Pepkor

Pepkor Limited, 36 Stellenberg Road, Parow Industria 7490 • PO Box 6100, Parow East 7501, South Africa
Telephone +27 21 933-5137 • Facsimile +27 21 933-5075


03045436

19 December 2003

ATTENTION : RULE 12g3-2(b) **FILE NO 82-3925**

Securities and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
United States of America

Dear Sirs

US ADR PROGRAM - PEPKOR LTD

I confirm that copies of a circular to shareholders dated 26 November 2003, incorporating the terms and conditions of a scheme of arrangement to be entered into between the company and its shareholders, have been sent to The Bank of New York in its capacity as depository for the Pepkor ADRs. Herewith a copy of the circular for your records, together with all announcements issued in the press since date of the circular, submitted to you in terms of Rule 12g3(b) under the Securities Exchange Act of 1934.

Yours faithfully

J F PIENAAR
SECRETARY

stdlet sec-pkbp

Encls


Pepkor
Making the desirable affordable

(Incorporated in the Republic of South Africa)
(Registration number 1965/007765/06)
Ordinary share code: PEP
ISIN: ZAE000005344
("Pepkor" or "the Company")

RULING BY THE EXECUTIVE DIRECTOR OF THE SECURITIES REGULATION PANEL

1. Shareholders are referred to the Pepkor announcement of 25 November 2003 and to the requirement of the Securities Regulation Panel ("SRP") that the statutory three-fourths majority approval required for the scheme of arrangement proposed by Castellina Investments (Proprietary) Limited to acquire the entire issued share capital of Pepkor (save for those ordinary shares held by Pepkor subsidiaries as treasury shares), and to procure the redemption of all the preference shares of Pepkor ("Preference Shares") ("Scheme") must also include a simple majority (being 50% plus 1 of those present and voting at the Scheme meeting) of disinterested ordinary shareholders.

2. The executive director of the SRP has ruled that disinterested ordinary shareholders shall exclude:
   - 2.1 Fincom (Proprietary) Limited (Registration number 1989/004966/07);
   - 2.2 Dr C H Wiese and any other entities controlled by Dr C H Wiese, including *inter alia*, Titan Nominees Pledge Account, Titan Nominees (Pty) Ltd, Titan Share Dealers (Pty) Ltd, Wikalox Investments (Pty) Ltd, 955 755 ordinary shares held by CH Wiese in terms of the Pep Ltd Share Incentive Trust; and
     - 2.2.1 132 772 Pepkor ordinary shares held by Caro Wiese;
     - 2.2.2 441 615 Pepkor ordinary shares held by Jacaro Beleggings (Edms) Bpk;
     - 2.2.3 250 000 Pepkor ordinary shares held by Die Akkedis Trust;
     - 2.2.4 664 433 Pepkor ordinary shares held by Die Carenkin Trust;
   - 2.3 Old Mutual Life Assurance Company (South Africa) Limited (Registration number 1999/004643/06); excluding 10 827 992 Pepkor ordinary shares held by various Old Mutual Unit Trust funds in respect of which Standard Corporate and Merchant Bank, in its capacity as trustee, intends to exercise, by representative or by appointing a proxy, all voting rights at the scheme meeting convened for purposes of considering and voting by shareholders of the offer by Castellina Investments (Pty) Limited;
   - 2.4 Wilfred Meyersohn and Company (Pty) Limited; and
   - 2.5 N Jacobs & Company (Pty) Ltd.

3. Furthermore, the executive director of the SRP requires that this ruling be published on the Stock Exchange News Service as well as in each of "Business Day", "Cape Times", "Die Burger" and "Beeld" newspapers as soon as reasonably possible, but at least prior to the date of the Scheme Meeting.

Cape Town
8 December 2003

Corporate advisor to Castellina

Brait

Corporate advisor to Pepkor

JAVELIN CAPITAL
LIMITED
(Registration number 2000/010500/06)

Attorneys to Pepkor


JS
JAN S. DE VILLIERS
PROKUREURS

Joint attorneys to Castellina

read hope phillips
ATTORNEYS

Transaction and lead sponsor


exchange
sponsors

Sponsor to Pepkor


BARNARD
JACOBS
MELLET
Corporate
Finance

Business Day 12/12/03
Page 13

Pepkor

Making the desirable affordable

(Incorporated in the Republic of South Africa)
(Registration number 1965/007765/06)
Ordinary share code: PEP
ISIN: ZAE000005344
("Pepkor" or "the Company")

RESULTS OF SCHEME MEETING

1. APPROVALS

1.1 Shareholders are advised that the scheme of arrangement in terms of Section 311 of the Companies Act (Act 61 of 1973) as amended ("the Scheme") proposed by Castellina Investments (Proprietary) Limited ("Castellina") between Pepkor and its shareholders, was duly approved at the scheme meeting held at 10:00 on Thursday, 11 December 2003 at the registered office of Pepkor (the "Scheme Meeting") by the requisite majorities of votes exercised by:

1.1.1 Scheme members eligible to attend and vote at the Scheme Meeting, representing a majority of not less than three-fourths of the votes exercisable by these scheme members at the Scheme Meeting; and

1.1.2 A simple majority of independent scheme members (being 50% plus one) of those independent scheme members present and voting at the Scheme Meeting.

2. COURT HEARING TO SANCTION THE SCHEME

2.1 Application to the High Court of South Africa (Cape Provincial Division) ("the Court") for the sanctioning of the Scheme will be made at 10:00 or so soon thereafter as the matter may be heard on Tuesday 13 January 2004. The Court is located at the High Court Building, Keerom Street, Cape Town, 8001.

2.2 The Scheme is subject to the fulfilment of the following outstanding suspensive conditions by no later than 30 June 2004:

2.2.1 a certified copy of the Order of Court sanctioning the Scheme having been lodged with, and registered by, the South African Registrar of Companies;

2.2.2 South African Private Equity Fund III LP ("SAPEF") and South African Private Equity Trust III ("SAPET") both private equity funds under the management of Brait S.A, collectively, being assured of obtaining not less than 15% of the total issued share capital of Castellina (after taking into account the Castellina ordinary shares to be issued in terms of the Scheme and the issue of Castellina ordinary shares to a trust in terms of the new executive share incentive scheme), provided that this condition shall be deemed to be fulfilled if SAPEF and SAPET inform Castellina and Pepkor in writing that they waive the benefits of this condition;

2.2.3 the approval of the Scheme by the Competition Authorities in terms of the Competition Act (Act 89 of 1998), as amended, either on an unconditional basis or subject to such conditions as the directors of Pepkor, the directors of Castellina and the underwriters, being SAPEF, SAPET and Old Mutual Life Assurance Company (South Africa) Limited, may approve in writing; and

2.2.4 the approval of the South African Reserve Bank.

3. FURTHER ANNOUNCEMENT

An announcement containing details of the outcome of the Court hearing is expected to be made on or about Wednesday, 14 January 2004, and the posting of the election and surrender circular is expected to be posted on or about Monday, 26 January 2004.

Cape Town
11 December 2003

Corporate advisor to Castellina
Brait

Attorneys to Pepkor
JAN S. DE VILLIERS ATTORNEYS

Joint attorneys to Castellina
read hope phillips ATTORNEYS

Auditors and reporting accountants
PRICEWATERHOUSECOOPERS
PricewaterhouseCoopers Inc
Chartered Accountants (SA)
Registered Accountants and Auditors
(Registration no 1998/012055/21)

Sponsor to Pepkor
BARNARD JACOBS MELLET Corporate Finance

Joint attorneys to Castellina



MALLINICKS ATTORNEYS

Independent advisor to Pepkor
ABSA

Corporate advisor to Pepkor
JAVELIN CAPITAL LIMITED

Tax advisors
Deloitte

Transaction and lead sponsor
eXchange

Debt financiers
OLD MUTUAL SPECIALISED FINANCE

PEPKOR LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1965/007765/06)
Ordinary share code: PEP ISIN: ZAE000005344
("Applicant")

NOTICE OF SCHEME MEETING

Notice is hereby given that, in terms of an Order of Court dated Monday, 24 November 2003, the High Court of South Africa (Cape of Good Hope Provincial Division) ("Court") has ordered, in accordance with the provisions of Section 311 of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Companies Act"), that a meeting ("Scheme Meeting") of ordinary shareholders in the Applicant registered as such at 17:00 on Monday, 8 December 2003, ("Scheme Members") be convened under the chairmanship of Timothy Brian McIntosh, or, failing him, Peter Eugene Whelan, or failing both of them, any other independent person appointed by the Court for the purposes of considering and, if deemed fit, agreeing to, with or without modification, the scheme of arrangement ("Scheme") proposed by Castellina Investments (Proprietary) Limited ("Castellina") between the Applicant and the holders of its ordinary shares of 5 cents each in its issued ordinary share capital ("Scheme Shares"); provided that the Scheme Meeting shall not be entitled to agree to any modification of the Scheme which has the effect of diminishing the rights of Scheme Members.

The Scheme Meeting will be held on Thursday, 11 December 2003, at 10:00, in the boardroom of the Applicant situated at 36 Stellenberg Road, Parow Industria, 7490.

The basic characteristic of the Scheme is that, upon implementation, the Scheme Shares will be acquired by Castellina which will become the owner of the entire issued share capital of the Applicant, other than the shares in the issued Ordinary Share Capital of the Applicant held by Subsidiaries of the Applicant and the Pepkor Preference Shares will be redeemed on the implementation of the Scheme. In terms of the Scheme, the Scheme Members who are registered as such at 17:00 on the consideration record date of the Scheme ("the Scheme Participants") which is anticipated to be Friday, 23 January 2004 ("Consideration Record Date"), shall be entitled to elect to receive the Scheme Consideration in cash ("Cash Consideration") alternatively, accept the Reinvestment Alternative described below. Scheme Participants who elect to receive the Cash Consideration, will receive R10.00 per Scheme Share, whilst Scheme Participants who elect to receive the Reinvestment Alternative will, for every 100 Pepkor Ordinary Shares they hold, receive:

- **60.885 Castellina Ordinary Shares (to be held subject to the Shareholders Agreement, the agreement binding Castellina and all holders of Castellina Ordinary Shares in their capacity as shareholders in Castellina which is available for inspection at the registered office of the Applicant, the salient terms of which are set out in the Explanatory Statement in terms of Section 312(1)(a) of the Companies Act and is Annexure A to the Scheme. In addition a notarially certified copy of this agreement will, together with the Scheme, be registered with the Registrar of Companies in the event that the Court sanctions the Scheme);**
- **Class "A" Loan Claims of R711.894 against Castellina; and**
- **Bridging Loan Claims of R227.221 against Castellina,**

which will be equivalent to R1 000 for every 100 Pepkor Ordinary Shares.

With respect to the Reinvestment Alternative, entitlements to a fraction of a Castellina Ordinary Share will only be rounded up if the fractional entitlement is equal to or in excess of 0.5 of a Castellina Ordinary Share. Should a fractional entitlement be below 0.5 of a Castellina Ordinary Share, there will be no compensation in respect thereof paid to a reinvesting Scheme Participant.

The Preference Shareholder of the Applicant will receive R33,3 million for the loss of rights attaching to the Pepkor Preference Shares as a result of their redemption on the implementation of the Scheme. This consideration will be settled by Castellina by allotting and issuing 33 300 000 Castellina Ordinary Shares to the Preference Shareholder. The Preference Shareholder has agreed to convert all the Bridging Loan Claims to be credited to it in terms of the Reinvestment Alternative for its Pepkor Ordinary Shares into Class "A" Loan Claims and has waived its entitlement to Class "A" Loan Claims to be credited to it in terms of the Reinvestment Alternative for its Pepkor Ordinary Shares with a face value in aggregate totalling R33,3 million. In addition, the Preference Shareholder has agreed to waive the payment from Pepkor of R91 920.93 as a result of the redemption of the Pepkor Preference Shares on the implementation of the Scheme.

The Scheme Consideration will be available during the Election Period.

Copies of the Scheme, the Explanatory Statement in terms of Section 312(1)(a) of the Companies Act explaining the Scheme, the notice convening the Scheme Meeting, the form of proxy (blue) to be used at the Scheme Meeting and the Order of the Court authorising the convening of the Scheme Meeting will be included in the document to be sent to members of the Applicant in regard to the Scheme and copies may, on request by any member of the Applicant during normal business hours, be inspected at or obtained free of charge from the registered office of the Applicant, at 36 Stellenberg Road, Parow Industria, 7490, and at the office of the Applicant's Transfer Secretaries (see below).

Each Scheme Member who holds Certificated Ordinary Shares in the Applicant or who holds Dematerialised Ordinary Shares in the Applicant through a Central Securities Depository Participant ("CSDP") and has "own-name" registration may attend, speak and vote in person at the Scheme Meeting or may appoint any other person or persons (none of whom needs to be a member of the Applicant) as a proxy or proxies to attend, speak and vote in such Scheme Member's place.

Scheme Members who oppose the Scheme may:

- vote against the Scheme, either in person or by proxy;
- voice their opinions at the Scheme Meeting;
- make representations to the Court (if the Scheme is approved at the Scheme Meeting by the requisite majority) at the time of the Court hearing as to why the Scheme should not be sanctioned.

Each Scheme Member who holds Dematerialised Ordinary Shares in the Applicant who does not have "own-name" registration should timeously inform his CSDP or broker should he wish to attend, speak and vote at the Scheme Meeting or timeously provide his CSDP or broker with his voting instruction in order for the CSDP or broker to vote on his behalf at the Scheme Meeting.

Each form of proxy should be completed and signed in accordance with the instructions printed thereon and be lodged with or posted to the Applicant's Transfer Secretaries Computershare Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107), so as to be received by no later than 10:00 on Tuesday, 9 December 2003 or handed to the Chairperson of the Scheme Meeting by no later than 30 (thirty) minutes before the time for which the Scheme Meeting has been convened.

Where there are joint holders of Scheme Shares, any one of such persons may vote at the Scheme Meeting in respect of such Scheme Shares as if such joint holder was solely entitled thereto, but if more than one of such joint holders be present or represented at the Scheme Meeting, that one of the said persons whose name appears first in the Applicant's share register or his proxy, as the case may be, will alone be entitled to vote in respect thereof.

In terms of the Order of the Court, the Chairperson of the Scheme Meeting will report the results of the Scheme Meeting to the Court at 10:00 or so soon thereafter as Counsel may be heard on Tuesday, 13 January 2004. A copy of the Chairperson's report to the Court will be made available for inspection during normal business hours at the registered office of the Applicant, on request, free of charge, during the period of 5 (five) calendar days prior to Tuesday, 13 January 2004.

The Scheme is subject to the fulfilment of certain suspensive conditions stated in the Scheme, one of the conditions being the sanction of the Scheme by the Court.

Timothy Brian McIntosh
Chairman of the Scheme Meeting

Attorneys to the Applicant
Jan S de Villiers
17th Floor, Thibault Square
Cape Town, 8001
(PO Box 1474, Cape Town, 8000)
Attention: Mr Louis du Preez/Mr Pierre le Roux
Tel: (021) 405 5100

3


Pepkor

Making the desirable affordable

Pepkor Limited
(Incorporated in the Republic of South Africa)
(Registration number 1965/007765/06)
Ordinary share code: PEP ISIN: ZAE000005344
("Pepkor" or "the Company")

SALIENT DATES AND TIMES AND SUPPLEMENTARY INFORMATION

1. INTRODUCTION

1.1 Shareholders are referred to the Pepkor announcement of 23 October 2003 ("the Terms Announcement"), which contained details of the firm intention of Castellina Investments (Proprietary) Limited ("Castellina") to make an offer to acquire the entire ordinary issued share capital of Pepkor (save for those ordinary shares held by Pepkor subsidiaries as treasury shares), and to procure the redemption of all the preference shares of Pepkor ("the Offer"), by way of a scheme of arrangement in terms of Section 311 of the Companies Act (Act 61 of 1973) as amended ("the Scheme").

1.2 As advised in the Terms Announcement, the Offer will be R10 for each Pepkor ordinary share. In terms of the Offer, the Pepkor ordinary shareholders will be entitled:

1.2.1 to receive R10 per share for each Pepkor ordinary share ("the Cash Consideration"); or

1.2.2 for every 100 Pepkor ordinary shares to receive:

(a) 60.885 ordinary shares in the issued share capital of Castellina, issued at R1 per share; *plus*
(b) class "A" loan claims of R711.894 against Castellina; *plus*
(c) bridging loan claims of R227.221 against Castellina,

which will be equivalent to R1 000 for every 100 Pepkor ordinary shares held (collectively the "Reinvestment Alternative").

Furthermore the preference shareholder will receive R33,3 million for the loss of all rights attaching to the Pepkor *preference shares as a result of their redemption by Pepkor on the implementation of the Scheme as set out in 4.1* below.

2. CONVENING OF THE SCHEME MEETING

On Monday, 24 November 2003, the High Court of South Africa (Cape Provincial Division) ("the Court") granted Pepkor leave to convene the scheme meeting, at which Pepkor ordinary shareholders ("Shareholders") will be requested to vote on the Scheme.

3. IMPORTANT DATES AND TIMES

The important dates and times are set out below:

	2003
Last day for Shareholders to trade their Pepkor ordinary shares to be recorded in the register of Shareholders or in the sub-registers of Pepkor administered by Central Securities Depository Participants ("CSDP"), on the voting record date	Monday, 1 December
Voting record date – the date on which Shareholders must be recorded in the register of Shareholders or in the relevant sub-registers of the CSDPs administering the sub-registers of Pepkor, in order to be able to vote at the scheme meeting by 17:00 on	Monday, 8 December
Last day to lodge forms of proxy for the scheme meeting by 10:00 on	Tuesday, 9 December
Scheme meeting to be held at 10:00 on	Thursday, 11 December
Result of scheme meeting announced on the Securities Exchange News Service ("SENS")	Thursday, 11 December
Result of the scheme meeting announced in the press on	Friday, 12 December
	2004
Court hearing, at 10:00 or as soon thereafter as Counsel may be heard, to sanction the Scheme on	Tuesday, 13 January
If the Scheme is sanctioned and implemented	
Order of Court sanctioning the Scheme registered at the South African Registrar of Companies on or about	Wednesday, 14 January
Results of the Court sanctioning the Scheme announced on SENS on	Wednesday, 14 January
Results of the Court sanctioning the Scheme announced in the press on	Thursday, 15 January
Last day for Shareholders to trade to be recorded in the register of Shareholders or in the sub-registers of Pepkor administered by a CSDP on the consideration record date	Friday, 16 January
Suspension of the listing of Pepkor ordinary shares on the JSE Securities Exchange South Africa ("JSE") at the commencement *of trade on*	Monday, 19 January
Consideration record date, being the date on which Shareholders must be recorded in the Pepkor register of Shareholders or in the relevant sub-registers administered by CSDPs on the consideration record date, to be eligible to participate in the scheme consideration	Friday, 23 January
Posting of Election and Surrender circular (see note 2)	Monday, 26 January
Election period commences	Monday, 26 January
Election period closes on the election record date at 14:30 on Friday, 13 February 2004, being the latest date and time by which scheme participants must have elected to receive either the Cash Consideration or the Reinvestment Alternative in accordance with the instructions to be contained in the Election and Surrender circular, which elections must be delivered to the transfer secretaries of Pepkor by 14:30 on	Friday, 13 February
Operative date of the Scheme from the commencement of trading on (see note 4)	Monday, 16 February
Delisting of Pepkor's ordinary shares on the JSE from the commencement of trading on	Tuesday, 17 February

Note:

1. The above dates and times are subject to change and any change will be published by Pepkor on SENS and in the South African press.
2. Subsequent to the sanctioning of the Scheme by the Court an Election and Surrender circular will be posted to all scheme participants on the first business day following the consideration record date. This Election and Surrender circular will, *inter alia*, contain information on the election by scheme participants, to be made during the election period, to receive the scheme consideration in cash or to elect the Reinvestment Alternative. **Should a scheme participant not make a valid election in accordance with the instructions to be contained in the Election and Surrender circular, the scheme participant will be deemed to have elected the Cash Consideration in respect of all his/her Pepkor ordinary shares.**
3. Share certificates may not be dematerialised or rematerialised from Friday, 16 January 2004.
4. Scheme participants will receive the scheme consideration, being either the Cash Consideration or the Castellina ordinary shares and loan claims credited under the Reinvestment Alternative, within five business days of the fulfilment of all the suspensive conditions provided that they validly exercise their election and, where applicable, provided that the documents of title for their Pepkor ordinary shares have been received by the transfer secretaries of Pepkor.

4. SUPPLEMENTARY INFORMATION

4.1 Arrangement with the preference shareholder

4.1.1 As an integral part of the Scheme, Pepkor and Castellina have entered into an arrangement with the preference shareholder, being Fincom (Proprietary) Limited, a company which is under the ultimate control of C H Wiese and which holds all of Pepkor's preference shares ("the Preference Shareholder"). In terms of this agreement, Castellina will pay the Preference Shareholder R33,3 million for the loss of all rights conferred by the Pepkor preference shares on the redemption of these shares by Pepkor on the implementation of the Scheme. This obligation will be discharged by allotting and issuing 33 300 000 Castellina ordinary shares to the Preference Shareholder.

4.1.2 The Preference Shareholder has agreed that all the bridging loan claims which would otherwise have been credited to it in terms of the Reinvestment Alternative by virtue of the Pepkor ordinary shares held by it, will be subordinated to all other bridging loan claims of Castellina and will be credited as class "A" loan claims.

4.1.3 The Preference Shareholder has also agreed to waive its rights to receive such class "A" loan claims which would otherwise have been credited to it in terms of the Reinvestment Alternative by virtue of the Pepkor ordinary shares held by it at the operative date of the Scheme as would have had a face value of R33,3 million.

4.1.4 The effect of the waiver in 4.1.3 above is that the Preference Shareholder will effectively receive an amount of R9.2755 in respect of each Pepkor ordinary share held by it. Accordingly, on implementation of the Scheme, the Preference Shareholder will, by virtue of its holding of Pepkor ordinary shares and Pepkor preference shares, in aggregate, receive R459 604 620, which is equivalent to R10 per Pepkor ordinary share.

4.2 Rule 13 of the Code

4.2.1 Rule 13 of the Securities Regulation Code on Takeovers and Mergers ("Code") regulates special deals with favourable conditions and provides that " ...Except with the consent of the Panel, an offeror or persons acting in concert with it shall not make any arrangements with holders of the relevant securities and shall not deal or enter into arrangements to deal in securities of the offeree company, or enter into arrangements which involve acceptance of an offer, either during an offer or when one is reasonably in contemplation, if there are favourable conditions attached which are not being extended to all holders of relevant securities..."

4.2.2 The Executive Director of the Securities Regulation Panel ("SRP") is of the view that, notwithstanding the equality in the aggregate consideration to be received by the Preference Shareholder in terms of the Scheme (when divided by the number of Pepkor ordinary shares held by the Preference Shareholder), the composition of such aggregate consideration will differ in respect of the mix of the Castellina ordinary shares and loan claims, from that to be received by other scheme participants. The SRP is of the view that such differentiation constitutes a "special condition" within the meaning of the Code.

4.2.3 The SRP has nevertheless approved the circular to Shareholders and consented in terms of Rule 13 of the Code to the Scheme proceeding and has granted an exemption in terms of Rule 34 of the Code from strict compliance with the Code, provided that:

4.2.3.1 not only is the Scheme to be approved by a majority representing not less than three-fourths of the votes exercisable by the relevant scheme members present and voting either in person or by proxy at the scheme meeting by scheme members eligible to attend and vote thereat, but

4.2.3.2 also that the majority required by 4.2.3.1 above includes the votes of a simple majority (being 50% plus 1 of those present and voting at the Scheme meeting) of the independent Scheme Members (see 4.3.3.1 below).

4.2.4 The full terms of the ruling by the Executive Director of the SRP have been included in the circular to Shareholders and announced on SENS on Tuesday, 25 November 2003. A signed copy of this ruling is also available for inspection at the office of Pepkor's sponsor Barnard Jacobs Mellet Corporate Finance (Pty) Limited, at 2nd Floor, Barnard Jacobs Mellet House, 5 Sturdee Avenue, Rosebank, 2196 or at the office of the lead and transaction sponsor Exchange Sponsors (Proprietary) Limited at Hyde Park Manor, 79 Hyde Park Lyne, Hyde Park, 2196.

4.3 Suspensive conditions

4.3.1 As described in the Terms Announcement, the Offer is conditional upon the fulfilment of certain suspensive conditions by no later than 30 June 2004.

4.3.2 Shareholders are advised that the suspensive condition that the underwriters have to be assured of obtaining not less than 30% of the total issued ordinary share capital of Castellina, as previously set out in 6.1.6 of the Terms Announcement, has been amended to provide that only the following two underwriters namely, South African Private Equity Fund III L.P. ("SAPEF") and South African Private Equity Trust III ("SAPET") both private equity funds under the management of Brait S.A., collectively, receive not less than 15% of the total issued *share capital of Castellina, (after taking into account all the Castellina ordinary shares to be issued in terms* of the Scheme and the issue of Castellina ordinary shares to a trust in terms of the new executive share incentive scheme), provided that this condition shall be deemed to be fulfilled if SAPEF and SAPET inform Castellina and Pepkor in writing that they waive the benefits of this condition.

4.3.3 The following new suspensive condition required by the SRP in terms of 4.2.3.2 above has been incorporated into the relevant agreements:

4.3.3.1 unless this condition is waived by the SRP by a ruling to such effect, that a majority representing not less than three-fourths of the votes exercisable by the relevant scheme members present and voting either in person or by proxy at the scheme meeting by scheme members eligible to attend and vote thereat, includes a simple majority (being 50% plus 1 of those present and voting at the scheme meeting) of independent scheme members. Independent scheme members are such group of scheme members as meet criteria to be determined prior to the scheme meeting by the Executive Director of the SRP after due consideration by him of the register of shareholders of Pepkor and such written and oral representations as he may receive from registered shareholders *and other interested parties, which group shall at least exclude the Preference Shareholder, all* entities directly or indirectly controlled by C H Wiese which have an interest in Pepkor; Old Mutual Life Assurance Company (South Africa) Limited ("OMLACSA"), (which is the beneficial owner of 14 235 626 Pepkor ordinary shares); and companies deemed to be acting in concert with OMLACSA in terms of Section 440A(2)(a) of the Companies Act;

5. FAIR AND REASONABLE AND RECOMMENDATIONS

5.1 The Pepkor board of directors ("the Pepkor Board") appointed Absa Corporate and Merchant Bank, Corporate Finance, a division of Absa Bank Limited ("ACMB"), to consider the terms of the Offer, including the payment to the Preference Shareholder (see 4.1.1 above).

5.2 ACMB has considered these matters and:

5.2.1 in respect of the Cash Consideration of R10 per Pepkor ordinary share, is of the opinion that the offer price is fair and reasonable,

5.2.2 in respect of the Reinvestment Alternative, is of the opinion that the Reinvestment Alternative is fair and *reasonable after considering the following significant factors:*

5.2.2.1 Castellina will be an unlisted company whose ordinary shares will not be easily tradeable and whose class "A" loan claims and bridging loan claims will be repaid from the cash flow of Castellina;

5.2.2.2 Castellina, in terms of normal private equity transactions, will be highly geared in terms of its debt to equity ratio; and

5.2.2.3 the ultimate investment decision to accept the Reinvestment Alternative compared to the Cash Consideration of R10 will depend upon the individual risk and investment profile of the particular Pepkor ordinary shareholder.

5.2.3 *In respect of the payment of R33,3 million for the Pepkor Preference Shares, and after giving cognisance to* the ruling by the Executive Director of the SRP (see 4.2 above), ACMB is of the opinion that this payment is fair and reasonable.

5.3 The Pepkor Board agrees with the opinion of ACMB and, accordingly, recommends that scheme members vote in favour of the Scheme. The Pepkor Board members, in respect of their own holdings of Pepkor ordinary shares, intend to vote in favour of the Scheme at the scheme meeting.

6. CIRCULAR

A circular containing full details of, *inter alia*, the Scheme and the actions required by Shareholders will be posted to Pepkor ordinary shareholders on Wednesday, 26 November 2003.

Cape Town
25 November 2003

Corporate advisor to Castellina


Brait

Corporate advisor to Pepkor

JAVELIN CAPITAL
LIMITED

Attorneys to Pepkor


JAN S. DE VILLIERS
ATTORNEYS

Auditors and reporting accountants


PRICEWATERHOUSECOOPERS
PricewaterhouseCoopers Inc

Joint attorneys to Castellina


read hope phillips
ATTORNEYS

Pepkor

Making the desirable affordable

Pepkor Limited
(Incorporated in the Republic of South Africa)
(Registration number 1965/007765/06)
Ordinary share code: PEP ISIN: ZAE000005344
("Pepkor" or "the Company")

INCREASE OF THE OFFER PRICE TO R11 FOR EACH PEPKOR ORDINARY SHARE

1. INTRODUCTION

Shareholders are referred to the Pepkor announcement of 23 October 2003 which contained details of an offer by Castellino Investments (Proprietary) Limited ("Castellino") to, by way of a scheme of arrangement in terms of Section 311 of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Scheme"), acquire the entire issued share capital of Pepkor, resulting in the redemption of all the preference shares of Pepkor ("preference shares"). The salient dates and times and supplementary information relating to the Scheme were announced in the press on 26 November 2003, whilst a circular containing full details of the Scheme and the actions required by Pepkor ordinary shareholders was posted to those shareholders on the same day ("the Circular").

2. INCREASE OF THE OFFER PRICE

2.1 On Thursday, 4 December 2003, Castellino advised the board of directors of Pepkor (the "Pepkor Board") that it has increased its offer price from R10 per Pepkor ordinary share to R11 for each Pepkor ordinary share.

2.2 The payment to the preference shareholder for the loss of rights attaching to the preference shares as a result of their redemption by Pepkor will not change as a result of the increase in the offer price.

2.3 Pepkor ordinary shareholders will still have the opportunity to elect a cash consideration or reinvestment alternative, as follows:

2.3.1 to receive R11 per share for each Pepkor ordinary share ("the Cash Consideration"); or

2.3.2 for every 100 Pepkor ordinary shares to receive:

2.3.2.1 60.885 ordinary shares in the issued share capital of Castellino, issued at R1 per share;

2.3.2.2 class "A" loan claims of R787,699 against Castellino ("Class "A" Loan Claims"); and

2.3.2.3 bridging loan claims of R251,416 against Castellino ("Bridging Loan Claims"),

which will be equivalent to R1 100 for every 100 Pepkor ordinary shares held (collectively the "Reinvestment Alternative").

2.4 To part fund the increase in the offer price, Castellino has arranged to borrow R42 million from the underwriters, being South African Private Equity Fund III LP and South African Private Equity Trust III, both private equity funds under the management of Brait S.A. and Old Mutual Life Assurance Company (South Africa) Limited (collectively referred to as "the Underwriters").

2.5 The main terms of this top-up loan are as follows:

2.5.1 Castellino will be charged interest on the amount of the top-up loan outstanding from time to time calculated at the prime rate plus 2% nominal annual compounded monthly interest from the operative date of the Scheme ("operative date");

2.5.2 the interest will accrue on a day-to-day basis and will be capitalised monthly on the last day of each calendar month;

2.5.3 the top-up loan and interest thereon is subordinated to and will not be repaid prior to the repayment in full of the Bridging Loan Claims and accrued interest thereon. However, the top-up loan, together with interest thereon, will be repaid within 12 months of the operative date;

2.5.4 the top-up loan will rank ahead of the Class "A" Loan Claims and Castellino will under no circumstances be entitled to repay any of the Class "A" Loan Claims or any accrued interest thereon prior to the repayment in full of the top-up loan, together with accrued interest thereon;

2.5.5 any repayment of the top-up loan will first be applied to the repayment of accrued interest and thereafter to capital;

2.5.6 if the top-up loan, together with accrued interest thereon, is not repaid within the aforementioned 12 month period then, without prejudice to the underwriters' other rights arising form such default, Castellino will repay and discharge same either in cash or, at the written election of the underwriters, by way of the delivery and transfer to the underwriters of such ordinary shares of companies listed on the JSE as were held by Pepkor or its subsidiaries which remain after any repayment and discharge contemplated in the Bridging Loan terms details of which are set out in the Circular, *mutatis mutandis*, on the same terms as are set out in such terms;

2.5.7 the top-up loan will be due and payable immediately in the event of the liquidation of Castellino, other than for purposes of re-organisation of Castellino and/or its subsidiaries and/or its/their underlying businesses and assets.

2.6 A revised table of entitlements will be included in the Surrender and Election Circular, which will still be posted to Pepkor ordinary shareholders on or about Monday, 26 January 2004, whilst a copy of this announcement will be posted to all Pepkor shareholders today.

2.7 A copy of the revised Scheme including details of the increased offer price is available free of charge at the offices of Pepkor, at 36 Stellenberg Road, Parow Industria 7490, Pepkor's sponsor Barnard Jacobs Mellet Corporate Finance (Pty) Limited, at 2nd floor, Barnard Jacobs Mellet House, 5 Sturdee Avenue, Rosebank, 2196 or at the lead and transaction sponsor Exchange Sponsors (Proprietary) Limited at Hyde Park Manor, 79 Hyde Park Lane, Hyde Park, 2196.

3. IMPORTANT DATES AND TIMES

The important dates and times remain as previously published. Therefore, the scheme meeting at which Pepkor ordinary shareholders will be requested to vote on the Scheme, will still be convened at 10:00 on 11 December 2003 at Pepkor's registered offices.

4. REVISED FINANCIAL EFFECTS OF THE SCHEME

The following tables illustrate the financial effects for a Pepkor ordinary shareholder should the Scheme be implemented.

4.1 Revised unaudited pro forma financial effects of the Cash Consideration

	Before the Scheme (cents)	After the Scheme (cents)(1)	Change (%)
Market prices:			
Monday, 11 August 2003	650,0(2)	1 100	69,2
30-day weighted average preceding Monday, 11 August 2003	633,7(3)	1 100	73,6
Wednesday, 22 October 2003	850,0(4)	1 100	29,4
Net asset value per share	531,4(5)	1 100	107,0
Net tangible asset value per share	489,4(5)	1 100	124,8
Earnings per share			
Headline earnings	54,0(5)	69,3(6)	28,3
Before exceptional items	53,6(5)	69,3(6)	29,3
Before exceptional items excluding finance exchange rate difference	104,4(5)	69,3(6)	(33,6)
After exceptional items	3,4(5)	69,3(6)	1 938,2
Dividend per share	34,0(5)	69,3(6)	103,8

Notes:
1. The Cash Consideration offered to Pepkor ordinary shareholders in terms of the Scheme.
2. The closing market price of a Pepkor ordinary share on the last trading date prior to the publication of the first cautionary announcement on Tuesday, 12 August 2003.
3. The volume weighted average of the closing price of a Pepkor ordinary share over the 30 trading days preceding the publication of the first cautionary announcement on Tuesday, 12 August 2003.
4. The closing market price of a Pepkor ordinary share on Wednesday, 22 October 2003.
5. Extracted from the published audited results of Pepkor for the year ended 30 June 2003.
6. For purposes of calculating the pro forma earnings per Pepkor ordinary share, it was assumed that:
   - the Scheme was implemented on 1 July 2002;
   - interest at an after-tax rate of 6.3% per annum was earned on the Cash Consideration for the year ended 30 June 2003.
7. No effect has been given to Capital Gains Tax that may be applicable to Pepkor ordinary shareholders.

4.2 Revised unaudited pro forma financial effects of the Reinvestment Alternative

	Before the Scheme (cents)(1)	After the Scheme (cents)	Change (%)
Net asset value per share	531,4	1 100,0(2)	107,0
Net tangible asset value per share	489,4	394,4(2)	(19,4)
Earnings per share			
Headline earnings	54,0	(29,0)(3)	(153,8)
Before exceptional items	53,6	(29,4)(3)	(154,9)
Before exceptional items excluding finance exchange rate difference	104,4	14,1(3)	(86,5)
After exceptional items	3,4	(97,1)(3)	(2 954,9)
Interest per share			
Interest received	-	50,3(5)	100
Interest accrued on the Loan Claims (pre-tax)	-	140,0(4)	100
Interest accrued on the Loan Claims (after tax)	-	98,0(4)	100
Dividend per share	34,0	–(6)	(100)

Notes:
1. Extracted from the published audited results of Pepkor for the year ended 30 June 2003.
2. For purposes of calculating the pro forma net asset value and net tangible asset value per Pepkor ordinary share, it was assumed that:
   - the Scheme was implemented on 30 June 2003;
   - there will be 153.3 million Castellino ordinary shares in issue at 30 June 2003;
   - a Pepkor ordinary shareholder will receive 0.60885 Castellino ordinary shares for every Pepkor ordinary share held, a Class "A" Loan Claim of R7.87699 per share and a Bridging Loan Claim of R2.51416 per share;
   - the net tangible asset value per Pepkor Ordinary Share was calculated after taking into account the net shareholders deficit that arose after eliminating the goodwill arising from the acquisition of Pepkor by Castellino.
3. For purposes of calculating the earnings per Pepkor ordinary share it was assumed that:
   - the Scheme was implemented on 1 July 2002;
   - a weighted average number of Castellino ordinary shares in issue of 153,3 million;
   - the goodwill is written off over a period of 20 years;
   - the loan from Old Mutual Specialised Finance taking into account refinancing bears interest at an after tax rate of 7,04%;
   - the Class "A" Loan Claims and Bridging Loan Claims bear interest at an after tax rate of 9,8%
   - the Bridging Loan Claims were repaid after six months and the proceeds therefrom were invested at an after tax rate of 6,3%;
   - the loan of R42 million from the Underwriters bears interest at an after tax rate of 9,6%;
   - cash received from the management subscription was invested at an after tax rate of 6,3%;
   - a tax rate of 30% was applied.
4. This represents the interest that will accrue to a Castellino ordinary shareholder in terms of his Class "A" Loan Claims and Bridging Loan Claims. For the after tax effect a tax rate of 30% has been applied.
5. Interest received is calculated as follows:
   - On the Bridging Loan Claims at a pre tax rate of 14% for the first six months and after the repayment of the Bridging Loan Claims at a pre tax rate of 9% for the last six months (on the capital and interest);
   - On the Class "A" Loan Claims at a pre tax rate of 14% based on the pro-forma earnings of Castellino and the formula referred to in the Circular, Annexure B to the Scheme.
6. No dividend will be paid to Castellino Ordinary Shareholders after the implementation of the Scheme until the Loan Claims have been repaid.
7. No effect has been given to Capital Gains Tax that may be applicable to Pepkor ordinary shareholders.

5. FAIR AND REASONABLE AND RECOMMENDATIONS

5.1 Absa Corporate and Merchant Bank, Corporate Finance, a division of Absa Bank Limited ("ACMB") has considered the increased offer price and in respect of the Cash Consideration of R11 per Pepkor Ordinary Share and in respect of the Reinvestment Alternative is of the opinion that the revised offer price is fair and reasonable.

5.2 In respect of the payment of R33,3 million for the Pepkor preference shares, and after giving cognisance to the ruling by the Executive Director of the SRP, ACMB is of the opinion that this payment is fair and reasonable.

5.3 The Pepkor Board agrees with the opinion of ACMB and, accordingly, recommends that scheme members vote in favour of the Scheme.

Cape Town
4 December 2003

Corporate advisor to Castellino
Brait

Corporate advisor to Pepkor
JAVELIN CAPITAL LIMITED

Attorneys to Pepkor
JAN S. DE VILLIERS ATTORNEYS

Auditors and reporting accountants
PRICEWATERHOUSECOOPERS
PricewaterhouseCoopers Inc

Joint attorneys to Castellino
read hope phillips

Joint attorneys to Castellino

MALLINICKS

Independent advisor to Pepkor
ABSA Corporate & Merchant Bank

Transaction and lead sponsor

exchange
sponsors

Sponsor to Pepkor

BARNARD JACOBS MELLET
Corporate
Finance

Tax advisor

Deloitte
& Touche

Debt financier

OLD MUTUAL
SPECIALISED FINANCE


Pepkor

Making the desirable affordable

Pepkor Limited

(Incorporated in the Republic of South Africa)
(Registration number 1965/007765/06)
Ordinary share code: PEP ISIN: ZAE000005344
("Pepkor" or "the Company")

FURTHER INCREASE OF THE OFFER PRICE TO R12 FOR EACH PEPKOR ORDINARY SHARE

1. INTRODUCTION

1.1 Shareholders are referred to the Pepkor announcement of 23 October 2003 which contained details of an offer by Castellino Investments (Proprietary) Limited ("Castellino") to acquire, by way of a scheme of arrangement in terms of Section 311 of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Scheme"), the entire issued share capital of Pepkor, *resulting in the redemption of all the preference shares of Pepkor ("preference shares"). The salient* dates and times and supplementary information relating to the Scheme were announced in the press on 26 November 2003, and a circular containing full details of the Scheme and the actions required by Pepkor ordinary *shareholders was posted to those shareholders on the same day ("the Circular").*

1.2 On Thursday, 4 December 2003, Pepkor announced that Castellino had advised the board of directors of Pepkor (the "Pepkor Board") that it had increased its offer price from R10 per Pepkor ordinary share to R11 for each Pepkor ordinary shares (the "Initial Increase Announcement").

2. FURTHER INCREASE OF THE OFFER PRICE

2.1 On Tuesday, 9 December 2003, Castellino advised the Pepkor Board that it has increased its offer price from R11 per Pepkor ordinary share to R12 for each Pepkor ordinary share.

2.2 The payment to the preference shareholder for the loss of rights attaching to the preference shares due to their redemption by Pepkor is unchanged.

2.3 Shareholders are referred to the Initial Increase Announcement and, in particular to the reference therein to a R42 million loan from the underwriters, being South African Private Equity Fund III LP and South African Private Equity Trust III, both private equity funds under the management of Brait S.A. and Old Mutual Life Assistance Company (South Africa) Limited (collectively referred to as "the Underwriters").Castellino, subsequent to the further increase in the offer price, has reconsidered the capital structure of the business. Consequently it was decided to no longer borrow the R42 million from the Underwriters, but to rather issue additional Castellino ordinary shares and loan claims, as set out in 2.4 below.

2.4 *Pepkor ordinary shareholders will still have the opportunity to elect either:*

2.4.1 to receive R12 per share for each Pepkor ordinary share ("the Cash Consideration"); or

2.4.2 for every 100 Pepkor ordinary shares to receive:

2.4.2.1 61,5 ordinary shares in the issued share capital of Castellino, issued at R1 per share;

2.4.2.2 class "A" loan claims of R925,50 against Castellino ("Class "A" Loan Claims"); and

2.4.2.3 bridging loan claims of R213 against Castellino ("Bridging Loan Claims"),

which will be equivalent to R1 200 for every 100 Pepkor ordinary shares held (collectively the "Reinvestment Alternative").

2.5 As a consequence of the increase in the Reinvestment Alternative, the number of shares in Castellino that will be issued pursuant to the Scheme may increase beyond the numbers initially envisaged and accordingly the maximum numbers set out in paragraph 7 of the Explanatory Statement in terms of section 312(1)(a) of the Companies Act contained in the Circular ("Explanatory Statement") are amended to reflect the following:

2.5.1 with reference to paragraph 7.1.1 of the Explanatory Statement, a maximum of 110 004 310 new Castellino ordinary shares will be allotted and issued to holders of Scheme Shares or to the Underwriters;

2.5.2 *with reference to paragraph 7.2.2 of the Explanatory Statement, a maximum of 15 900 000 new Castellino* ordinary shares will be allotted and issued to the new executive share incentive trust;

2.5.3 with reference to paragraph 7.3 of the Explanatory Statement, Castellino shall, subsequent to the implementation *of the Scheme and the aforementioned issues, have a maximum of 159 204 310 ordinary shares in issue.*

2.6 In addition, the single shareholder in Castellino, namely South African Private Equity Trust III, has approved certain consequential amendments to the shareholders agreement which is binding on Castellino and all shareholders of Castellino, being the Underwriters and any Pepkor shareholders who elect the Reinvestment Alternative, of which the following amendments are of any significance:

2.6.1 the percentage shareholding held by one or more exiting shareholders which will trigger the tag-along rights in paragraph 15 of the shareholders agreement is reduced from 40% to 35%;

2.6.2 the percentage shareholding required in order to initiate a listing of Castellino, as set out in paragraph 28 of the shareholders agreement, is reduced from 40% to 35%.

2.7 Other than as set out above, the suspensive conditions and other terms contained in the Circular, will remain the same.

2.8 A *revised table of entitlements will be included in the Surrender and Election Circular, which will still be posted to* Pepkor ordinary shareholders on or about Monday, 26 January 2004.

2.9 A copy of the revised Scheme including details of the increased offer price is available free of charge at the offices of Pepkor, at 36 Stellenberg Road, Parow Industria, 7490, Pepkor's sponsor Barnard Jacobs Mellet Corporate Finance (Pty) Limited, at 2nd floor, Barnard Jacobs Mellet House, 5 Sturdee Avenue, Rosebank, 2196 or at the lead and transaction sponsor Exchange Sponsors (Proprietary) Limited at Hyde Park Manor, 79 Hyde Park Lane, Hyde Park, 2196.

3. IMPORTANT DATES, TIMES AND VOTING

3.1 The important dates and times remain as previously published. Therefore, the scheme meeting at which Pepkor *ordinary shareholders will be requested to vote on the scheme, will still be convened at* 10:00 on 11 December 2003 at Pepkor's registered offices.

3.2 Shareholders who have already submitted a form of proxy indicating how they wish to vote at the scheme meeting and who do not wish to change their votes in light of the increased offer price, need not submit new proxy forms nor take any further action.

3.3 Shareholders who have already submitted, or caused the submission of a form of proxy and who wish to change their votes in light of the increased offer price must:

3.3.1 ensure that the appropriate arrangements have been made with their Central Securities Depository Participant ("CSDP") or broker in respect of a dematerialised shareholders, other than with own-name registrations, and in respect of certificated shareholders and own-name dematerialised shareholders submit a new form of proxy to the Chairperson of the scheme meeting by no later than 30 minutes prior to the scheme meeting, revoking the previous form of proxy submitted; or

3.3.2 attend the scheme meeting to vote in person to the exclusion of any proxy appointed and ensure that, if required, the necessary representation letter is obtained from the relevant CSDP or broker.

4. REVISED FINANCIAL EFFECTS OF THE SCHEME

The following tables illustrate the financial effects for a Pepkor ordinary shareholder should the Scheme be implemented.

4.1 Revised unaudited pro forma financial effects of the Cash Consideration

	Before the Scheme (cents)	After the Scheme (cents)[1]	Change (%)
Market prices:			
Monday, 11 August 2003	650,0[2]	1 200	84,6
30-day weighted average preceding Monday, 11 August 2003	633,7[3]	1 200	89,4
Wednesday, 22 October 2003	850,0[4]	1 200	41,2
Net asset value per share	531,4[5]	1 200	125,8
Net tangible asset value per share	489,4[5]	1 200	145,2
Earnings per share			
Headline earnings	54,0[5]	75,6[6]	40,0
Before exceptional items	53,6[5]	75,6[6]	41,0
Before exceptional items excluding finance exchange rate difference	104,4[5]	75,6[6]	(27,6)
After exceptional items	3,4[5]	75,6[6]	2 123,5
Dividend per share	34,0[5]	75,6[6]	122,4

Notes:

1. The Cash Consideration offered to Pepkor ordinary shareholders in terms of the Scheme.
2. The closing market price of a Pepkor ordinary share on the last trading date prior to the publication of the first cautionary announcement on Tuesday, 12 August 2003.
3. The volume weighted average of the closing price of a Pepkor ordinary share over the 30 trading days preceding the publication of the first cautionary announcement on Tuesday, 12 August 2003.
4. The closing market price of a Pepkor ordinary share on Wednesday, 22 October 2003.
5. Extracted from the published audited results of Pepkor for the year ended 30 June 2003.
6. For purposes of calculating the pro forma earnings per Pepkor ordinary share, it was assumed that:
   - the Scheme was implemented on 1 July 2002;
   - *Interest at an after-tax rate of 6.3% per annum was earned on the Cash Consideration for the year ended 30 June 2003. A tax rate of 30% has been applied.*
7. No effect has been given to Capital Gains Tax that may be applicable to Pepkor ordinary shareholders.

4.2 Revised unaudited pro forma financial effects of the Reinvestment Alternative

	Before the Scheme (cents)[1]	After the Scheme (cents)	Change (%)
Net asset value per share	531,4	1 200[2]	125,8
Net tangible asset value per share	489,4	394,2[2]	(19,5)
Earnings per share			
Headline earnings	54,0	(36,7)[3]	(168,0)
Before exceptional items	53,6	(37,0)[3]	(169,1)
Before exceptional items excluding finance exchange rate difference	104,4	5,2[3]	(95,0)
After exceptional items	3,4	(106,9)[3]	(3 243,0)
Interest per share			
Interest received	–	49,8[5]	100
Interest accrued on the Loan Claims (pre-tax)	–	154,7[4]	100
Interest accrued on the Loan Claims (after tax)	–	108,3[4]	100
Dividend per share	34,0	–[6]	(100)

Notes:

1. Extracted from the published audited results of Pepkor for the year ended 30 June 2003.
2. For purposes of calculating the pro forma net asset value and net tangible asset value per Pepkor ordinary share, it was assumed that:
   - the Scheme was implemented on 30 June 2003;
   - there will be 186,1 million Castellino ordinary shares in issue at 30 June 2003;
   - a Pepkor ordinary shareholder will receive 0,615 Castellino ordinary shares for every Pepkor ordinary share held, a Class "A" Loan Claim of R9,253 per share and a Bridging Loan Claim of R2,13 per share;
   - the net tangible asset value per Pepkor ordinary share was calculated after taking into account the net shareholders deficit that arose after eliminating the goodwill arising from the acquisition of Pepkor by Castellino.
3. *For purposes of calculating the earnings per Pepkor ordinary share it was assumed that:*
   - the Scheme was implemented on 1 July 2002;
   - a weighted average number of Castellino ordinary shares in issue of 159,2 million;
   - the goodwill is written off over a period of 20 years;
   - *the loan from Old Mutual Specialised Finance taking into account refinancing bears interest at an average after tax rate of 7,04%;*
   - the Class "A" Loan Claims and Bridging Loan Claims bear interest at an after tax rate of 9,8%
   - the Bridging Loan Claims were repaid after six months and the proceeds therefrom were invested at an after tax rate of 6,3%;
   - cash received from the management subscription was invested at an after tax rate of 6,3%;
   - a tax rate of 30% was applied.
4. This represents the interest that will accrue to a Castellino ordinary shareholder in terms of his Class "A" Loan Claims and Bridging Loan Claims. For the after tax effect a tax rate of 30% has been applied.
5. Interest received is calculated as follows:
   - On the Bridging Loan Claims at a pre tax rate of 14% for the first six months and after the repayment of the Bridging Loan Claims at a pre tax rate of 9% for the last six months (on the capital and interest);
   - On the Class "A" Loan Claims at a pre tax rate of 14% based on the pro-forma earnings of Castellino and the formula referred to in the Circular, Annexure B to the Scheme.
6. No dividend will be paid to Castellino Ordinary Shareholders after the implementation of the Scheme until the Loan Claims have been repaid.
7. No effect has been given to Capital Gains Tax that may be applicable to Pepkor ordinary shareholders.

5. FAIR AND REASONABLE AND RECOMMENDATIONS

5.1 Absa Corporate and Merchant Bank, Corporate Finance, a division of Absa Bank Limited ("ACMB") has considered the increased offer price and in respect of the Cash Consideration of R12 per Pepkor Ordinary Share and in respect *of the Reinvestment Alternative, after considering the significant factors addressed by ACMB in its fair and reasonable* opinion letter of 20 November 2003, is of the opinion that the revised offer price is fair and reasonable.

5.2 In respect of the payment of R33,3 million for the Pepkor preference shares, and after giving cognisance to the ruling *by the Executive Director of the SRP, ACMB is of the opinion that this payment is fair and reasonable.*

5.3 The Pepkor Board agrees with the opinion of ACMB and, accordingly, recommends that scheme members vote in favour of the scheme.

Cape Town
9 December 2003

Corporate advisor to Castellino — Brait

Corporate advisor to Pepkor — JAVELIN CAPITAL LIMITED

Attorneys to Pepkor — JAN S. DE VILLIERS ATTORNEYS

Auditors and reporting accountants — PricewaterhouseCoopers Inc

Joint attorneys to Castellino — read hope phillips

Joint attorneys to Castellino


MALLINICKS

Independent advisor to Pepkor — ABSA Corporate & Merchant Bank

Transaction and lead sponsor


exchange
sponsors

Sponsor to Pepkor


BARNARD JACOBS MELLET
Corporate Finance

Tax advisor


Deloitte & Touche

Debt financier


OLD MUTUAL

SPECIALISED FINANCE

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the action you should take, please consult your Central Securities Depository Participant, banker, broker, sponsor, legal advisor, accountant or other professional advisor immediately. Full particulars of the action required by Pepkor ordinary shareholders are set out on pages 3 and 4 of this Document.


Pepkor
Making the desirable affordable

PEPKOR LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1965/007765/06)
Ordinary share code: PEP ISIN: ZAE000005344
("Pepkor")

Castellina Investments (Proprietary) Limited
(Incorporated in the Republic of South Africa)
(Registration number 2003/020009/07)
("Castellina")

A scheme of arrangement proposed by Castellina in terms of Section 311 of the Companies Act, Act 61 of 1973, as amended ("Companies Act") between Pepkor and its shareholders

and incorporating:

- **an explanatory statement in terms of Section 312(1)(a) of the Companies Act, which sets out the terms and conditions of the scheme of arrangement, including the terms of the arrangement between Pepkor, Castellina and Fincom (Proprietary) Limited, the holder of all the Pepkor Preference Shares;**
- **the scheme of arrangement in terms of Section 311 of the Companies Act (yellow);**
- **the Order of Court convening the Scheme Meeting, to be held at 10:00 on Thursday, 11 December 2003;**
- **the notice of the Scheme Meeting;**

and enclosing

- **a form of proxy (blue) in respect of the Scheme Meeting for use by Certificated Shareholders and Dematerialised Shareholders with "own-name" registration.**

Corporate advisor to Castellina


Brait

Joint attorneys to Castellina


read hope phillips
ATTORNEYS

Transaction and lead sponsor


exchange
sponsors

Corporate advisor to Pepkor

JAVELIN CAPITAL
LIMITED
(Registration number 2000/010500/06)

Joint attorneys to Castellina


MALLINICKS
ATTORNEYS

Sponsor to Pepkor


BARNARD
JACOBS
MELLET
Corporate
Finance

Attorneys to Pepkor


JS
JAN S. DE VILLIERS
ATTORNEYS

Independent advisor to Pepkor


ABSA
Corporate & Merchant Bank

Corporate Finance
Absa Bank Limited
Reg. No. 1986/004794/06

Tax advisor


Deloitte
& Touche

Auditors and reporting accountants


PRICEWATERHOUSECOOPERS
PricewaterhouseCoopers Inc
Chartered Accountants (SA)
Registered Accountants and Auditors
(Registration no 1998/012055/21)

Debt financier


OLD
MUTUAL
SPECIALISED FINANCE

Date of issue: Wednesday, 26 November 2003

Contents

Notes:

1. Pepkor Ordinary Shareholders are advised that from Wednesday, 26 November 2003, until Thursday, 11 December 2003, copies of this Document may be obtained from the registered office of Pepkor, at 36 Stellenberg Road, Parow Industria, 7490, or at the office of Pepkor's sponsor, Barnard Jacobs Mellet Corporate Finance (Pty) Limited, at 2nd Floor, Barnard Jacobs Mellet House, 5 Sturdee Avenue, Rosebank, 2196, or at the office of the transaction and lead sponsor, Exchange Sponsors (Proprietary) Limited, at Hyde Park Manor, 79 Hyde Park Lane, Hyde Park, 2196.

2. Notice to residents of the USA:

   2.1 The Scheme relates to the securities of Pepkor, a non-USA company, and is subject to disclosure requirements of South African regulatory authorities, which are different from those of the USA. Financial statements included in this Document have been prepared in accordance with South African Generally Accepted Accounting Practice, which may not be comparable to the financial statements of USA companies.

   2.2 It may be difficult for USA residents holding Pepkor or Castellina securities to enforce their rights and any claim they may have arising under USA federal securities laws, since the issuer is located in a non-USA country, and all of its officers and directors are residents of a non-USA country. USA residents holding Pepkor or Castellina securities may therefore not be able to sue a non-USA company or its officers or directors in a non-USA court for violations of the USA securities laws. It may be difficult to compel a non-USA company and its affiliates to subject themselves to a USA court judgment.

   2.3 The Castellina Ordinary Shares and Loan Claims to be issued and credited to Scheme Participants who elect to receive the Reinvestment Alternative pursuant to the Scheme will be issued, and the Pepkor Ordinary Shares, including the Pepkor Ordinary Shares represented by ADS's, will be acquired, in accordance with the Scheme in reliance upon exemptions from the registration requirements of the USA Securities Act, including those provided by Rule 802 thereof, and have not been and will not be registered under the USA Securities Act nor under the securities laws of any state of the USA. Neither the USA Securities and Exchange Commission nor any securities commission of any state of the USA has reviewed, approved or disapproved of the Scheme or the Castellina Ordinary Shares or Loan Claims or passed judgment upon the adequacy or completeness of this Document. Any representation to the contrary is a criminal offence in the USA.

Corporate information and details of advisors

Secretary and registered office of Pepkor

J F Pienaar
36 Stellenberg Road
Parow Industria, 7490
(PO Box 6100, Parow East, 7501)

Secretary and registered office of Castellina

E Gutierrez-Garcia
9 Fricker Road
Illovo Boulevard
Illovo, Sandton, 2196
(Private Bag X1, Northlands, 2116)

Corporate advisor to Castellina

Brait Corporate Finance,
a division of Brait South Africa Limited
(Registration number 1960/003893/06)
9 Fricker Road
Illovo Boulevard
Illovo, Sandton, 2196
(Private Bag X1, Northlands, 2116)

Corporate advisor to Pepkor

Javelin Capital Limited
(Registration number 2000/010500/06)
3rd Floor, Sanclare Building
Dreyer Street
Claremont, 7700
(PO Box 3, Newlands, 7725)

Sponsor to Pepkor

Barnard Jacobs Mellet Corporate Finance (Pty) Limited
(Registration number 2000/023249/07)
2nd Floor
Barnard Jacobs Mellet House
5 Sturdee Avenue
Rosebank, 2196
(PO Box 62200, Marshalltown, 2107)

Transaction and lead sponsor

Exchange Sponsors (Proprietary) Limited
(Registration number 1999/024433/07)
Hyde Park Manor
79 Hyde Park Lane
Hyde Park, 2196
(PO Box 411216, Craighall, 2024)

Attorneys to Pepkor

Jan S de Villiers
17th Floor, Thibault Square
Cape Town, 8001
(PO Box 1474, Cape Town, 8000)

Auditors and independent reporting accountants

PricewaterhouseCoopers Inc.
Chartered Accountants (SA)
Registered Accountants and Auditors
(Registration number 1998/012055/21)
No. 1 Waterhouse Place
Century City, 7441
(PO Box 2799, Cape Town, 8000)

Joint attorneys to Castellina

Read Hope Phillips Thomas & Cadman Inc.
(Registration number 2000/022080/21)
2nd Floor, 30 Melrose Boulevard
Melrose Arch, Melrose North, 2106
(PO Box 757, Northlands, 2116)

Joint attorneys to Castellina

Mallinicks Inc.
3rd Floor, Granger Bay Court, Beach Road
V & A Waterfront, Cape Town, 8001
(PO Box 3667, Cape Town, 8000)

Independent advisor to Pepkor

Absa Corporate & Merchant Bank
Absa Corporate Finance
(a division of Absa Bank Limited)
(Registration number 1986/004794/06)
3rd Floor (3W2), Absa Towers North
180 Commissioner Street
Johannesburg, 2001
(PO Box 8054, Johannesburg, 2000)

Tax advisor

Deloitte & Touche
Deloitte & Touche Place, The Woodlands
Woodmead, Sandton, 2146
(Private Bag X1, Gallo Manor, 2052)

Debt financier

Old Mutual Specialised Finance (Proprietary) Limited
a wholly-owned subsidiary of Old Mutual (South Africa) Limited
(Registration number 1998/013266/07)
5th Floor, K – Block Mutual Park
Jan Smuts Drive, Pinelands, 7450
(PO Box 66, Cape Town, 8000)

Transfer secretaries

Computershare Limited
(Registration number 1958/003546/06)
Ground Floor, 70 Marshall Street
Johannesburg, 2001
(PO Box 61051, Marshalltown, 2107)

Action required by Pepkor Ordinary Shareholders

Please take careful note of the following provisions regarding the action required by or open to Pepkor Ordinary Shareholders.

If you are in any doubt as to the action you should take, please consult your CSDP, banker, broker, sponsor, legal advisor, accountant or other professional advisor immediately.

1. IF YOU HAVE NOT DEMATERIALISED YOUR PEPKOR ORDINARY SHARES AND HOLD YOUR PEPKOR ORDINARY SHARES IN CERTIFICATED FORM

1.1 Voting, attendance and representation at the Scheme Meeting

1.1.1 You may attend the Scheme Meeting in person.

1.1.2 Alternatively, you may appoint a proxy to represent you at the Scheme Meeting by completing the attached form of proxy (blue) in accordance with its instructions and returning it to the Transfer Secretaries, to be received by no later than 10:00 on Tuesday, 9 December 2003, or handing it to the Chairperson of the Scheme Meeting no later than 30 minutes before the Scheme Meeting is due to commence.

1.2 Attendance at the Court hearing

You are entitled to attend or be represented by Counsel at the Court hearing for the sanctioning of the Scheme at 10:00, or as soon thereafter as Counsel may be heard, in the Court, on Tuesday, 13 January 2004.

1.3 Election and Surrender of Documents of Title

1.3.1 After the sanctioning of the Scheme by the Court and on the first Business Day following the Consideration Record Date, an Election and Surrender Circular will be posted to Pepkor Ordinary Shareholders. The Election and Surrender Circular will contain information concerning the election to be made in respect of the Cash Consideration or the Reinvestment Alternative by Pepkor Ordinary Shareholders, which must be made within the Election Period. The Election and Surrender Circular will also deal with the surrender by Certificated Shareholders of their Documents of Title.

1.3.2 **Should a Certificated Shareholder not make a valid election in accordance with the instructions to be contained in the Election and Surrender Circular, the Certificated Shareholder shall be deemed to have elected the Cash Consideration in respect of all his Pepkor Ordinary Shares. The Cash Consideration will only be payable upon receipt of the Documents of Title in respect of all his Pepkor Ordinary Shares and provided that all the Suspensive Conditions have been fulfilled.**

2. IF YOU HAVE DEMATERIALISED YOUR PEPKOR ORDINARY SHARES WITH "OWN-NAME" REGISTRATION, 1.1 AND 1.2 ABOVE AND 3.3 BELOW APPLIES TO YOU.

3. IF YOU HAVE DEMATERIALISED YOUR PEPKOR ORDINARY SHARES OTHER THAN WITH "OWN-NAME" REGISTRATION, 3.1 TO 3.3 BELOW APPLIES TO YOU.

3.1 Voting at the Scheme Meeting

3.1.1 If you do not intend to attend the Scheme Meeting as envisaged in 3.2 below and wish to procure that your Pepkor Ordinary Shares are voted thereat, you are required to notify your CSDP or broker of your voting instructions in the manner and time stipulated in the custody agreement concluded between you and your CSDP or broker. Therefore, you are not required to complete the attached form of proxy (blue).

3.1.2 If your CSDP or broker does not obtain voting instructions from you, they will be obliged to vote in accordance with the instructions, if any, contained in the custody agreement concluded between you and your CSDP or broker.

3.2 Attendance and representation at the Scheme Meeting and Court hearing

In accordance with the mandate between you and your CSDP or broker, you must advise your CSDP or broker if you wish to attend the Scheme Meeting and/or Court hearing to sanction the Scheme or arrange for a proxy to represent you at the Scheme Meeting and/or Court hearing and your CSDP or broker will issue the necessary letter of authority to you to attend the Scheme Meeting and/or Court hearing.

3.3 Election and Surrender

3.3.1 After the sanctioning of the Scheme by the Court and on the first Business Day following the Consideration Record Date, an Election and Surrender Circular will be posted to Scheme Participants. The Election and Surrender Circular will, *inter alia*, contain information on the election to be made by Dematerialised Shareholders during the Election Period in respect of the Cash Consideration or the Reinvestment Alternative.

3.3.2 Dematerialised Shareholders should instruct their CSDP or broker of their election. If your CSDP or broker does not obtain instructions from you, they will be obliged to act in terms of the custody agreement concluded between you and your CSDP or broker.

3.3.3 Following the sanctioning by the Court of the Scheme, Scheme Participants will have their accounts held at their CSDP or broker credited/updated with the Scheme Consideration.

3.3.4 **If a Dematerialised Shareholder does not make a valid election during the Election Period in accordance with the instructions to be contained in the Election and Surrender Circular, the Dematerialised Shareholder shall be deemed to have elected the Cash Consideration in respect of all his Pepkor Ordinary Shares.**

4. **Pepkor Ordinary Shareholders are advised to consult their professional advisors about their personal tax positions regarding receipt of the Scheme Consideration.**

5. **If you wish to dematerialise your Pepkor Ordinary Shares, you should contact your broker as certificated Pepkor Ordinary Shares may not be traded unless they have been dematerialised, which can take between one and ten calendar days, depending on volume. Subject to the sanctioning by the Court of the Scheme, trading in Pepkor Ordinary Shares on the JSE will be suspended from the commencement of business on Monday, 19 January 2004. Accordingly, Pepkor Ordinary Shares cannot be dematerialised or rematerialised from Monday, 12 January 2004.**

6. **Pepkor Ordinary Shareholders who have pledged their Pepkor Ordinary Shares in terms of Section 6 of the Custody and Administration Act, will be deemed to have elected the Cash Consideration unless they have timeously elected the Reinvestment Alternative in accordance with the instructions to be contained in the Election and Surrender Circular and have simultaneously furnished Pepkor and Castellina to the satisfaction of Pepkor and Castellina, with the necessary written consent of the pledgee in terms of Section 6 of the Custody and Administration Act.**

7. **If you have disposed of all your Pepkor Ordinary Shares, this Document should be handed to the purchaser of such Pepkor Ordinary Shares or the broker, banker or other agent who disposed of your Pepkor Ordinary Shares on your behalf.**

8. In order to assist and to facilitate Certificated Shareholders and Dematerialised Shareholders with their election to be made during the Election Period (refer to 1.3 and 3.3 above), the Election and Surrender Circular (refer to 1.3.1 and 3.3.1 above) will be made available in electronic format on the website of Pepkor and hard copies thereof will be available at the office of Pepkor, its sponsor, Barnard Jacobs Mellet Corporate Finance (Pty) Limited and the transaction and lead sponsor, Exchange Sponsors (Proprietary) Limited.

Summary

1. The Scheme contained in this Document is proposed by Castellina between Pepkor and its shareholders. Upon implementation of the Scheme, Castellina will acquire all of the Pepkor Ordinary Shares (save for the Treasury Shares) and Pepkor will become a subsidiary of Castellina. The listing of Pepkor Ordinary Shares on the JSE will be terminated and Pepkor Ordinary Shareholders will, depending on their election, receive either the Cash Consideration or the Reinvestment Alternative in respect of the Pepkor Ordinary Shares recorded in their names in the applicable share registers on the Consideration Record Date. The Pepkor Preference Shares will be redeemed and the Preference Shareholder will receive Castellina Ordinary Shares as consideration for the loss of rights conferred by the Pepkor Preference Shares.

2. On implementation of the Scheme, Scheme Participants will against delivery of their Scheme Shares receive the Scheme Consideration, as follows:
   - R10.00 per Scheme Share payable to Scheme Participants who elect to receive the Cash Consideration; or
   - if they elect the Reinvestment Alternative, for every 100 Pepkor Ordinary Shares (subject to the treatment of fractions) held by a Scheme Participant, that Scheme Participant will receive:
     - 60.885 Castellina Ordinary Shares (to be held subject to the provisions of the Shareholders Agreement, the salient terms of which are set out in Annexure A to the Scheme);
     - Class "A" Loan Claims of R711.894 against Castellina; and
     - Bridging Loan Claims of R227.221 against Castellina.

   Scheme Participants who accept the Reinvestment Alternative are encouraged to read Supplementary Information: Annexure 3 – Information relating to Castellina, which, *inter alia*, sets out details on the prospects and intentions of Castellina. The attention of Pepkor Ordinary Shareholders is drawn to the fact that interest accrued on the Loan Claims will only be paid to the extent that Castellina's free cash flow will permit as set out in 9.1.4 on page 22 and in Annexures B and C to the Scheme. Pepkor Ordinary Shareholders are also encouraged to read the financial effects as presented in 12.2 on page 24.

   The Preference Shareholder will receive R33,3 million for the loss of rights attaching to the Pepkor Preference Shares as a result of their redemption by Pepkor on the implementation of the Scheme. This consideration will be settled by Castellina allotting and issuing 33 300 000 Castellina Ordinary Shares to the Preference Shareholder. The Preference Shareholder has agreed to convert all the Bridging Loan Claims to be credited to it in terms of the Reinvestment Alternative for its Pepkor Ordinary Shares, into Class "A" Loan Claims and has agreed to waive all its rights in respect of such Class "A" Loan Claims which would have been credited to it pursuant to the Scheme at the Operative Date as would have had a face value of R33,3 million.

3. The Scheme is contained in this Document (yellow section), commencing on page 74. Also contained in this Document is the Explanatory Statement (commencing on page 6), which sets out the reasons for, and effects and procedures of, the Scheme.

4. Supplementary information contained in this Document serves as background information to assist Scheme Members in deciding on the appropriate action to take and is as follows:

   Annexure 1: Financial and other information relating to Pepkor

   Annexure 2: Trading history of Pepkor Ordinary Shares listed on the JSE

   Annexure 3: Information relating to Castellina

   Annexure 4: Fair and reasonable opinion from ACMB

   Annexure 5: Pro forma consolidated net asset statement of Castellina

   Annexure 6: Independent reporting accountants' report on the unaudited pro forma financial effects of the Scheme on a Pepkor Ordinary Shareholder and on the unaudited pro forma consolidated net asset statement of Castellina

   Annexure 7: South African Exchange Control Regulations

   Annexure 8: Salient terms of the OMSFIN Loan Agreement

   Annexure 9: Table of entitlement for Pepkor Ordinary Shareholders who elect the Reinvestment Alternative

   Annexure 10: Ruling by the Executive Director of the SRP

5. Scheme Members should also take note of the following annexures to the Scheme:

   Annexure A: Salient terms of the Shareholders Agreement

   Annexure B: Terms of the Class "A" Loan Claims

   Annexure C: Terms of the Bridging Loan Claims

6. A form of proxy (blue) containing instructions for Scheme Members on how to vote in favour of or against the Scheme or to abstain from voting is attached for use by Certificated Scheme Members and Dematerialised Scheme Members with "own-name" registration.

Explanatory statement in terms of Section 312(1)(a) of the Companies Act as prepared and published by the directors of Pepkor

Directors of Pepkor

C H Wiese* *(Chairman)*

P J Erasmus+ *(Managing Director)*

D H Anderson*

J W Basson*

J H du Toit+

J J Fouché*

A C Labuschaigne+

T R Hlongwane*

E Links*

C Stassen*

* Non-executive

+ Executive

Directors of Castellina

J A Gnodde

E Gutierrez-Garcia

Note:

This Document sets out the reasons for, and effects and procedures of, the Scheme and does not constitute the Scheme itself. The Scheme (yellow) commences on page 74 of this Document.

Definitions and interpretations

In this Document, unless otherwise stated or the context otherwise requires, the words in the first column have the meaning stated opposite them in the second column. Cognate expressions bear corresponding meanings, words denoting one gender shall import and include the others, natural persons shall import and include juristic persons and *vice versa* and the singular shall import and include the plural and *vice versa*, as follows:

"Ackermans"	Ackermans Limited (registration number 1921/002170/06), a public company incorporated in accordance with the company and other laws of South Africa, a subsidiary of Pepkor;
"ACMB"	Absa Corporate and Merchant Bank, Corporate Finance, a division of Absa Bank Limited (registration number 1986/004794/06), a public company incorporated in accordance with the company and other laws of South Africa;
"ADS"	American Depositary Share;
"Best & Less"	Best & Less (Proprietary) Limited (registration number ACN003724696), a private company incorporated in accordance with the company and other laws of Australia, a wholly-owned indirect subsidiary of Pepkor;
"Brait S.A."	Brait S.A., (R.C. Luxembourg B-13861), a company incorporated in accordance with the company and other laws of Luxembourg;
"Bridging Loan Claims"	unsecured, interest bearing loan claims in Castellina to be credited to Scheme Participants who elect the Reinvestment Alternative and the Underwriters in terms of the Underwriting Agreement, the terms and further details of which are set out in Annexure C to the Scheme, which Bridging Loan Claims rank in preference to the Class "A" Loan Claims as to repayment;
"Business Day"	any day other than a Saturday, Sunday or official public holiday in South Africa;
"Cash Consideration"	R10.00 per Scheme Share payable to Scheme Participants who have elected to receive the Scheme Consideration in cash or who are deemed to have elected to receive the Scheme Consideration in cash;
"Castellina"	Castellina Investments (Proprietary) Limited (registration number 2003/020009/07), a private company incorporated in accordance with the company and other laws of South Africa on 20 August 2003, the sole shareholder of which, at the date of this Document, is SAPET and which is to be converted to a public company;
"Castellina Board"	directors of Castellina whose names appear on page 6 of this Document;
"Castellina Ordinary Shares"	ordinary shares with a par value of 0.1 cent each in the issued share capital of Castellina, issued or to be issued in terms of the Scheme at R1.00 per share (that is, at a premium of 99.9 cents per share);
"Certificated Shareholders"	Pepkor Ordinary Shareholders who hold Pepkor Ordinary Shares which have not yet been dematerialised and which are represented by a paper share certificate(s) or other Documents of Title;
"Certificated Scheme Members"	Certificated Shareholders recorded in the register of Pepkor Ordinary Shareholders on the Voting Record Date, who will be entitled to vote at the Scheme Meeting;
"Certificated Scheme Participants"	Certificated Shareholders recorded in the register of Pepkor Ordinary Shareholders on the Consideration Record Date, who will be entitled to receive the Scheme Consideration;
"Class "A" Loan Claims"	unsecured, interest bearing loan claims in Castellina to be credited to the Scheme Participants who elect the Reinvestment Alternative and the Underwriters in terms of the Underwriting Agreement, the terms and further details of which are set out in Annexure B to the Scheme, which loans are subordinated to the Bridging Loan Claims as to repayment;

"Code"	the Securities Regulation Code on Take-overs and Mergers, issued in terms of Section 440(B) of the Companies Act;
"Common Monetary Area"	South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland;
"Companies Act"	the Companies Act, Act 61 of 1973, as amended;
"Competition Authorities"	the Competition Tribunal or if a decision of the Competition Tribunal is appealed, the Competition Appeal Court, as the case may be, constituted in terms of the Competition Act;
"Competition Act"	the Competition Act, Act 89 of 1998, as amended;
"Consideration Record Date"	the latest time and date by which Scheme Participants must be recorded in the register of Pepkor Ordinary Shareholders or in the sub-registers of the CSDPs administering the sub-registers of Pepkor in order to participate in the Scheme Consideration, which date is anticipated to be Friday, 23 January 2004, at 17:00;
"Court"	the High Court of South Africa (Cape of Good Hope Provincial Division), which is located at the High Court Building, Keerom Street, Cape Town, 8001;
"CSDP"	Central Securities Depository Participant;
"Custody and Administration Act"	the Custody and Administration of Securities Act, Act 85 of 1992, as amended;
"Dematerialised Shareholders"	Pepkor Ordinary Shareholders who are the holders of Pepkor Ordinary Shares which have been incorporated into the STRATE system used by the JSE and which are no longer evidenced by physical Documents of Title and who are recorded as such in the sub-registers of the CSDPs administering the sub-registers of Pepkor;
"Dematerialised Scheme Members"	Dematerialised Shareholders registered as such on the Voting Record Date, who will be entitled to vote at the Scheme Meeting;
"Dematerialised Scheme Participants"	Dematerialised Shareholders certified by the CSDPs administering the sub-registers of Pepkor as being shareholders of Pepkor registered as such on such sub-registers and the beneficial owners of the Pepkor Ordinary Shares so registered on such sub-registers on the Consideration Record Date, who will be entitled to receive the Scheme Consideration;
"Depository"	The Bank of New York, as depository for the Pepkor ADS programme;
"Document"	the bound Document dated Wednesday, 26 November 2003, relating to the Scheme and incorporating the Explanatory Statement, the Scheme (yellow), the Order of Court and the notice of Scheme Meeting, together with a form of proxy (blue);
"Documents of Title"	share certificates, certified transfer deeds, balance receipts, or any other Documents of Title to Pepkor Ordinary Shares and Pepkor Preference Shares acceptable to Pepkor and the JSE;
"Election Period"	the time period within which Scheme Participants will be entitled to elect whether they wish to receive the Cash Consideration or the Reinvestment Alternative, which will commence on the date of the posting of the Election and Surrender Circular, which election must be received by Pepkor on the Election Record Date;
"Election Record Date"	14:30 on Friday, 13 February 2004, being the latest date and time on which Scheme Participants must have elected to receive the Cash Consideration or the Reinvestment Alternative and those elections must have been delivered to the Transfer Secretaries in accordance with the instructions to be contained in the Election and Surrender Circular;
"Election and Surrender Circular"	the further circular to be posted to Pepkor Ordinary Shareholders after the Scheme has been sanctioned by the Court, to be posted on the first Business Day following the Consideration Record Date, containing information pertaining to the election of either the Cash Consideration or the Reinvestment Alternative;

"Employee Share Incentive Schemes"	the employee share incentive schemes constituted by the: – Pepkor Limited share incentive trust No. 2; – Ackermans Limited share incentive trust; – Pep Limited share incentive trust; – Pep Limited share incentive trust No 2, established to provide incentives to employees of the Group to remain in the service of the Group and to encourage them to acquire a shareholding in Pepkor in order to create or to increase their proprietary interest in the Group;
"Exchange Control Regulations"	the Exchange Control Regulations of 1961, as amended, issued in terms of Section 9 of the Currency and Exchanges Act, Act 9 of 1933, as amended;
"Explanatory Statement"	the Explanatory Statement issued in terms of Section 312(1)(a) of the Companies Act in respect of the Scheme as prepared and published by the directors of Pepkor, which is set out on page 6 to 29 of the Document;
"Group"	Pepkor and its subsidiaries;
"Independent Scheme Members"	such group of Scheme Members as meet the criteria to be determined prior to the Scheme Meeting by the Executive Director of the SRP after due consideration by him of the register of shareholders of Pepkor and such written and oral representations as he may receive from registered shareholders and other interested parties, which group shall at least exclude the Preference Shareholder, the Wiese Group, OMLACSA (which is the beneficial owner of 14 235 626 Pepkor Ordinary Shares) and companies deemed to be acting in concert with OMLACSA in terms of Section 440A(2)(a) of the Companies Act;
"JSE"	the JSE Securities Exchange South Africa;
"Last Practicable Date"	Friday, 21 November 2003, which is the last practicable date before completion of this Document;
"Loan Claims"	collectively, the Bridging Loan Claims and the Class "A" Loan Claims;
"Offer"	the offer by Castellina to acquire all the Pepkor Ordinary Shares (other than the Treasury Shares) and to procure from Pepkor, the redemption of the Pepkor Preference Shares by way of the Scheme;
"OMLACSA"	Old Mutual Life Assurance Company (South Africa) Limited (registration number 1999/004643/06), a company incorporated in South Africa and registered as a long-term insurer in terms of the Long-term Insurance Act, Act 52 of 1998, as amended;
"OMSFIN"	Old Mutual Specialised Finance (Proprietary) Limited (registration number 1998/013266/07), a private company incorporated in accordance with the company and other laws of South Africa;
"OMSFIN Loan Agreement"	the agreement concluded between Castellina and OMSFIN, dated 23 October 2003, the salient terms of which are set out in Supplementary Information: Annexure 8;
"Operative Date"	the first Business Day immediately following the later of the expiry of the Election Period or the date on which all the Suspensive Conditions are fulfilled, which is anticipated to be Monday, 16 February 2004;
"Order of Court"	the Order of Court sanctioning the Scheme;
"Pepkor" or "the Company"	Pepkor Limited (registration number 1965/007765/06), a public company incorporated in accordance with the company and other laws of South Africa on 14 September 1965 and which is listed on the JSE;
"Pepkor ADS"	an ADS representing two Pepkor Ordinary Shares;
"Pepkor Board"	the directors of Pepkor whose names appear on page 6 of this Document;
"Pepkor Ordinary Shareholders"	Dematerialised Shareholders and Certificated Shareholders who hold Pepkor Ordinary Shares;
"Pepkor Ordinary Shares"	ordinary shares of 5 cents each in the issued ordinary share capital of Pepkor;

"Pepkor Preference Shares"	91 920 930 non-convertible, non-participating, non-transferable, redeemable, no par value preference shares in the issued preference share capital of Pepkor;
"Pep Stores"	Pep Limited (registration number 1945/018945/06), a public company incorporated in accordance with the company and other laws of South Africa, a wholly-owned indirect subsidiary of Pepkor;
"Preference Shareholder"	Fincom (Proprietary) Limited (registration number 1989/004966/07), a company incorporated in accordance with the company and other laws of South Africa, which is under the ultimate control of the Wiese Group and which holds all the Pepkor Preference Shares;
"PWC"	PricewaterhouseCoopers Inc., Chartered Accountants (SA), Registered Accountants and Auditors (registration number 1998/012055/21);
"Registrar"	the South African Registrar of Companies;
"Reinvestment Alternative"	the reinvestment in Castellina by Scheme Participants who elect to receive the Scheme Consideration by way of a reinvestment in Castellina on the basis that for every 100 Pepkor Ordinary Shares (subject to treatment of fractions) which a Scheme Participant holds, that Scheme Participant will receive: – 60.885 Castellina Ordinary Shares (to be held subject to the provisions of the Shareholders Agreement, the salient terms of which are set out in Annexure A to the Scheme); – Class "A" Loan Claims of R711.894 against Castellina; and – Bridging Loan Claims of R227.221 against Castellina, which will be equivalent to R1 000 for every 100 Pepkor Ordinary Shares;
"SAPEF"	South African Private Equity Fund III L.P., a limited partnership established in accordance with the company and other laws of the Cayman Islands, an offshore private equity fund under the management of Brait S.A., having US institutions as its investors;
"SAPET"	South African Private Equity Trust III (Master's reference No: IT 9960/1998), established in accordance with the Trust Property Control Act and other laws of South Africa, a private equity fund under the management of Brait South Africa Limited with South African institutions as its investors;
"SARB"	the South African Reserve Bank;
"Scheme"	the scheme of arrangement in terms of Section 311 of the Companies Act, proposed by Castellina between Pepkor and its shareholders, details of which are contained in this Document, in terms of which: – Castellina will acquire the Scheme Shares for the Scheme Consideration, subject to any modification or amendment made thereto which Castellina and Pepkor may agree to in writing and which is sanctioned by the Court; and – the Pepkor Preference Shares will be redeemed by Pepkor and a payment made to the Preference Shareholder, in terms of the arrangement with the Preference Shareholder, detailed in this Document, subject to any modification or amendment made thereto which Castellina and Pepkor may agree to in writing and subject to the approval by the SRP and which is sanctioned by the Court;
"Scheme Consideration"	the consideration payable or attributable to Scheme Participants in terms of the Scheme, being: – the Cash Consideration; or – the Reinvestment Alternative, for every Scheme Share held on the Consideration Record Date, and the amount payable to the Preference Shareholder, which is detailed in this Document;
"Scheme Meeting"	the meeting of Scheme Members to be held in the Pepkor boardroom at 36 Stellenberg Road, Parow Industria, 7490 on Thursday, 11 December 2003, at 10:00 where Scheme Members will consider and vote on the Scheme;
"Scheme Members"	collectively, the Certificated Scheme Members and the Dematerialised Scheme Members;

"Scheme Participants"	collectively, the Certificated Scheme Participants and Dematerialised Scheme Participants;
"Scheme Shares"	213 868 796 Pepkor Ordinary Shares held by Scheme Participants, being the issued Pepkor Ordinary Shares, other than the Treasury Shares;
"SENS"	the Securities Exchange News Service of the JSE;
"Senior Debt Providers"	loans or monies lent by financial institutions to Castellina and the Group that rank in preference as to repayment to the Loan Claims and which include the OMSFIN Loan;
"Shareholders Agreement"	the agreement binding Castellina and all holders of Castellina Ordinary Shares in their capacity as shareholders in Castellina which is available for inspection at the registered office of Pepkor, the salient terms of which are set out in Annexure A to the Scheme, a notarially certified copy of which agreement will, together with the Scheme be registered with the Registrar in the event that the Court sanctions the Scheme;
"South Africa"	the Republic of South Africa;
"SRP"	the Securities Regulation Panel, established in terms of Section 440(B) of the Companies Act;
"STRATE"	the settlement and clearing system used by the JSE and managed by STRATE Limited (registration number 1998/022242/06), a registered central securities depository in terms of the Custody and Administration of Securities Act;
"Supplementary Announcement"	the announcement to be released on SENS on Tuesday, 25 November 2003 and in the press on Wednesday, 26 November 2003, containing, *inter alia,* the salient dates and times of the Scheme, together with supplementary information;
"Suspensive Conditions"	the suspensive conditions set out in paragraph 4 of the Explanatory Statement;
"Terms Announcement"	the announcement released on SENS on Thursday, 23 October 2003 and published in the press on Friday, 24 October 2003, containing the salient terms of the Offer;
"Transfer Secretaries"	Computershare Limited (registration number 1958/003546/06), a company incorporated in accordance with the company and other laws of South Africa, situated at Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) being the Transfer Secretaries of Pepkor;
"Treasury Shares"	8 067 588 Pepkor Ordinary Shares held by subsidiaries of Pepkor;
"Underwriters"	collectively, SAPEF, SAPET and OMLACSA, who have entered into the Underwriting Agreement;
"Underwriting Agreement"	the agreement concluded on Thursday, 23 October 2003 and amended on 19 November 2003 between Castellina and the Underwriters, governing the terms and conditions of the underwriting arrangements, the salient terms which are set out in 8 in the Explanatory Statement;
"USA"	the United States of America;
"US Securities Act"	the United States Securities Act of 1933, as amended;
"Voting Record Date"	the date on which Scheme Members must be recorded in the register of Pepkor Ordinary Shareholders or in the relevant sub-registers of the CSDPs administering the sub-registers of Pepkor in order to be able to vote at the Scheme Meeting, being Monday, 8 December 2003, by 17:00; and
"Wiese Group"	all entities directly or indirectly controlled by CH Wiese, which have an interest in Pepkor.

Important dates and times

	2003
Notice of Scheme Meeting and Order of Court published in the press on	Wednesday, 26 November
Last day for Pepkor Ordinary Shareholders to trade to be recorded in the register of Pepkor Ordinary Shareholders or in the sub-registers of Pepkor administered by CSDPs administering relevant sub-registers on the Voting Record Date on	Monday, 1 December
Voting Record Date on	Monday, 8 December
Last day to lodge forms of proxy (blue) for the Scheme Meeting by 10:00 on	Tuesday, 9 December
Scheme Meeting to be held at 10:00 on	Thursday, 11 December
Results of Scheme Meeting announced on SENS on	Thursday, 11 December
Results of Scheme Meeting announced in the press on	Friday, 12 December
	2004
Court hearing at 10:00 or as soon thereafter as Counsel may be heard to sanction the Scheme on	Tuesday, 13 January
If the Scheme is sanctioned and implemented	
Order of Court sanctioning the Scheme registered by the Registrar on or about	Wednesday, 14 January
Results of the Court sanctioning the Scheme announced on SENS on	Wednesday, 14 January
Results of the Court sanctioning the Scheme announced in the press on	Thursday, 15 January
Last day for Pepkor Ordinary Shareholders to trade to be recorded in the register of Pepkor Ordinary Shareholders or in the sub-registers of Pepkor administered by CSDPs administering relevant sub-registers on the Consideration Record Date on	Friday, 16 January
Suspension of the listing of Pepkor Ordinary Shares on the JSE at the commencement of trade on	Monday, 19 January
Consideration Record Date (to be eligible to participate in the Scheme Consideration) on	Friday, 23 January
Posting of Election and Surrender Circular on	Monday, 26 January
Election Period commences on	Monday, 26 January
Election Period closes on the Election Record Date and Scheme Participants must have elected to receive the Cash Consideration or the Reinvestment Alternative and those elections must be delivered to the Transfer Secretaries by 14:30 on (see note 5 on the opposite page)	Friday, 13 February
Operative Date of the Scheme from the commencement of trading on	Monday, 16 February

The Cash Consideration will be posted or electronically transferred to Certificated Scheme Participants who elect or are deemed to have elected to receive the Cash Consideration in accordance with the instructions to be contained in the Election and Surrender Circular, (if Documents of Title and duly signed surrender documents have been received) within five Business Days of the fulfilment of all the Suspensive Conditions.

Certificated Scheme Participants who elect the Reinvestment Alternative will, provided that they validly exercise their election and advise Pepkor thereof in accordance with the instructions to be contained in the Election and Surrender Circular (and further provided that Documents of Title and duly signed surrender documents are received), be issued with Castellina Ordinary Shares and credited with Loan Claims within five Business Days of the fulfilment of all the Suspensive Conditions

Dematerialised Scheme Participants who elect or are deemed to have elected to receive the Cash Consideration will, provided they validly exercise their election and advise Pepkor thereof in accordance with the instructions to be contained in the Election and Surrender Circular and their CSDPs register transfer of their Scheme Shares in favour of Castellina, have the Cash Consideration credited to them within five Business Days of the fulfilment of all the Suspensive Conditions.

Dematerialised Scheme Participants who elect the Reinvestment Alternative will, provided that they validly exercise their election and advise Pepkor thereof in accordance with the instructions to be contained in the Election and Surrender Circular and their CSDPs register transfer of their Scheme Shares in favour of Castellina, be issued with Castellina Ordinary Shares and credited with Loan Claims within five Business Days of the fulfilment of all the Suspensive Conditions.

Termination of Pepkor's listing on the JSE from the commencement of trading on	Tuesday, 17 February 2004

Notes:

1. The above dates and times are subject to change and any change will be published by Pepkor on SENS and in the South African press.
2. If the form of proxy (blue) for the Scheme Meeting is not received by the date and time shown above, it may be handed to the Chairperson of the Scheme Meeting by no later than 30 minutes before the Scheme Meeting is due to commence.
3. Share certificates may not be dematerialised or rematerialised from Monday, 12 January 2004.
4. As Pepkor is settling in the STRATE environment, settlement of trades in Pepkor Ordinary Shares takes five Business Days. Therefore, Pepkor Ordinary Shareholders who acquire Pepkor Ordinary Shares within four Business Days before the Voting Record Date will not be eligible to vote at the Scheme Meeting.
5. Dematerialised Shareholders are required to notify their CSDP or broker of their election in the manner and time stipulated in the agreement governing the relationship between such shareholder and their CSDP or broker.
6. Interest on the Class "A" Loan Claims and the Bridging Loan Claims will only accrue from the Operative Date.

Information relating to the Scheme

1. RATIONALE FOR THE SCHEME

1.1 Pepkor has agreed to the Scheme for the following reasons:

1.1.1 Pepkor has produced real growth in operational earnings and cash flow over the past few reporting periods. However, this has not always been matched by a corresponding improvement in Pepkor's headline earnings per share;

1.1.2 the Pepkor Ordinary Share price performance on the JSE, in particular prior to the issue of the cautionary announcement on 12 August 2003, has been characterised by a relatively low rating and low levels of liquidity, whilst Pepkor Ordinary Shares trade at a discount to those of its peers listed on the JSE;

1.1.3 the Scheme will:

- allow Pepkor to eliminate the current control structure of Pepkor;
- afford Pepkor Ordinary Shareholders an opportunity to receive the Cash Consideration at an attractive premium to the market price of Pepkor Ordinary Shares prior to the publication of the Terms Announcement or to remain invested in Pepkor through the Reinvestment Alternative;
- allow Pepkor to restructure its capital base so that it is more efficient;

1.1.4 the Cash Consideration is at a premium to the price at which Pepkor Ordinary Shares have previously traded on the JSE, being a premium of:

1.1.4.1 53.8% to the closing price (R6.50) of Pepkor Ordinary Shares on Monday, 11 August 2003, the last trading day before the publication of the cautionary announcement referred to in 1.1.2 above;

1.1.4.2 57.8% to the closing price (R6.34) of Pepkor Ordinary Shares based on a 30-day weighted average trading price for the period preceding Monday, 11 August 2003;

1.1.5 the Scheme will facilitate the introduction of black economic empowerment partners once it has been implemented. The Underwriters have agreed to transfer between 7.5% and 10.0% of the entire issued share capital of Castellina and relevant Class "A" Loan Claims and Bridging Loan Claims to black economic empowerment partners, subject to the fulfilment of the Suspensive Conditions, provided that, after any such transfer, the Underwriters will hold at least 30% of the entire issued share capital of Castellina; and

1.1.6 the Scheme will enable Pepkor to grow its offshore operations through its future association with offshore private equity funds under the management of Brait S.A. and/or their associates by taking advantage of appropriate acquisition and expansion opportunities as and when they arise.

2. SCHEME CONSIDERATION

2.1 Scheme Participants will, against delivery of the Documents of Title and surrender documents, receive the Scheme Consideration as follows:

2.1.1 R10.00 per Scheme Share payable to Scheme Participants who elect to receive the Cash Consideration; or

2.1.2 in terms of the Reinvestment Alternative, if elected, for every 100 Pepkor Ordinary Shares (subject to the treatment of fractions) which a Scheme Participant holds, he will receive:

2.1.2.1 60.885 Castellina Ordinary Shares (to be held subject to the Shareholders Agreement, the salient terms of which are set out in Annexure A to the Scheme);

2.1.2.2 Class "A" Loan Claims of R711.894 against Castellina;

2.1.2.3 Bridging Loan Claims of R227.221 against Castellina.

2.2 Scheme Participants who accept the Reinvestment Alternative are encouraged to read Supplementary Information: Annexure 3 – Information relating to Castellina, which, *inter alia*, sets out details on the prospects and intentions of Castellina. The attention of Pepkor Ordinary Shareholders is also drawn to the fact that interest accrued on the Loan Claims will only be paid to the extent that Castellina's free cash flow will permit as set out in 9.1.4 on page 22 and in Annexures B and C to the Scheme. Pepkor Ordinary Shareholders are encouraged to read the financial effects as presented in 12.2 on page 24.

2.3 The Preference Shareholder will receive R33,3 million for the loss of rights attaching to the Pepkor Preference Shares as a result of their redemption by Pepkor on the implementation of the Scheme. This consideration will be settled by Castellina allotting and issuing 33 300 000 Castellina Ordinary Shares to the Preference Shareholder.

The Preference Shareholder has agreed to convert all the Bridging Loan Claims to be credited to it in terms of the Reinvestment Alternative for its Pepkor Ordinary Shares, into Class "A" Loan Claims. The Preference Shareholder has also agreed to waive its rights in respect of such Class "A" Loan Claims which would otherwise have been credited to it in terms of the Reinvestment Alternative by virtue of the Pepkor Ordinary Shares held by it at the Operative Date as would have had a face value of R33,3 million.

3. PROCEDURE

The full text of the Scheme is set out in the yellow document and commences on page 74 of this Document.

3.1 The Scheme Meeting

3.1.1 The Scheme will be put to a vote at the Scheme Meeting to be held at 10:00 on Thursday, 11 December 2003, at the registered office of Pepkor in the boardroom at 36 Stellenberg Road, Parow Industria, 7490.

3.1.2 Section 311 of the Companies Act requires that the Scheme shall be approved by a majority of not less than three-fourths of the votes exercisable by Scheme Members eligible to vote thereat who are present and voting in person or by proxy at the Scheme Meeting.

3.1.3 In addition the Executive Director of the SRP has ruled that the majority in 3.1.2 above must include a simple majority (being 50% plus one of those present and voting at the Scheme Meeting) of Independent Scheme Members (refer to 5.3 on page 20 of this Document).

3.1.4 Each Certificated Scheme Member or Dematerialised Scheme Member with "own-name" registration who is registered on the Voting Record Date may attend the Scheme Meeting in person or appoint a proxy (including the chairperson of the Scheme Meeting) to represent him at the Scheme Meeting.

3.1.5 The form of proxy (blue) must be received by the Transfer Secretaries by no later than 10:00 on Tuesday, 9 December 2003, or handed to the Chairperson of the Scheme Meeting no later than 30 minutes before the Scheme Meeting is due to commence.

3.1.6 A Dematerialised Scheme Member who does not have "own-name" registration must arrange with his CSDP or broker to give the Dematerialised Scheme Member the authority to attend the Scheme Meeting or appoint a proxy should he wish to be represented thereat.

3.1.7 Scheme Members who oppose the Scheme may:

3.1.7.1 vote against the Scheme, either in person or by proxy;

3.1.7.2 voice their opinions at the Scheme Meeting;

3.1.7.3 make representations to the Court (if the Scheme is approved at the Scheme Meeting by the requisite majority) at the time of the Court hearing referred to in 3.2 below, as to why the Scheme should not be sanctioned.

3.1.8 Pepkor ADS holders have the right to present their Pepkor ADS's to the Depository for cancellation against delivery of Pepkor Ordinary Shares which, if done in a timely manner, will enable them to have Pepkor Ordinary Shares registered in their names and, as a consequence thereof, to become entitled to attend and be heard at the Scheme Meeting as Scheme Members and to make representation to the Court.

3.2 Court Hearing

3.2.1 Subject to the Scheme being approved by the requisite majorities of Scheme Members at the Scheme Meeting, application will be made to the Court to sanction the Scheme at 10:00 or so soon thereafter as the matter may be heard on Tuesday, 13 January 2004, or such other date as Pepkor may announce on SENS and in the press. Scheme Members are entitled to attend the Court in person or to be represented by Counsel and to be heard concerning any objections they may have regarding the Scheme.

3.2.2 If the Scheme is sanctioned by the Court, the Order of Court will be lodged with the Registrar for registration in terms of the Companies Act. When the Order of Court is registered, which is anticipated to be on Wednesday, 14 January 2004, the Scheme will become binding on all Pepkor Ordinary Shareholders, including those who voted against it, the Preference Shareholder and on Pepkor.

3.3 Election by Scheme Participants

3.3.1 If the Scheme becomes operative, Scheme Participants, depending on their election or where appropriate, deemed election, will receive either the Cash Consideration or the Reinvestment Alternative. **In the event that a Scheme Participant does not make a valid election in terms of the instructions to be contained in the Election and Surrender Circular, that Scheme Participant will be deemed to have elected the Cash Consideration in respect of all of his Pepkor Ordinary Shares.**

3.3.2 Each Scheme Participant is entitled to elect either to receive the Cash Consideration or the Reinvestment Alternative in accordance with the instructions to be contained in the Election and Surrender Circular.

3.3.3 Pepkor Ordinary Shareholders who have pledged their Pepkor Ordinary Shares in terms of Section 6 of the Custody and Administration Act, will be deemed to have elected the Cash Consideration unless they timeously elect the Reinvestment Alternative, in accordance with the instructions to be contained in the Election and Surrender Circular and, simultaneously therewith, furnish Pepkor and Castellina to the satisfaction of Pepkor and Castellina, with the necessary written consent of the pledgee as required by Section 6 of the Custody and Administration Act.

3.3.4 With respect to the Reinvestment Alternative, entitlements to a fraction of a Castellina Ordinary Share will be rounded up if the fractional entitlement is equal to or in excess of 0.5 of a Castellina Ordinary Share. Should the fractional entitlement be less than 0.5 of a Castellina Ordinary Share, there will be no compensation paid in respect thereof to a reinvesting Scheme Participant.

3.3.5 The Income Tax and Capital Gains Tax consequences of the Scheme Consideration will vary according to the tax status and country of residence of Scheme Participants. Accordingly, Scheme Participants are encouraged to consult their own professional advisors as to the specific taxation consequences of receiving the Scheme Consideration.

3.3.6 If the Scheme Consideration is not delivered to Certificated Scheme Participants because the relevant Documents of Title have not been surrendered for any reason whatsoever, such Scheme Consideration will be held in trust by Pepkor until such Documents of Title are surrendered in terms of the Scheme. No interest will be payable thereon.

3.3.7 Details of the payment to the Preference Shareholder are set out in 5 commencing on page 19 of this Document.

3.4 Essence of the Scheme

3.4.1 On fulfilment of all the Suspensive Conditions or waiver thereof, as the case may be, each Scheme Participant will, with effect from the Operative Date:

3.4.1.1 have disposed of all of his Scheme Shares to Castellina in exchange for the delivery by Pepkor of the Scheme Consideration as contemplated in 3.5 below;

3.4.1.2 have undertaken to transfer their Scheme Shares to Castellina and Castellina will be entitled to acquire ownership of the Scheme Shares, in consideration for which the Scheme Participant shall receive the Scheme Consideration;

3.4.1.3 have irrevocably authorised and instructed Pepkor to transfer, against receipt of the Scheme Consideration (by Pepkor on behalf of the Scheme Participants), all of the Scheme Shares into the name of Castellina or its nominees and to take all steps and sign all documents necessary to procure transfer of ownership of Pepkor Ordinary Shares held by any Scheme Participant on or at any time after the Operative Date;

3.4.1.4 have instructed and authorised every CSDP to transfer, against receipt of the Scheme Consideration, the Dematerialised Scheme Participants Shares to Castellina in the manner described in Section 91A(4)(a) of the Companies Act;

3.4.1.5 have irrevocably authorised and instructed Pepkor as principal, but with the power to appoint agents, to collect from Castellina and deliver the Scheme Consideration in respect of the Scheme Shares to Scheme Participants in accordance with the provisions of the Scheme;

3.4.1.6 if and to the extent that he has elected the Reinvestment Alternative, be bound: (a) in his capacity as shareholder in Castellina, by the provisions of the Shareholders Agreement and (b) by the terms of the Loan Claims, which are incorporated in the Shareholders Agreement and are terms of the Scheme, in respect of the Loan Claims held by him;

3.4.1.7 be entitled to enforce against Castellina and all other Castellina shareholders the provisions of the Shareholders Agreement and the terms of the Loan Claims, and Castellina shall be bound by the Shareholders Agreement and the terms of the Loan Claims.

3.4.2 As an integral part of the Scheme, Pepkor and Castellina entered into an arrangement where the Preference Shareholder will receive R33,3 million in respect of the loss of all rights to be conferred by the Pepkor Preference Shares, details of which are set out in 5 commencing on page 19 of this Document. The Preference Shareholder has also agreed to waive its rights in respect of such Class "A" Loan Claims which would otherwise have been credited to it in terms of the Reinvestment Alternative by virtue of the Pepkor Ordinary Shares held by it at the Operative Date as would have had a face value of R33,3 million.

3.5 Settlement of the Scheme Consideration

3.5.1 Pepkor will receive the Scheme Consideration on behalf of the Scheme Participants from Castellina and will deliver the Scheme Consideration to Scheme Participants as set out in 3.5.2 to 3.5.7 below. Delivery by Castellina to Pepkor of the Scheme Consideration shall be the sole and exclusive manner of discharge

by Castellina of its obligations in respect of the Scheme and the rights of Scheme Participants to receive the Scheme Consideration will be rights enforceable by Scheme Participants against Pepkor only. Such rights will only be enforceable against Pepkor to the extent that Pepkor has received the Scheme Consideration from Castellina. Scheme Participants will be entitled to require Pepkor to enforce its rights in terms of the Scheme against Castellina and, in particular, to compel Castellina to transfer the Scheme Consideration to Pepkor. No Scheme Participant will be entitled to claim delivery of his Scheme Consideration from Pepkor if Pepkor has not received such Scheme Consideration from Castellina or to hold Pepkor liable for damages or the payment of any other amount should Castellina fail to deliver such Scheme Consideration to Pepkor.

3.5.2 Subject to 3.5.1 above, Pepkor will, in respect of Certificated Scheme Participants who surrender their Documents of Title, furnish duly signed surrender documents, and elect or are deemed to elect to receive the Cash Consideration in accordance with the instructions to be contained in the Election and Surrender Circular, effect settlement of the Scheme Consideration within five Business Days after the fulfilment of all the Suspensive Conditions.

3.5.3 Subject to 3.5.1 above, Certificated Scheme Participants who surrender their Documents of Title, together with duly signed surrender documents and who elect the Reinvestment Alternative, provided that they exercise their election and advise Pepkor thereof in accordance with the instructions to be contained in the Election and Surrender Circular, will be sent certificates in respect of Castellina Ordinary Shares, by registered post, at the risk of such Scheme Participants, and will be credited with Class "A" Loan Claims and Bridging Loan Claims, within five Business Days of the fulfilment of all the Suspensive Conditions.

3.5.4 Subject to 3.5.1 above, Dematerialised Scheme Participants who elect the Cash Consideration, provided they validly exercise their election and advise Pepkor thereof in accordance with the instructions to be contained in the Election and Surrender Circular, and whose Scheme Shares are transferred to Castellina by their CSDP, will have their accounts with their CSDP or broker credited/updated with the Scheme Consideration within five Business Days of the fulfilment of all the Suspensive Conditions.

3.5.5 Subject to 3.5.1 above, Demateralised Scheme Participants who elect the Reinvestment Alternative will, provided that they exercise their election and advise Pepkor thereof in accordance with the instructions to be contained in the Election and Surrender Circular and their CSDPs register transfer of their Scheme Shares in favour of Castellina, be issued with Castellina Ordinary Shares and be credited with Class "A" Loan Claims and Bridging Loan Claims within five Business Days of the fulfilment of all the Suspensive Conditions.

3.5.6 **Interest on the Class "A" Loan Claims and the Bridging Loan Claims will only accrue from the Operative Date.**

3.5.7 The Scheme Consideration to which a Scheme Participant is entitled when the Scheme becomes operative will be discharged in full in accordance with the terms of the Scheme without regard to any lien, right of set-off, counterclaim or other analogous right to which Castellina may otherwise be, or claim to be, entitled against such Scheme Participant. In addition, Pepkor will not be entitled to withhold the Scheme Consideration nor exercise any set-off (whether by virtue of a claim against Castellina or of a claim against any Scheme Participant) in respect of its obligation in terms of the Scheme to deliver the Scheme Consideration to Scheme Participants who have complied with the relevant requirements as set out above.

3.5.8 Details concerning the discharge of the payment to the Preference Shareholder are set out in 5 commencing on page 19 of this Document.

3.6 Election and surrender of Documents of Title

3.6.1 Certificated Shareholders

3.6.1.1 After the sanctioning of the Scheme by the Court and on the first Business Day following the Consideration Record Date, an Election and Surrender Circular will be posted to Certificated Shareholders. The Election and Surrender Circular will, *inter alia,* contain information on the election by Certificated Shareholders, to be made within the Election Period, in respect of the Cash Consideration or the Reinvestment Alternative.

3.6.1.2 **Should a Certificated Shareholder not make a valid election in accordance with the instructions to be contained in the Election and Surrender Circular, the Certificated Shareholder will be deemed to have elected the Cash Consideration in respect of all his Pepkor Ordinary Shares. The Cash Consideration due to such shareholder will only be payable upon receipt of the Documents of Title in respect of all his Pepkor Ordinary Shares.**

3.6.1.3 **Pepkor Ordinary Shareholders who have pledged their Pepkor Ordinary Shares in terms of Section 6 of the Custody and Administration Act, will be deemed to have elected the Cash Consideration unless they have timeously elected the Reinvestment**

Alternative in accordance with the instructions to be contained in the Election and Surrender Circular and, simultaneously furnish Pepkor and Castellina to the satisfaction of Pepkor and Castellina with the necessary written consent of the pledgee in terms of Section 6 of the Custody and Administration Act.

3.6.2 **Dematerialised Shareholders**

3.6.2.1 After the sanctioning of the Scheme by the Court and on the first Business Day following the Consideration Record Date, an Election and Surrender Circular will be posted to Scheme Participants. The Election and Surrender Circular will, *inter alia,* contain information on the election to be made by Dematerialised Shareholders during the Election Period in respect of the Cash Consideration or the Reinvestment Alternative.

3.6.2.2 Dematerialised Shareholders should instruct their CSDP or broker of their election. If your CSDP or broker does not obtain instructions from you, they will be obliged to act in terms of the custody agreement concluded between you and your CSDP or broker.

3.6.2.3 In order to assist and to facilitate Scheme Participants with the election to be made during the Election Period, the Election and Surrender Circular will be made available in electronic format on the website of Pepkor and hard copies thereof will be available at the office of Pepkor, its sponsor, Barnard Jacobs Mellet Corporate Finance (Pty) Limited, and the transaction and lead sponsor, Exchange Sponsors (Proprietary) Limited.

3.6.2.4 **If a Dematerialised Shareholder does not make a valid election during the Election Period in accordance with the instructions to be contained in the Election and Surrender Circular, the Dematerialised Shareholder will be deemed to have elected the Cash Consideration in respect of all his Pepkor Ordinary Shares.**

3.6.2.5 **Pepkor Ordinary Shareholders who have pledged their Pepkor Ordinary Shares in terms of Section 6 of the Custody and Administration Act and have registered the pledge with their CSDP, will be deemed to have elected the Cash Consideration, unless they timeously elect the Reinvestment Alternative in accordance with the instructions to be contained in the Election and Surrender Circular and, simultaneously therewith, furnish Pepkor and Castellina to the satisfaction of Pepkor and Castellina with the necessary written consent of the pledgee as required by Section 6 of the Custody and Administration Act.**

3.6.3 **Holders of Pepkor ADS's**

3.6.3.1 Any holder of Pepkor ADS's who wishes to elect the Reinvestment Alternative must in a timely manner contact the Depository and present his Pepkor ADS's to the Depository for cancellation against delivery of Pepkor Ordinary Shares registered in his name and then make a valid election in respect of the Reinvestment Alternative during the Election Period in accordance with 3.6.1 or 3.6.2, above, as applicable.

3.6.3.2 **If a holder of Pepkor ADS's does not present his Pepkor ADS's to the Depository for cancellation against delivery of Pepkor Ordinary Shares and/or does not make a valid election in respect of the Reinvestment Alternative as described in 3.6.3.1 above, such holder of Pepkor ADS's will be deemed to have elected the Cash Consideration in respect of the Pepkor Ordinary Shares represented by his Pepkor ADS's.**

3.7 Exchange Control provisions

A summary of the South African Exchange Control Regulations applicable to Scheme Participants on the South African register is contained in Supplementary Information: Annexure 7 to this Document.

3.8 Certain information for U.S. persons holding Pepkor ADS's and/or Pepkor Ordinary Shares

3.8.1 The Castellina Ordinary Shares and Loan Claims to be issued to investors who elect the Reinvestment Alternative pursuant to the Scheme will be issued, and Pepkor Ordinary Shares, including the Pepkor Ordinary Shares represented by Pepkor ADS's, will be acquired, in accordance with the provisions of the Scheme in reliance upon exemptions from the registration requirements of the USA Securities Act, including that provided by Rule 802 thereof, and have not been and will not be registered under the USA Securities Act or under the securities laws of any state of the USA. Beneficial holders who are or will be "affiliates" (as such term is defined in the USA Securities Act) of Pepkor or Castellina prior to or after the completion of the Scheme will be subject to certain USA transfer restrictions relating to the Castellina Ordinary Shares and Loan Claims received in the Scheme.

3.8.2 Under USA securities laws, a beneficial holder who is deemed to be an affiliate of Pepkor or Castellina may not resell the Castellina Ordinary Shares or Loan Claims received pursuant to the Scheme without registration under the USA Securities Act, except for sales outside the USA pursuant to Regulation S under the USA Securities Act or another applicable exemption from the requirements of the USA Securities Act. Whether a person is an affiliate of a company for such purposes depends upon the circumstances, but affiliates of a company can include certain directors and officers and significant shareholders.

3.8.3 Neither the USA Securities and Exchange Commission nor any securities commission of any state of the USA has reviewed, approved or disapproved of the Scheme or the Castellina Ordinary Shares or the Loan Claims or passed judgment upon the adequacy or completeness of this Document. Any representation to the contrary is a criminal offence in the USA.

3.8.4 Pepkor currently sponsors an ADS program in the USA pursuant to a deposit agreement, in terms of which The Bank of New York serves as Depository and furnishes certain information to the USA Securities and Exchange Commission pursuant to an exemption from the reporting requirements of the USA Securities Exchange Act of 1934 in accordance with Rule 12g3-2b thereunder. However, if the Scheme is completed, the Pepkor ADS program will be terminated and it is not anticipated that Castellina will sponsor an ADS program or that it will be required to file or furnish any information with the USA Securities and Exchange Commission.

4. SUSPENSIVE CONDITIONS

The Scheme is conditional on the fulfilment of the following outstanding suspensive conditions by no later than 30 June 2004:

4.1 the approval of the Scheme by the Competition Authorities as a merger in terms of the Competition Act, either on an unconditional basis or subject to such conditions as the Pepkor Board, the Castellina Board and the Underwriters may approve in writing;

4.2 the Scheme being approved at a Scheme Meeting by Scheme Members eligible to attend and vote thereat, by a majority representing not less than three-fourths of the votes exercisable by the relevant Scheme Members present and voting either in person or by proxy at the Scheme Meeting;

4.3 unless this condition is waived by the SRP by a ruling to such effect, that the majority in 4.2 above includes a simple majority (being 50% plus one of those present and voting at the Scheme Meeting) of Independent Scheme Members, as contemplated in 5.3.3 below;

4.4 the Court sanctioning the Scheme;

4.5 a certified copy of the Order of Court sanctioning the Scheme having been lodged with, and registered by, the Registrar;

4.6 the Underwriters not withdrawing from the Underwriting Agreement prior to the Scheme Meeting;

4.7 SAPEF and SAPET, collectively, receiving not less than 15% of the total issued share capital of Castellina (after taking into account all the Castellina Ordinary Shares to be issued in terms of the Scheme and the issue of Castellina Ordinary Shares to a trust in terms of the new executive share incentive scheme, as set out in 10 below), provided that this condition shall be deemed to be fulfilled if SAPEF and SAPET inform Castellina and Pepkor in writing that they waive the benefits of this condition; and

4.8 the approval of the South African Reserve Bank.

5. ARRANGEMENT WITH THE PREFERENCE SHAREHOLDER

5.1 History

5.1.1 During November 2000, as part of a restructuring of Pepgro Limited, Pepgro Limited, *inter alia*, unbundled its shareholding in Pepkor, Shoprite Holdings Limited and Tradehold Limited. As a consequence thereof, the pyramid structure through which CH Wiese and family trusts and/or private companies under his control, directly or indirectly, controlled in excess of 50% of the votes of, *inter alia*, Pepkor, was collapsed. The restructuring entailed the creation and issue of the Pepkor Preference Shares to the Preference Shareholder.

5.1.2 This restructuring resulted in CH Wiese and/or the entities referred to in 5.1.1 above effectively retaining approximately 40% of the voting rights at that time in, *inter alia*, Pepkor by virtue of his Pepkor Ordinary Shares and the Pepkor Preference Shares which were created by the inclusion of a new Article 120 in Pepkor's articles of association, which was approved by Pepkor Ordinary Shareholders as part of this restructuring.

5.2 Terms of the arrangement

5.2.1 As an integral part of the Scheme, Pepkor and Castellina, on Wednesday, 19 November 2003, entered into an arrangement, subject to the fulfilment of the Suspensive Conditions, with the Preference Shareholder in terms of which Castellina will pay R33,3 million for the loss of all rights conferred by the Pepkor Preference Shares, which obligation will be discharged by allotting and issuing 33 300 000 Castellina Ordinary Shares to the Preference Shareholder. This loss will result from the redemption of the Pepkor Preference Shares by Pepkor upon implementation of the Scheme.

5.2.2 Pepkor, on behalf of the Preference Shareholder, will receive the share certificates in respect of the 33 300 000 Castellina Ordinary Shares allotted and issued to the Preference Shareholder from Castellina and deliver these share certificates to the Preference Shareholder. This will take place during the Election Period.

5.2.3 Article 120.7.3 of Pepkor's articles of association, read with Article 120.7 thereof, provides that if the Preference Shareholder at any time ceases to hold less than 10% of the entire issued ordinary share capital of Pepkor, all of the Pepkor Preference Shares shall be redeemed by Pepkor at 0.1 cent for each Pepkor Preference Share.

5.2.4 In terms of the arrangement referred to in paragraph 5.2.1 above, the Preference Shareholder has agreed, notwithstanding the terms of the Pepkor Preference Shares, that the redemption of the Pepkor Preference Shares will occur on the Operative Date and the Preference Shareholder will surrender its share certificate in respect of its Pepkor Preference Shares to Pepkor for cancellation. In addition, the Preference Shareholder has agreed to waive the payment from Pepkor of R91 920.93 as a result of the redemption of the Pepkor Preference Shares on the implementation of the Scheme.

5.2.5 The Preference Shareholder has agreed to elect the Reinvestment Alternative in respect to all the 45 960 462 Pepkor Ordinary Shares beneficially owned by it.

5.2.6 The Preference Shareholder has agreed that all the Bridging Loan Claims which would otherwise have been credited to it in terms of the Reinvestment Alternative by virtue of the Pepkor Ordinary Shares held by it, will be subordinated to all other Bridging Loan Claims of Castellina and be credited as Class "A" Loan Claims.

5.2.7 The Preference Shareholder has also agreed to waive its rights to receive such Class "A" Loan Claims which would otherwise have been credited to it in terms of the Reinvestment Alternative by virtue of the Pepkor Ordinary Shares held by it at the Operative Date as would have had a face value of R33,3 million.

5.2.8 The effect of the waiver in 5.2.7 above is that the Preference Shareholder will effectively receive an amount of R9.2755 in respect of each Pepkor Ordinary Share held by it. Accordingly, on implementation of the Scheme, the Preference Shareholder will, by virtue of its holding of Pepkor Ordinary Shares and Pepkor Preference Shares, in aggregate, receive R459 604 620, which is equivalent to R10.00 per Pepkor Ordinary Share.

5.3 Rule 13 of the Code

5.3.1 Rule 13 of the Code regulates special deals with favourable conditions and provides that " ...*Except with the consent of the Panel, an offeror or persons acting in concert with it shall not make any arrangements with holders of the relevant securities and shall not deal or enter into arrangements to deal in securities of the offeree company, or enter into arrangements which involve acceptance of an offer, either during an offer or when one is reasonably in contemplation, if there are favourable conditions attached which are not being extended to all holders of relevant securities...* "

5.3.2 The Executive Director of the SRP is of the view that, notwithstanding the equality in the aggregate consideration to be received by the Preference Shareholder in terms of the Scheme (when divided by the number of Pepkor Ordinary Shares held by the Preference Shareholder), the composition of such aggregate consideration differs in respect of the mix of the Castellina Ordinary Shares and Loan Claims, from that to be received by other Scheme Participants. The SRP is of the view that such differentiation constitutes a "special condition" within the meaning of the Code.

5.3.3 The SRP has nevertheless approved the circular and consented in terms of Rule 13 of the Code to the Scheme proceeding and has granted an exemption in terms of Rule 34 of the Code from strict compliance with the Code, provided that:

5.3.3.1 not only is the Scheme to be approved in terms of 4.2 above (see page 19), but

5.3.3.2 also that the majority required by 4.2 above includes the votes of a simple majority (being 50% plus one of those present and voting at the Scheme Meeting) of the Independent Scheme Members.

5.3.4 Shareholders are referred to Supplementary Information: Annexure 10 being the text of the ruling by the Executive Director of the SRP.

6. FINANCING ARRANGEMENTS

6.1 To enable Castellina to discharge its obligations to Scheme Participants who elect or are deemed to elect to receive the Cash Consideration, Castellina has, *inter alia,* arranged a senior debt facility with OMSFIN. In terms of the OMSFIN Loan Agreement, OMSFIN will lend R420 million in senior debt finance to Castellina, the proceeds of which shall be used exclusively to discharge the Cash Consideration. The salient terms of this facility are set out in Supplementary Information : Annexure 8 to this Document.

6.2 Castellina has also entered into the Underwriting Agreement with the Underwriters (see 8 below).

7. ISSUE OF CASTELLINA ORDINARY SHARES

7.1 Subject to the fulfilment of all the Suspensive Conditions, Castellina will utilise the funding set out in 7.1.1 to 7.1.2 hereunder to acquire the Scheme Shares, as follows:

7.1.1 R420 million from the OMSFIN senior debt facility for 42 million Scheme Shares held by Scheme Participants electing the Cash Consideration;

7.1.2 A maximum of 104 642 316 new Castellina Ordinary Shares will be allotted and issued and corresponding Loan Claims will be credited, in respect of the remaining 171 868 796 Scheme Shares;

7.2 Castellina will also:

7.2.1 allot and issue 33 300 000 Castellina Ordinary Shares to the Preference Shareholder (refer to 5.2.1 above); and

7.2.2 allot and issue up to 15 360 000 Castellina Ordinary Shares to a new executive share incentive trust (refer to 10 on page 22 of this Document).

7.3 Castellina will, subsequent to the completion of the aforementioned share issues, have a maximum of 153 302 316 Castellina Ordinary Shares in issue.

8. UNDERWRITING

8.1 The Underwriters concluded the Underwriting Agreement in terms of which they will, to the extent that the Scheme Participants elect to receive the Cash Consideration in excess of that to be funded by the OMSFIN loan (see 6.1 above):

8.1.1 subscribe for that number of Castellina Ordinary Shares;

8.1.2 advance that amount of Class "A" Loan Claims;

8.1.3 advance that amount of Bridging Loan Claims,

on the same terms as the Reinvestment Alternative, as may be required in order to ensure that Castellina has the necessary funds to discharge the obligations of Castellina contemplated in 7.1.2 above to those of the Scheme Participants who have elected to receive the Cash Consideration.

8.2 No underwriting fee is payable in terms of the Underwriting Agreement.

8.3 The Underwriting Agreement shall remain in force, subject to 8.4 below, until the sanctioning of the Scheme by the Court.

8.4 The Underwriters have the right to withdraw from the Underwriting Agreement, prior to the Scheme Meeting:

8.4.1 should there be a material adverse change, being a decrease by more than 10% in the general retailers index published by the JSE between 22 October 2003 and the day prior to the Scheme Meeting; or

8.4.2 should the Underwriters become aware of any facts or circumstances in relation to the Group or its underlying businesses of which they were not aware at the time of concluding the Underwriting Agreement (or, if they were aware of such facts or circumstances at that time, were reasonably not aware of the implications thereof) and such facts or circumstances cause, or are reasonably anticipated to cause, a reduction in the consolidated net asset value of Pepkor when compared to the consolidated net asset value that Pepkor would have had but for such facts or circumstances, of at least R50 million; or

8.4.3 South Africa engages in any war; or

8.4.4 there is any civil war or civil commotion or serious rioting or "state of emergency" in South Africa (except for any such event that already existed on the signature of the Underwriting Agreement); or

8.4.5 any Underwriter should become aware of any breach of any of the warranties and representations set out in the agreement concluded between Pepkor and Castellina which governs the Offer; and

8.4.6 the agreement referred to in 8.4.5 above: (i) terminates in terms of clause 9 thereof (which makes the agreement subject to a resolutive condition terminating the agreement if, *inter alia*, any of the Suspensive Conditions become impossible to fulfill prior to 30 June 2004) or (ii) is cancelled in terms of clause 11 thereof (which deals with breaches by either of Pepkor or Castellina) prior to the last date for fulfilment or waiver of the conditions referred to in clause 8 thereof.

9. LOAN CLAIMS

9.1 Annexure B to the Scheme sets out the terms and conditions of the Class "A" Loan Claims, whilst Annexure C to the Scheme sets out the terms and conditions of the Bridging Loan Claims, the salient features of which are as follows:

9.1.1 the Class "A" Loan Claims and the Bridging Loan Claims will carry interest from the Operative Date, at the prime rate from time to time plus 2%;

9.1.2 the Class "A" Loan Claims will be subordinated to the Bridging Loan Claims;

9.1.3 the Class "A" Loan Claims will be subordinated to the claims of Senior Debt Providers of Castellina; and

9.1.4 the Class "A" Loan Claims and the Bridging Loan Claims and interest accrued thereon, will only be repaid or paid to the extent that Castellina's free cash flows permit or by way of a cession of claims as set out in the relevant loan terms and provided all the conditions for payment are met.

9.1.5 if the outstanding capital and interest on the Bridging Loan Claims has not been repaid in full within six months of the Operative Date at the written election of the holders of more than half (by value) of the Bridging Loan Claims, Castellina will either:

9.1.5.1 issue to the holders of the Bridging Loan Claims, at par value, sufficient Castellina Ordinary Shares, that following the issue of these shares, the holders of the Bridging Loan Claims will have a further 6% of the ordinary issued share capital in Castellina after such issue, in which event the Bridging Loan Claims will remain payable and continue to accrue interest; or

9.1.5.2 repay and discharge the Bridging Loan Claims by way of the delivery and transfer to the holders of the Bridging Loan Claims of such ordinary shares of companies listed on the JSE as was held by Pepkor or its subsidiaries at the Operative Date as may be required to repay the Bridging Loan Claims. To the extent that Castellina fails to repay all of the Bridging Loan Claims in this manner, the part of the Bridging Loan Claims not so settled, will remain due and payable by Castellina and Castellina will issue to the holders of the Bridging Loan Claims such number of Castellina Ordinary Shares pro-rata to the equity issue as referred to in 9.1.5.1 above as the outstanding Bridging Loan Claims bears to the total Bridging Loan Claims amount at the Operative Date.

10. EXECUTIVE SHARE INCENTIVE SCHEME

10.1 Castellina, on the implementation of the Scheme, will establish an executive share incentive scheme, in terms of which Castellina will:

10.1.1 issue new Castellina Ordinary Shares, up to a maximum of 10% of the issued ordinary share capital of Castellina, to a trust, for the future benefit of executives of the Group and of Castellina; and/or

10.1.2 grant to such executives (who will be selected from time to time) the right to subscribe for and be allotted and issued with Castellina Ordinary Shares.

10.2 The terms of the executive share incentive scheme and its potential beneficiaries have not yet been finalised and the Castellina Board will, on the implementation of the Scheme, appoint a remuneration committee to finalise the terms of the executive share incentive scheme in accordance with the provisions of the Shareholders Agreement, the salient features of which are described in Annexure A to the Scheme.

10.3 Pepkor Ordinary Shareholders should also note the details of existing Pepkor share options, which are set out in 16.2 commencing on page 25 of this Document.

11. SPECIAL ARRANGEMENTS

11.1 The directors of Pepkor or persons who were directors in the 12 months preceding the date of this Document are not in any way connected with, or acting in concert with, Castellina and/or the Underwriters.

11.2 No arrangements, other than those referred to in this Document, have been made between Castellina and members of the management of Pepkor with regard to any compensation to be paid to them as a result of the implementation of the Scheme.

11.3 No arrangements, undertakings or agreements, other than those referred to in this Document, have been made between Pepkor, Castellina and the Underwriters, or persons acting in concert with these parties, in relation to the Scheme Shares.

11.4 No arrangements, agreements or understandings (including any compensation arrangements) which have any connection with or dependence on the Scheme Shares, other than those referred to in this Document, exist between Castellina or any person acting in concert with it, and any director of Pepkor or any person who was a director of Pepkor within the period commencing 12 months prior to the Operative Date of the Scheme, or any person who is or was a holder of Pepkor Ordinary Shares within the abovementioned period.

11.5 The Executive Director of the SRP is of the view that, notwithstanding the equality in the aggregate consideration to be received by the Preference Shareholder in terms of the Scheme (when divided by the number of Pepkor Ordinary Shares held by the Preference Shareholder), the composition of such aggregate consideration differs in respect of the mix of the Castellina Ordinary Shares and Loan Claims, from that to be received by Scheme Participants. The SRP is of the view that such differentiation constitutes a "special condition" within the meaning of the Code, but has consented to the Scheme proceeding on the conditions described in 5.3 above.

12. FINANCIAL EFFECTS OF THE SCHEME

The tables below set out the unaudited pro forma financial effects of the Scheme on a Pepkor Ordinary Shareholder. The unaudited pro forma financial effects are presented for illustrative purposes only and because of their nature may not give a fair reflection of a Pepkor Ordinary Shareholder's financial position nor the effect on future earnings after the implementation of the Scheme.

12.1 Unaudited pro forma financial effects of the Cash Consideration

	Before the Scheme (cents)	After the Scheme (cents)(1)	Change (%)
Market prices:			
Monday, 11 August 2003	650.0(2)	1 000.0	53.8
30-day weighted average preceding Monday, 11 August 2003	633.7(3)	1 000.0	57.8
Wednesday, 22 October 2003	850.0(4)	1 000.0	17.6
Net asset value per share	531.4(5)	1 000.0	88.2
Net tangible asset value per share	489.4(5)	1 000.0	104.3
Earnings per share			
Headline earnings	54.0(5)	63.0(6)	16.7
Before exceptional items	53.6(5)	63.0(6)	17.5
Before exceptional items – excluding finance exchange rate difference	104.4(5)	63.0(6)	(39.7)
After exceptional items	3.4(5)	63.0(6)	1 752.9
Dividend per share	34.0(5)	63.0(6)	85.3

Notes:

1. The Cash Consideration offered to Pepkor Ordinary Shareholders in terms of the Scheme.
2. The closing market price of a Pepkor Ordinary Share on the last trading date prior to the publication of the first cautionary announcement on Tuesday, 12 August 2003.
3. The volume weighted average of the closing price of a Pepkor Ordinary Share over the 30 trading days preceding the publication of the first cautionary announcement on Tuesday, 12 August 2003.
4. The closing market price of a Pepkor Ordinary Share on Wednesday, 22 October 2003.
5. Extracted from the published audited results of Pepkor for the year ended 30 June 2003.
6. For purposes of calculating the pro forma earnings per Pepkor Ordinary Share, it was assumed that:
   - the Scheme was implemented on 1 July 2002;
   - interest at an after-tax rate of 6.3% per annum was earned on the Cash Consideration for the year ended 30 June 2003.
7. No effect has been given to Capital Gains Tax that may be applicable to Pepkor Ordinary Shareholders.

12.2 Unaudited pro forma financial effects of the Reinvestment Alternative

	Before the Scheme (cents)[1]	After the Scheme (cents)	Change (%)
Net asset value per share	531.4	1 000.0[2]	88.2
Net tangible asset value per share	489.4	411.5[2]	(15.9)
Earnings per share			
Headline earnings	54.0	(21.4)[3]	(139.5)
Before exceptional items	53.6	(21.7)[3]	(140.5)
Before exceptional items – excluding finance exchange rate difference	104.4	21.8[3]	(79.1)
After exceptional items	3.4	(85.1)[3]	(2 602.9)
Interest per share			
Interest received	–	51.9[5]	100
Interest accrued on the Loan Claims (pre-tax)	–	126.5[4]	100
Interest accrued on the Loan Claims (after tax)	–	88.6[4]	100
Dividend per share	34.0	–[6]	(100)

The financial effects set out above also take account the effect of the waiver by the Preference Shareholder of certain Class "A" Loan Claims, as set out in 5.2.7. above. Therefore, they differ from those previously published in the Terms Announcement.

Notes:

1. Extracted from the published audited results of Pepkor for the year ended 30 June 2003.
2. For purposes of calculating the pro forma net asset value and net tangible asset value per Pepkor Ordinary Share, it was assumed that:
   - the Scheme was implemented on 30 June 2003;
   - there will be 153,3 million Castellina Ordinary Shares in issue at 30 June 2003;
   - a Pepkor Ordinary Shareholder will receive 0.60885 Castellina Ordinary Shares for every Pepkor Ordinary Share held, a Class "A" Loan Claim of R7.11894 per share and a Bridging Loan Claim of R2.27221 per share;
   - the net tangible asset value per Pepkor Ordinary Share was calculated after taking into account the net shareholders deficit that arose after eliminating the goodwill arising from the acquisition of Pepkor by Castellina.
3. For purposes of calculating the earnings per Pepkor Ordinary Share it was assumed that:
   - the Scheme was implemented on 1 July 2002;
   - a weighted average number of Castellina Ordinary Shares in issue of 153,3 million;
   - the goodwill is written-off over a period of 20 years;
   - the OMSFIN Loan, taking into account refinancing, bears interest at an average after-tax rate of 7.04%;
   - the Loan Claims bear interest at an after-tax rate of 9.8%;
   - the Bridging Loan Claims were repaid after six months and the proceeds therefrom were invested at an after-tax rate of 6.3%;
   - cash received from the management subscription was invested at an after-tax rate of 6.3%;
   - a tax rate of 30% was applied.
4. This represents the interest that will accrue to a Castellina Ordinary Shareholder in terms of his Class "A" Loan Claims and Bridging Loan Claims. For the after tax effect a tax rate of 30% has been applied.
5. Interest received is calculated as follows:
   - on the Bridging Loan Claims at a pre-tax rate of 14% for the first six months and after the repayment of the Bridging Loan Claims at a pre-tax rate of 9% for the last six months (on the capital and interest); and
   - on the Class "A" Loan Claims at a pre-tax rate of 14% based on the pro forma earnings of Castellina and the formula referred to in Annexure B to the Scheme.
6. No dividend will be paid to Castellina Ordinary Shareholders after the implementation of the Scheme until the Loan Claims have been repaid.
7. No effect has been given to Capital Gains Tax that may be applicable to Pepkor Ordinary Shareholders.

12.3 An independent reporting accountants' report has been prepared on the financial effects of the Scheme, the full text of which is included in Supplementary Information: Annexure 6 to this Document.

13. IRREVOCABLE UNDERTAKINGS

13.1 At the Last Practicable Date, Castellina has received irrevocable undertakings from the following Pepkor Ordinary Shareholders, representing 28.3% of the Pepkor Ordinary Shares which are entitled to vote at the Scheme Meeting, to vote in favour of the Scheme:

Name	Number of shares	Shareholding (%)*
Wiese Group	46 300 199	21.6
OMLACSA	14 235 626	6.7
	60 535 825	28.3

* Based on 213 868 796 Pepkor Ordinary Shares (excluding the Treasury Shares, which cannot be voted at the Scheme Meeting).

13.2 The following Pepkor Ordinary Shareholders have given irrevocable undertakings to accept the Reinvestment Alternative:

Name	Number of shares	Shareholding (%)*
Wiese Group	46 300 199	21.6
OMLACSA	14 235 626	6.7
	60 535 825	28.3

* Based on 213 868 796 Pepkor Ordinary Shares (excluding the Treasury Shares, which cannot be voted at the Scheme Meeting).

13.3 The Preference Shareholder, by virtue of the Pepkor Preference Shares, is entitled to exercise an additional 91 920 930 votes at all meetings of the Company. However, as a Scheme Meeting is not a meeting of the Company, the votes conferred upon these shares will not be exercised at the Scheme Meeting.

14. MATERIAL CHANGES

No material change in the financial or trading position of the Group has occurred subsequent to the publication of the latest audited accounts for the 12-month period ended 30 June 2003, other than as disclosed in Supplementary Information: Annexure 1, being Financial and other information relating to Pepkor.

15. SIGNIFICANT CONTRACTS

No significant contracts were entered into by the Group within two years prior to the date of this Document which were not considered to be in the ordinary course of business.

16. SHARE CAPITAL OF PEPKOR

16.1 Details of the authorised and issued share capital of Pepkor at the Last Practicable Date are set out below:

Share capital and premium	R'000
Authorised	
300 000 000 Pepkor Ordinary Shares	15 000
120 000 000 Pepkor Preference Shares	–
Issued	
221 936 384 Pepkor Ordinary Shares	11 097
Share premium	371 449
91 920 930 Pepkor Preference Shares	92
Total issued share capital	382 638

The unissued Pepkor Ordinary Shares are under the control of the Pepkor Board until the next annual general meeting.

16.2 Pepkor share options

16.2.1 Castellina will not assume any obligation in respect of the 861 670 share options granted by the Employee Share Incentive Schemes in terms of which employees were granted options to acquire Pepkor Ordinary Shares. Details of these share options are set out in the Supplementary Information: Annexure 1 in note 4.7.3 to the historical annual financial information.

16.2.2 Pepkor is obliged as a term of the Scheme, by no later than the Operative Date of the Scheme, to assume and settle in cash, or to procure that the relevant share trusts to which the Employee Share Incentive Schemes relate, settle in cash, all obligations of:

16.2.2.1 Pepkor and its subsidiaries; and

16.2.2.2 such share trusts,

arising from or in any way related to the share options referred to in 16.2.1 above and/or the amendment and/or the cancellation thereof, such that following such assumption and/or settlement and/or amendment: (a) no participant in any such Employee Share Incentive Scheme has any claim against any of the share trusts, Pepkor or Castellina in relation to such share options or otherwise provided that the other share schemes in the Group will continue to honour the loan obligations to participants and (b) Castellina will not assume any obligation in respect of any of the share options referred to in 16.2.1 above and/or the cancellation thereof.

17. MAJOR SHAREHOLDERS IN PEPKOR

17.1 On the Last Practicable Date, Pepkor Ordinary Shareholders holding in excess of 5% of the Pepkor Ordinary Shares were as follows:

	Number of shares held	**Percentage[2] of total share capital**
Titan Nominees (Pty) Ltd[1]	46 299 281	21.6
Public Investment Commissioners	22 504 097	10.5
OMLACSA	22 453 564	10.5

(1) Owned and/or controlled by CH Wiese.

(2) Based on 213 868 796 Pepkor Ordinary Shares (excluding the Treasury Shares, which cannot be voted at the Scheme Meeting).

17.2 On the Last Practicable Date, Castellina had no direct or indirect beneficial or non-beneficial interest in Pepkor Ordinary Shares.

18. INTERESTS OF THE DIRECTORS OF PEPKOR AND CASTELLINA

18.1 Direct and indirect interests

18.1.1 On the Last Practicable Date, the directors of Pepkor had the following direct and indirect beneficial and non-beneficial interests in Pepkor Ordinary Shares:

Director	**Beneficially held Direct**	**Non-beneficially held Indirect**	**Direct**	**Indirect**	**Total**	**Percentage[1] of total share capital**
D H Anderson	1 000	–	–	–	1 000	*
J W Basson	1 322	–	–	–	1 322	–
J H du Toit	–	–	–	–	–	–
P J Erasmus	4 060 000	–	–	–	4 060 000	1.9
J J Fouché	424 482	–	–	–	424 482	0.2
T R Hlongwane	–	–	–	–	–	–
A C Labuschaigne	48 000	–	–	–	48 000	*
Dr E Links	2 000	–	–	–	2 000	*
C Stassen	–	–	–	1 091 534	1 091 534	0.5
C H Wiese	955 755	–	–	46 299 281	47 255 036	22.1
	5 492 559	–	–	47 390 815	52 883 374	24.7

* Less than 0.1%.

(1) Based on 213 868 796 Pepkor Ordinary Shares (excluding the Treasury Shares, which cannot be voted at the Scheme Meeting).

18.1.2 On the Last Practicable Date, none of the directors of Castellina held any beneficial or non-beneficial, direct or indirect, interests in Pepkor Ordinary Shares or Castellina Ordinary Shares.

18.1.3 On the Last Practicable Date, none of the directors of Pepkor held any beneficial or non-beneficial, direct or indirect interests in Castellina Ordinary Shares.

18.1.4 For the six months prior to the Last Practicable Date, none of the directors of Pepkor traded in Pepkor Ordinary Shares, except for PJ Erasmus who accepted an offer to purchase a total of 2 million Pepkor Ordinary Shares for R5.80 per Pepkor Ordinary Share on 27 June 2003, under two of the Employee Share Incentive Schemes.

18.2 Directors' emoluments

Details of directors' emoluments are set out in note 4.15.2 on page 45 of Supplementary Information: Annexure 1 – Financial and other information relating to Pepkor.

18.3 Service contracts and restraints of trade

None of the executive directors have written service contracts with Pepkor or its subsidiary companies. However, there are existing, unwritten contracts with each of Messrs PJ Erasmus, JH du Toit and AC Labuschaigne which, *inter alia*, regulate their duties and remuneration as directors of Pepkor. No restraints of trade are in place with any of the Pepkor executive directors and no restraints of trade have been entered into with them as a result of the Scheme.

19. INFORMATION ON PEPKOR

19.1 Financial and other information relating to Pepkor is contained in the Supplementary Information: Annexure 1 to this Document.

19.2 The trading history of Pepkor Ordinary Shares listed on the JSE is contained in the Supplementary Information: Annexure 2 to this Document.

20. INFORMATION ON CASTELLINA

Information relating to Castellina is contained in the Supplementary Information: Annexure 3 to this Document.

21. CASH CONFIRMATION

In terms of the Code, Castellina has confirmed to the SRP that it and the Underwriters have access to sufficient cash resources to satisfy the obligations to Scheme Participants in terms of the Scheme in full.

22. CONSENTS

Each of the advisors whose logos appear on the front cover of this Document have consented in writing to act in the capacities stated and to their names being stated in this Document and have not withdrawn such consent prior to the publication of this Document.

23. OPINIONS AND RECOMMENDATIONS

23.1 The Pepkor Board appointed ACMB to consider the terms and conditions of the Offer, including the payment to the Preference Shareholder referred to in 5.2.1 on page 20 of this Document. ACMB has considered these matters and:

23.1.1 in respect of the Cash Consideration of R10.00 per Pepkor Ordinary Share, is of the opinion that the Offer price is fair and reasonable.

23.1.2 in respect of the Reinvestment Alternative, is of the opinion that the Reinvestment Alternative is fair and reasonable after considering the following significant factors:

23.1.2.1 Castellina will be an unlisted company whose ordinary shares will not be easily tradeable and whose Class "A" Loan Claims and Bridging Loan Claims will be repaid from the cash flow of Castellina;

23.1.2.2 Castellina, in terms of normal private equity transactions, will be highly geared in terms of its debt to equity ratio; and

23.1.2.3 the ultimate investment decision to accept the Reinvestment Alternative compared to the Cash Consideration of R10.00 will depend upon the individual risk and investment profile of the particular Pepkor Ordinary Shareholder.

23.1.3 in respect of the payment of R33,3 million to the Preference Shareholder, and after giving cognisance to the ruling by the Executive Director of the SRP (see 5.3 above), ACMB is of the opinion that this payment is fair and reasonable.

23.2 The Pepkor Board agrees with the opinion of ACMB and, accordingly, recommends that Scheme Members vote in favour of the Scheme. Furthermore, the Pepkor Board has considered the comments and statements made by Castellina in Supplementary Information: Annexure 3 – Information relating to Castellina, about Castellina's intentions regarding Pepkor and its prospects should the Scheme be implemented and the Pepkor Board is of the view that these comments and statements are reasonable. The Pepkor Board members, in respect of their own holdings of Pepkor Ordinary Shares, intend to vote in favour of the Scheme at the Scheme Meeting.

23.3 Scheme Members are referred to the opinion from ACMB, the full text of which is contained in the Supplementary Information: Annexure 4 to this Document and are encouraged to read this opinion in its entirety.

24. DIRECTORS' RESPONSIBILITY STATEMENT

The Pepkor Board:

24.1 have considered all statements of fact and opinion in this Document;

24.2 accept, individually and collectively, full responsibility for the accuracy of the information given;

24.3 certify that to the best of their knowledge and belief there are no omissions of material facts or considerations which would make any statement of fact or opinion contained in this Document false or misleading;

24.4 have made all reasonable enquiries in this regard.

25. CASTELLINA'S DIRECTORS' RESPONSIBILITY STATEMENT

The Castellina Board, insofar as this Document relates to Castellina:

25.1 have considered all statements of fact and opinion contained in this Document;

25.2 accept, individually and collectively, full responsibility for the accuracy of such information;

25.3 certify that to the best of their knowledge and belief there are no omissions of material facts or considerations which would make any statement of fact or opinion as contained in this Document false or misleading;

25.4 have made all reasonable enquiries in this regard.

26. LITIGATION STATEMENT

26.1 The Pepkor Board is not aware of any legal or arbitration proceedings (including any such proceedings that are pending or threatened) which may have or have had a material effect on Pepkor's financial position during the 12 months preceding the date of this Document and which were not disclosed below and provided for in the audited financial statements of Pepkor for the 12-month period ended 30 June 2003.

26.2 In the U-Sac (Pty) Limited matter, Pepkor is being sued for delivery of 20 202 020 Shoprite Holdings Limited shares. This matter is being defended.

27. COSTS OF THE SCHEME

The costs of the Scheme to Pepkor are estimated at approximately R2,9 million before Value-Added Tax and include R5 513 (exclusive of Value-Added Tax) payable to the JSE and R110 000 (exclusive of Value-Added Tax) payable to the SRP. The balance of the estimated costs are outlined below:

Description	Estimated cost R'000
Fair and reasonable opinion	1 000
Reporting accountants and auditors	100
Legal advisors	500
Tax advisors	250
Corporate advisors	150
Competition Commission	250
SRP	110
JSE	5
Publishing and printing	200
Newspapers	350
	2 915

28. SUSPENSION AND DELISTING OF PEPKOR ORDINARY SHARES

28.1 After implementation of the Scheme, the listing of Pepkor Ordinary Shares on the JSE will be terminated.

28.2 The JSE has granted approval, subject to the fulfilment of the Suspensive Conditions set out in 4 above, for the suspension and termination of the listing on the JSE of Pepkor's Ordinary Shares. It is anticipated that the suspension of the Pepkor Ordinary Shares will take place on the commencement of trading on Monday, 19 January 2004 and the termination of the listing of the Company will be on the commencement of trading on the JSE on Tuesday, 17 February 2004.

29. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents, or copies thereof, will be available for inspection during normal business hours at the registered office of Pepkor, Barnard Jacobs Mellet Corporate Finance (Pty) Limited and the transaction and lead sponsors, Exchange Sponsors (Proprietary) Limited from the date of this Document until the date on which application is made to the Court for the sanctioning of the Scheme, which date is expected to be Tuesday, 13 January 2004:

29.1 a signed copy of this Document;

29.2 a signed copy of the Offer letter;

29.3 a signed copy of the agreement concluded between Castellina and Pepkor on Wednesday, 19 November 2003, where Pepkor accepted the Offer;

29.4 the Order of Court;

29.5 the audited annual report of Pepkor for the 12-month period ended 30 June 2003 and the audited annual financial statements of Pepkor for the two financial periods ended 30 June 2002 and 30 June 2001, respectively;

29.6 a signed copy of the letter from ACMB referred to in 23.1 above;

29.7 signed copies of the consent letters from the respective advisors referred to in 22 above;

29.8 the memorandum and articles of association of Pepkor and of Castellina;

29.9 a signed copy of the Scheme and the Explanatory Statement;

29.10 a signed copy of the Underwriting Agreement;

29.11 a copy of the document recording the arrangement with the Preference Shareholder;

29.12 signed copies of the irrevocable undertakings from Pepkor Ordinary Shareholders referred to in 13 above;

29.13 a copy of the Shareholders Agreement;

29.14 a signed copy of the OMSFIN Loan Agreement; and

29.15 a signed copy of the ruling by the Executive Director of the SRP referred to in 5.3 above.

For and on behalf of

PEPKOR LIMITED

P J Erasmus
Managing Director

Duly authorised in terms of a resolution passed by the board of directors of Pepkor.

Financial and other information relating to Pepkor

1. INFORMATION RELATING TO PEPKOR

1.1 Incorporation and history

1.1.1 Pepkor is the holding company of three, unlisted wholly-owned subsidiaries that focus on the cash value sector of the retail clothing market. In particular, the Group consists of the value clothing retailers Pep Stores (including Fashion Africa Limited), Ackermans and Best & Less.

1.1.2 Pep Stores (Proprietary) Limited was started in Upington in the Northern Cape in 1965 and was later converted to a public company which was listed on the JSE in 1972. During 1979, it entered the food retailing market through the acquisition of Shoprite. The name was changed from Pep Stores Limited to Pepkor during 1982.

1.1.3 During 1986, Pepkor acquired the discount clothing retail chain, Ackermans, and separately listed its clothing retail interests on the JSE as Pep Limited and its food interests as Shoprite Holdings Limited.

1.1.4 During 1991, Pepkor acquired control of, amongst others, the retail chains Smart Group Holdings, Cashbuild, Checkers and Stuttafords, with Checkers being acquired under the Shoprite name. The Group also extended its interests in the United Kingdom with the opening of the first Your More Store outlet in Scotland.

1.1.5 In 1992, Pep Stores' interests in Botswana were listed on the Botswana Stock Exchange and in 1994 its interests in Namibia were listed on the Namibian Stock Exchange. In 1994, Pepkor also acquired the controlling interest in the British company Brown & Jackson plc which owned the retail chain Poundstretcher.

1.1.6 In 1997, Pepkor consolidated its retail interests in the United Kingdom in Brown & Jackson plc at the same time increasing its holding in Brown & Jackson plc to 70%. During 1997, Pepkor combined the activities of Smart Group Holdings with those of McCarthy Retail's clothing interests in exchange for a share in Retail Apparel Group, which was formed in the process. Shoprite Holdings acquired OK Bazaars with its chains of supermarkets, furniture stores and Hyperama from South African Breweries during 1997.

1.1.7 In 1998, Pepkor acquired the Best & Less clothing retail chain in Australia, which operated 84 stores at the time. Pep Limited was delisted from the JSE during 1999.

1.1.8 During 2000, Pepkor disposed of Cashbuild and Stuttafords. Pepkor underwent a restructuring during 2000 and unbundled its interests in Shoprite Holdings and Brown & Jackson plc to shareholders. In the case of Brown & Jackson plc, the shares were housed in a new company, Tradehold Limited, that was listed on the JSE and the shares in Tradehold Limited were subsequently unbundled to Pepkor shareholders. Pepkor's pyramid structure was removed by the delisting of Pepgro Limited, Pepkor's holding company. At that time shareholders also approved an amendment to Pepkor's articles of association and the inclusion of Article 120 in terms of which the Pepkor Preference Shares were created. The businesses that remained in the Group were Pep Stores, Ackermans and Best & Less.

1.1.9 In April 2003, Pepkor acquired the businesses of Fashion Africa Limited and in July 2003 a 49% interest in Your More Store and B&J Poland.

1.1.10 During November 2003, Pepkor, sold, as a going concern, its business trading as Millers to Xtreme Footwear (Pty) Limited. The business of Millers included 36 stores located in South Africa, Namibia and Swaziland.

1.2 Nature of business

1.2.1 Pepkor

Pepkor is a listed South African-based investment holding company managing retail interests in Africa and Australia. It is focused on the cash retail value market and through its operating subsidiaries, all strongly positioned in their individual niche markets, it satisfies consumers demand for clothing at affordable prices. The Group targets the lower end of the consumer market. Its businesses together operate almost 1 900 retail outlets in Africa and Australia and employ approximately 17 000 people.

1.2.2 Pep Stores

Pep Stores (including Fashion Africa Limited) is a cash discounter of family clothing, footwear and accessories, textiles and personal goods through more than 1 400 small format stores located throughout Southern Africa's urban, peri-urban and rural areas. Today, Pep Stores is one of South Africa's top three retail names in terms of brand recognition amongst consumers of all income groups. Fashion Africa Limited has 164 apparel stores trading as Dunns. Dunns retails clothing, footwear, blankets and other household items for cash. Pep Clothing has manufacturing operations situated in the Western Cape allied to clothing retail.

1.2.3 Ackermans

Ackermans is a cash chain selling everyday family fashions and basics of quality at value prices. Ackermans operates through 284 stores located in urban areas across Southern Africa. In addition, it has commenced the roll-out of Hang Ten stores, with 18 stores now open.

1.2.4 Best & Less

Best & Less was acquired towards the end of 1998 and is a discount clothing chain providing customers with a value for money shopping experience, selling quality goods at affordable prices to customers in the lower end of the middle market. It operates nationally in Australia through 128 stores mostly located in shopping malls.

1.2.5 Your More Store

Pepkor has recently acquired 49% of Your More Store and B&J Poland. Your More Store operates 200 small-format stores in Scotland, Northern Ireland and in the north of England. B&J Poland operates 17 stores in Poland.

2. HISTORICAL FINANCIAL INFORMATION EXTRACTED FROM THE GROUP AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FOUR FINANCIAL YEARS ENDED 30 JUNE 2003

The pro forma comparative figures in the income statement for the year to 30 June 2000 and in the balance sheet at 30 June 2000 represent the Group's figures after adjustments were made for investments distributed to the Company's shareholders in terms of the restructuring and are based on the audited annual financial statements of that year. Pro forma comparative figures are in certain instances not available, as the Group only came into existence in its present form on 1 July 2000.

2.1 Balance sheets for the years ended 30 June

	Notes	2003 R'000	2002 R'000	2001 R'000	Pro forma 2000 R'000
ASSETS					
Non-current assets		1 038 498	955 226	514 828	659 426
Property, plant and equipment	4.1	560 134	486 503	388 764	402 870
Goodwill	4.2	89 938	96 600	18 873	–
Other investments	4.3	313 060	323 339	59 840	179 937
Deferred taxation	4.4	75 366	48 784	47 351	76 619
Current assets		2 173 053	2 017 192	1 901 082	1 807 424
Inventories	4.5	1 541 552	1 244 174	1 306 166	1 283 776
Accounts receivable	4.6	92 117	94 643	56 585	187 547
Cash and cash equivalents		539 384	678 375	538 331	336 101
Total assets		**3 211 551**	**2 972 418**	**2 415 910**	**2 466 850**
SHAREHOLDERS' FUNDS AND LIABILITIES					
Ordinary shareholders' funds		1 136 579	1 291 415	980 087	1 162 283
Ordinary share capital	4.7	10 693	11 097	11 097	11 097
Ordinary share premium	4.8	371 449	409 875	409 875	409 875
Reserves	4.9	754 437	870 443	559 115	741 311
Preference share capital	4.10	92	92	92	–
Outside shareholders' interest		30 445	23 420	19 839	67 248
Non-current liabilities		180 469	63 002	67 078	115 737
Long-term loans	4.11	293	1 202	12 877	69 021
Deferred taxation	4.4	115 857	17 189	14 168	6 817
Other non-current liabilities	4.12	64 319	44 611	40 033	39 899
Current liabilities		1 863 966	1 594 489	1 348 814	1 121 582
Accounts payable and provisions	4.13	1 288 677	1 080 113	854 477	739 196
Short-term loans	4.14	1 775	58 263	66 710	93 186
Bank overdrafts		573 514	456 113	427 627	289 200
Total shareholders' funds and liabilities		**3 211 551**	**2 972 418**	**2 415 910**	**2 466 850**

2.2 Income statements for the years ended 30 June

		Audited for the years ended 30 June			
	Notes	2003 R'000	2002 R'000	2001 R'000	Pro forma 2000 R'000
Turnover		7 045 121	6 066 438	4 762 412	5 287 095
Operating profit	4.15	480 733	335 989	200 097	234 419
Investment income	4.16	38 836	35 016	91 129	93 553
Profit before interest paid		519 569	371 005	291 226	327 972
Interest paid		(145 476)	(117 855)	(151 415)	(109 000)
Finance exchange rate difference		(109 429)	174 603	27 677	47 122
Profit before exceptional items		264 664	427 753	167 488	266 094
Exceptional items	4.17	(101 319)	71 933	(252 886)	(73 281)
Amortisation of goodwill		(6 678)	(2 221)	(801)	–
Profit/(Loss) before taxation		156 667	497 465	(86 199)	192 813
Taxation	4.18	140 973	143 395	46 371	(31 242)
Profit after taxation		15 694	354 070	(132 570)	224 055
Outside shareholders' interest		8 471	10 092	7 243	18 244
Net profit		7 223	343 978	(139 813)	205 811
Earnings per share (cents)					
– before exceptional items	4.19.2	53.6	123.8	51.3	125.4
– before exceptional items (excluding finance exchange rate difference)	4.19.3	104.4	69.7	38.8	104.2
– after exceptional items	4.19.4	3.4	155.0	(63.0)	92.7
– headline earnings	4.19.5	54.0	124.7	51.7	126.1
Dividend per share (cents)	4.20	34.0	24.0	18.0	80.0

2.3 Cash flow statements for the years ended 30 June

	Notes	2003 R'000	2002 R'000	2001 R'000
Cash retained from operations		165 872	700 530	123 663
Operating profit		480 733	335 989	200 097
Non-cash items	4.21.1	124 492	80 852	95 052
Decrease/(Increase) in working capital	4.21.2	(109 240)	278 813	(41 406)
Investment income		(70 593)	209 619	118 806
Interest paid		(145 476)	(117 855)	(151 415)
Taxation paid	4.21.3	(42 305)	(40 766)	(7 331)
Exceptional items		(12 761)	–	–
Cash flow from operations		224 850	746 652	213 803
Dividends paid		(56 306)	(44 387)	(86 555)
Dividends paid to outside shareholders of subsidiaries		(2 672)	(1 735)	(3 585)
Investment activities	4.21.4	(334 901)	(568 850)	22 668
Net cash flow		(169 029)	131 680	146 331
Financing activities		30 038	8 364	55 899
Proceeds from share issue		9 730	–	92
Net acquisition of treasury shares		(38 830)	–	–
Debt raised		117 401	59 736	138 457
Debt repaid		(58 263)	(51 372)	(82 650)
Net movement in bank balances and cash		(138 991)	140 044	202 230
Change in bank balances and cash				
Balance at beginning of year		678 375	538 331	336 101
Net movement		(138 991)	140 044	202 230
Balance at end of year		539 384	678 375	538 331

The pro forma comparative figures for the year ended 30 June 2000 are not available on a consolidated basis, as the Group in its present form only existed since 1 July 2000.

2.4 Statements of changes in equity

	Share capital and premium R'000	Profit on share issue of subsidiaries R'000	Foreign currency translation reserve R'000	Other non-distributable reserves R'000	Retained income R'000	Total R'000
Balance at 1 July 2000	420 972	31 860	8 431	16 432	684 588	1 162 283
Unbundling adjustments	–	–	–	–	41 085	41 085
Exchange rate differences	–	–	3 087	–	–	3 087
Transfer from distributable reserve to non-distributable reserves	–	–	–	1 338	(1 338)	–
Net loss for year	–	–	–	–	(139 813)	(139 813)
Dividend distributed	–	–	–	–	(86 555)	(86 555)
Balance at 30 June 2001	420 972	31 860	11 518	17 770	497 967	980 087
Balance at 1 July 2001	420 972	31 860	11 518	17 770	497 967	980 087
Exchange rate differences	–	–	11 737	–	–	11 737
Transfer from distributable reserve to non-distributable reserves	–	–	–	3 147	(3 147)	–
Net profit for year	–	–	–	–	343 978	343 978
Dividend distributed	–	–	–	–	(44 387)	(44 387)
Balance at 30 June 2002	420 972	31 860	23 255	20 917	794 411	1 291 415

	Share capital and premium R'000	Foreign currency translation reserve R'000	Other non-distributable reserves R'000	Fair value reserves R'000	Retained income R'000	Total R'000
Balance at 1 July 2002	420 972	23 255	52 777	–	794 411	1 291 415
Adjustment at 1 July in terms of AC 133 in respect of derivatives	–	–	–	–	(4 666)	(4 666)
Acquisition of treasury shares	(50 178)	–	–	–	–	(50 178)
Proceeds on disposal of treasury shares	11 348	–	–	–	–	11 348
Decrease in market value of listed investments	–	–	–	(41 843)	–	(41 843)
Exchange rate differences	–	(20 414)	–	–	–	(20 414)
Transfer from distributable reserve to non-distributable reserves	–	–	1 104	–	(1 104)	–
Net profit for year	–	–	–	–	7 223	7 223
Dividend distributed	–	–	–	–	(56 306)	(56 306)
Balance at 30 June 2003	382 142	2 841	53 881	(41 843)	739 558	1 136 579

3. ACCOUNTING POLICIES

The consolidated annual financial statements have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice. The consolidated annual financial statements have been prepared on the historical cost basis, with the exception of certain financial instruments being shown at fair value, and incorporate the following principal policies which are, with the exception of the treatment of financial instruments, in all respects consistent with those of the prior years:

3.1 Consolidated annual financial statements

The consolidated annual financial statements include the accounts of the Company and all its subsidiaries. Subsidiaries are entities where the Group, directly or indirectly, has an interest of more than half of the voting rights or otherwise has power to govern the financial and operating policies. All inter-group balances, transactions and unrealised profits were eliminated.

Goodwill is the excess of cost over net asset value at the date of acquisition of interests in subsidiaries. Goodwill is accounted for in the balance sheet and amortised using the straight-line method over its estimated useful life, not exceeding 20 years. The carrying value of goodwill is reviewed annually and written-down in respect of a permanent impairment if deemed necessary.

3.2 Foreign currency

Amounts in foreign currency, resulting from trading, are converted to rand at the spot rate prevailing at the date of the transaction. Balance sheet items are converted at the exchange rates ruling at year-end. Exchange rate differences which occur at settlement or conversion are fully accounted for in the income statement in the period in which they occurred.

3.3 Foreign subsidiaries

Assets and liabilities of foreign subsidiaries, classified as foreign entities, are converted to rand at the exchange rates ruling at year-end, whereas their income statement and cash flow statement items are converted to rand at weighted average rates of exchange during the financial year. Differences arising on conversion are taken directly to non-distributable reserves. Net debits are however written-off in the year in which they occur.

In respect of assets and liabilities of foreign subsidiaries classified as integrated foreign operations, monetary items are converted to rand at the exchange rates ruling at year-end, whereas non-monetary items are converted to rand at historical rates of exchange. Income statements and cash flow statements are converted to rand at weighted average rates of exchange during the financial year. Differences arising on conversion are fully accounted for in the income statement in the period in which they occurred.

3.4 Financial instruments

Statement AC 133: Financial Instruments – Recognition and Measurement, is applied with effect from 1 July 2002 and resulted in the following changes:

- Derivatives, in the form of foreign exchange contracts, are classified as held for trading and recognised at their net fair value. The fair value is determined by the exchange rates ruling at year-end.
- Other investments are classified as available for sale and in terms of the existing policy shown at fair value.
- Inventories purchased in foreign currencies are valued at spot rates, whereas the contracted term rates were applied previously.
- Unrealised profits and losses resulting from changes in the fair value of derivatives are accounted for in the income statement in the period in which they arise, while changes in the value of other investments are set-off directly against reserves. Upon the disposal of available for sale investments, the cumulative fair value adjustments, together with any additional amounts, are disclosed in the income statement as profit and loss on disposal of investments.

In terms of the transitional arrangements of AC 133, figures in respect of previous years are not restated, but the change in value as a result of the remeasurement of derivatives on 1 July 2002 is set-off directly against reserves.

Financial instruments carried on the balance sheet include cash and cash equivalents, other investments, accounts receivable, trade and other payables and short-term loans.

3.5 Property, plant and equipment

Land and buildings are regarded as owner-occupied properties and reflected at cost. Depreciation on buildings is being provided with the purpose of writing-off its value over periods not exceeding 50 years from the date of acquisition. No depreciation is provided on land as it is regarded to have an unlimited life-span.

Machinery, equipment and vehicles are depreciated at rates appropriate to the various classes of assets involved, taking into account the estimated useful life of the individual items.

Improvements to leasehold property are carried at cost and written-off over the period of the lease.

Assets obtained in terms of finance lease agreements are capitalised.

Fixed assets are depreciated over the following periods:

Buildings	25 to 50 years
Machinery	3 to 10 years
Equipment	3 to 10 years
Vehicles	3 to 5 years

3.6 Investments

Investments intended to be held for an indefinite period of time, which may be sold due to circumstances, are classified as available for sale and included in non-current assets unless the intention is to hold the investment for a period of less than 12 months after the balance sheet date. Investments are carried at fair value, with changes in value directly being set off against reserves. In respect of listed investments market value is regarded to be fair value, whereas directors' valuations are regarded to be fair value relating to unlisted investments.

The Company's interest in the ordinary shares of its subsidiary companies is carried at cost. Where such interest is in a foreign currency, the cost is converted to rand at the historical rate of exchange.

3.7 Deferred taxation

Deferred taxation is provided at prevailing rates on the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying values in the balance sheet.

Provisions for taxes which could arise on the remittance of retained earnings, principally relating to subsidiaries, are only made where there is a current intention to remit such earnings.

The principal temporary differences arise from unrealised profits, depreciation on fixed assets, provisions and tax losses carried forward. Deferred tax assets relating to the carry forward of unused tax losses are recognised to the extent that it is probable that future taxable income will be sufficient to recoup the deferred tax assets.

3.8 Inventories

Inventories are valued at the lower of cost or net realisable value. Cost for the Group is determined on the following bases:

- *Raw material*

  The lower of a predetermined standard cost or actual cost..

- *Work in progress*

  Direct costs which include raw material, direct labour and attributable production overheads.

- *Merchandise*

  Manufactured in the Group's factories: Direct costs which include raw material, direct labour and attributable production overheads.

  Purchased from other suppliers: Average cost calculated in accordance with the retail method less an adjustment for obsolete and slow-moving inventories.

- *Goods in transit*

  Invoice value of raw material and merchandise not yet received.

- *Consumable goods*

  Actual cost.

The basis of determining cost by some of the non-South African subsidiaries is the last-in, first-out (LIFO) method, but is adjusted for the Group to the abovementioned basis of valuation. The Group's interest in the profit after taxation, resulting from the adjustment originating outside South Africa, is transferred to non-distributable reserves.

3.9 Cash and cash equivalents

Actual bank balances are reflected. Outstanding cheques are included in trade and other payables and outstanding deposits in cash and cash equivalents.

3.10 Pepkor's Share capital

Pepkor Ordinary Shares and the Pepkor Preference Shares are both classified as share capital.

Where companies in the Group purchase the Company's share capital, the consideration paid is deducted from shareholders' equity as treasury shares until they are cancelled. Where such shares are subsequently sold, any consideration received is included in shareholders' equity.

3.11 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made.

3.12 Revenue recognition

Turnover is recognised at the delivery of products and client acceptance, net of value-added tax, after elimination of inter-Group sales.

3.13 Leases

Leases where the lessor effectively retains all the risks and rewards of ownership are classified as operating leases. Payments made under operating leases are charged to the income statement over the period of the lease.

4. NOTES TO THE ANNUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED 30 JUNE

		Audited at 30 June			Pro forma
		2003 R'000	2002 R'000	2001 R'000	2000 R'000
4.1	**Property, plant and equipment**				
4.1.1	Owned assets				
4.1.1.1	Machinery, equipment and vehicles				
	Cost	1 053 155	916 954	746 851	736 930
	Aggregate depreciation	621 839	537 077	459 706	382 235
		431 316	379 877	287 145	354 695
4.1.1.2	Land and buildings				
	Cost	131 551	113 299	106 157	51 841
	Aggregate depreciation	8 251	6 684	4 593	3 791
		123 300	106 615	101 564	48 050
	A register containing details is available for inspection at the registered office of the Company.				
4.1.1.3	Total	554 616	486 492	388 709	402 745
4.1.2	Leased assets				
4.1.2.1	Machinery, equipment and vehicles				
	Cost	1 647	–	–	–
	Aggregate depreciation	96	–	–	–
		1 551	–	–	–
4.1.2.2	Improvements to leasehold property				
	Cost	7 322	533	621	731
	Amounts written-off	3 355	522	566	606
		3 967	11	55	125
4.1.2.3	Total	5 518	11	55	125
4.1.3	Total property, plant and equipment	560 134	486 503	388 764	402 870

		Machinery, equipment, and vehicles R'000	Improvements to leasehold property R'000	Land and buildings R'000
4.1.4	Reconciliation of book value:			
	Book value at beginning	379 877	11	106 615
	Additions	199 747	4 329	24 961
	Disposals and scrapings	(11 842)	–	–
	Depreciation	(119 371)	(373)	(3 502)
	Exchange rate differences	(15 544)	–	(4 774)
	Book value at end	432 867	3 967	123 300

		Audited at 30 June			
		2003 R'000	2002 R'000	2001 R'000	Pro forma 2000 R'000
4.2	**Goodwill**				
4.2.1	*Consisting of:*				
	Cost	99 638	99 622	19 674	–
	Aggregate amortisation	9 700	3 022	801	–
		89 938	96 600	18 873	–
4.2.2	Reconciliation of book value:				
	Book value at beginning of year	96 600	18 873	–	–
	Additions	16	79 948	19 674	–
	Amortisation	(6 678)	(2 221)	(801)	–
	Book value at end of year	89 938	96 600	18 873	–
4.3	**Other investments**				
	Amounts owing by share incentive trusts	19 006	12 504	9 044	70 798
	Listed investments at market value	272 036	292 217	3 720	22 274
	Unlisted investments at directors' valuation	487	7 444	40 697	82 667
	Staff and other loans	21 531	11 174	6 379	4 198
		313 060	323 339	59 840	179 937
4.4	**Deferred taxation**				
4.4.1	Deferred taxation asset				
	Consisting of:				
	Tax losses carried forward	7 164	5 459	18 705	50 347
	Provisions and other current liabilities	69 228	45 742	30 216	28 046
	Other current assets	(1 026)	(2 417)	(1 570)	(1 774)
		75 366	48 784	47 351	76 619
4.4.2	Deferred taxation liability				
	Consisting of:				
	Property, plant and equipment	3 177	2 541	2 598	8 929
	LIFO reserves	7 241	6 646	4 952	4 231
	Unrealised profit	104 562	9 247	–	–
	Other current assets	2 011	75	7 336	12 112
	Provisions and other current liabilities	–	(318)	(22)	(175)
	Tax losses applied in reduction of provisions for deferred taxation	(1 134)	(1 002)	(696)	(18 280)
		115 857	17 189	14 168	6 817
4.4.3	Reconciliation of deferred taxation:				
	Net asset at beginning of year	31 595	33 183	69 802	171
	Charged to income statement	(70 080)	(1 588)	(36 619)	66 433
	Charged directly to reserves	(2 006)	–	–	–
	Disposal of operation	–	–	–	3 198
	Net (liability)/asset at end of year	(40 491)	31 595	33 183	69 802

	Audited at 30 June			Pro forma
	2003 R'000	2002 R'000	2001 R'000	2000 R'000
4.5 Inventories				
4.5.1 *Consisting of:*				
Raw material	22 236	25 128	19 951	23 272
Work in progress	9 865	8 155	5 500	7 865
Merchandise	1 360 346	1 096 338	1 217 515	1 123 191
Trading inventories	1 392 447	1 129 621	1 242 966	1 154 328
Goods in transit	148 910	114 278	62 942	129 209
Consumable goods	195	275	258	239
	1 541 552	1 244 174	1 306 166	1 283 776
4.5.2 The following amounts have been included at net realisable value:				
Raw material	–	1 251	1 042	929
Merchandise	6 026	7 339	7 530	34 078
	6 026	8 590	8 572	35 007
4.6 Accounts receivable				
Trade accounts, less provision for doubtful debts	23 837	19 470	16 341	40 249
Other debtors and debit balances, including payments in advance	68 280	75 173	40 244	147 298
	92 117	94 643	56 585	187 547
4.7 Ordinary share capital				
4.7.1 *Authorised*				
300 000 000 Ordinary shares of 5 cents each	15 000	15 000	15 000	15 000
4.7.2 *Issued*				
4.7.2.1 Company: 221 936 384 Ordinary shares of 5 cents each				
4.7.2.2 Group: 213 868 796 (2002: 221 936 384 (2001: 221 936 384 and (2000: 221 936 384 Ordinary shares of 5 cents each	10 693	11 097	11 097	11 097

Treasury shares held by subsidiaries are eliminated on consolidation.

4.7.3 A maximum number of 759 670 shares in the authorised share capital of the Company is reserved for issue to participants to the Ackermans Limited Share Incentive Trust and the Pep Limited Share Incentive Trust at the following dates: On demand: 241 670 shares.

- 31 August 2003: 259 000 shares; and
- 31 August 2004: 259 000 shares.

From the above shares an issue price of R6.38 per share applies to 259 000 shares, whereas the issue price in respect of the remaining 500 670 shares amounts to R3.00 per share.

A maximum number of 102 000 shares in the authorised share capital of the Company is reserved for issue to participants to the Pep Limited Share Incentive Trust in equal parts on 3 December 2004, 3 December 2005 and 3 December 2006 at an issue price of R4.60 per share.

4.7.4 The unissued share capital is under the control of the directors who may issue or repurchase it on such terms and conditions as they in their discretion deem fit.

	Audited at 30 June			Pro forma
	2003 R'000	2002 R'000	2001 R'000	2000 R'000
4.8 Ordinary share premium				
Share premium at beginning of year	409 875	409 875	409 875	409 875
Reduction at the acquisition of treasury shares	(49 674)	–	–	–
Proceeds on disposal of treasury shares	11 248	–	–	–
	371 449	409 875	409 875	409 875
4.9 Reserves				
4.9.1 Non-distributable reserves	56 722	76 032	61 148	56 723
Reserve on acquisition of subsidiary	415	415	415	415
Profit on share issue of subsidiaries	31 860	31 860	31 860	31 860
LIFO reserve in respect of non-South African subsidiaries	14 642	13 538	10 391	9 053
Foreign currency translation reserve	2 841	23 255	11 518	8 431
Capital redemption reserve fund	526	526	526	526
Other	6 438	6 438	6 438	6 438
4.9.2 Distributable reserves	697 715	794 411	497 967	684 588
Retained income	739 558	794 411	497 967	684 588
Fair value reserve	(41 843)	–	–	–
	754 437	870 443	559 115	741 311
4.10 Preference share capital				
4.10.1 Authorised				
120 000 000 non-convertible, non-participating non-transferable redeemable no par value preference shares	–	–	–	–
250 variable rate redeemable cumulative preference shares of 1 cent each	–	–	–	3
4.10.2 Issued				
91 920 930 non-convertible, non-participating non-transferable redeemable no par value preference shares	92	92	92	–

4.10.3 The preference shares are not convertible into shares of any other class, are not entitled to participate in any profits of the Company and no dividends may be declared or paid in respect of them. The holder of these shares is entitled to be present at any meeting of the Company and is entitled on a poll to one vote in respect of every share held.

The preference shares are redeemable in relation to the extent which the shareholder disposes of his interest in ordinary shares in the Company. All issued preference shares are fully redeemable should the shareholders' interest in ordinary shares become less than 10% of the entire issued share capital of the Company.

4.10.4 The unissued share capital is under the control of the directors who may issue it on pre-determined terms under certain circumstances. Full particulars are available for inspection at the registered office of the Company.

	Audited at 30 June			Pro forma
	2003 R'000	2002 R'000	2001 R'000	2000 R'000
4.11 Long-term loans				
4.11.1 Secured				
Finance lease obligations repayable in equal instalments over periods up to 60 months and interest bearing at rates varying between 15% and 16% (refer 4.11.4)	866	–	–	–
4.11.2 Unsecured				
Repayable in half-yearly instalments until 2004 and interest bearing at 15,6%	1 202	4 192	9 893	14 797
Other	–	8 686	34 054	55 785
Repayable in half-yearly instalments until 2002 and interest bearing at 15,5%	–	–	25 073	48 428
Other	–	–	–	12 370
	1 202	12 878	69 020	131 380
4.11.3 Total				
Secured	866	–	–	–
Unsecured	1 202	12 878	69 020	131 380
Redemptions within 12 months transferred to short-term loans (refer 4.14)	(1 775)	(11 676)	(56 143)	(62 359)
	293	1 202	12 877	69 021
4.11.4 Secured by finance lease agreements in respect of machinery, equipment and vehicles with a book value of	1 457	–	–	–
4.12 Other non-current liabilities				
4.12.1 Provision for post-retirement medical benefits				
Balance at beginning of year	44 611	40 033	39 899	39 031
Raised during year	5 564	4 938	1 410	1 981
Utilised during year	(331)	(360)	(1 276)	(1 113)
	49 844	44 611	40 033	39 899
4.12.2 Other				
Balance at beginning of year	–	–	–	–
Obtained with acquisition of operations	16 275	–	–	–
Utilised during year	(1 800)	–	–	–
	14 475	–	–	–
4.12.3 Total				
Balance at beginning of year	44 611	40 033	39 899	39 031
Obtained with acquisition of operations	16 275	–	–	–
Raised during year	5 564	4 938	1 410	1 981
Utilised during year	(2 131)	(360)	(1 276)	(1 113)
	64 319	44 611	40 033	39 899

	Audited at 30 June			Pro forma
	2003 R'000	2002 R'000	2001 R'000	2000 R'000
4.13 Trade and other payables				
Trade creditors	642 835	481 412	830 877	718 547
Other creditors and accrued expenses	486 447	472 838	–	–
Leave provision	18 189	13 245	12 023	11 493
Balance at beginning of year	13 245	12 023	11 493	9 520
Raised during year	8 333	3 839	4 313	5 267
Utilised during year	(3 389)	(2 617)	(3 783)	(3 294)
Taxation payable	141 206	112 618	11 577	9 156
	1 288 677	1 080 113	854 477	739 196
4.14 Short-term loans				
Short-term portion of long-term loans (refer 4.11)	1 775	11 676	56 143	62 359
Other	–	46 587	10 567	30 827
	1 775	58 263	66 710	93 186
4.15 Operating profit				
4.15.1 Determined after taking into account the following expenditure:				
Depreciation of property, plant and equipment	123 246	110 163	91 000	107 978
Operating lease – buildings	469 318	438 153	352 115	356 829
Lease payments	466 084	436 933	353 158	358 122
Sub-lease payments	(946)	(1 275)	(1 512)	(1 987)
Contingent rents	4 180	2 495	469	694
Staff costs	1 044 528	904 883	728 926	781 701
Salaries, wages and service benefits	984 906	853 293	691 443	738 041
Retirement benefit contributions	54 058	46 652	36 073	41 679
Provision for post-retirement medical benefits	5 564	4 938	1 410	1 981
Foreign exchange loss/(profits)	154 711	(76 445)	10 547	9 265
Auditors' remuneration	5 915	4 072	2 985	4 176
Audit fees – for this year	4 015	3 113	2 227	3 215
– under/(over) provided in the previous year	631	(158)	100	11
Fees for other services	1 269	1 117	658	950
Fees paid for outside services	37 061	26 824	18 177	15 617
Administrative	30 949	23 527	16 098	12 268
Technical	5 859	2 841	1 674	3 000
Secretarial	253	456	405	349
Loss on sale and scrapping of property, plant and equipment	1 342	2 948	965	–

4.15.2 Directors' remuneration

	Fees R'000	Management company fees R'000	2003 Total R'000	2002 Total R'000
Non-executive directors				
D H Anderson	50	–	50	–
J W Basson	30	–	30	2
J J Fouche	38	304	342	448
T R Hlongwane	30	–	30	20
E Links	30	–	30	20
C Moore	30	–	30	2
C Stassen	30	–	30	–
J J Visser	–	–	–	2
C H Wiese	45	967	1 012	885
	283	1 271	1 554	1 379

	Fees R'000	Basic remuneration R'000	Incentive bonuses R'000	Other allowances R'000	2003 Total R'000	2002 Total R'000
Executive directors						
J H du Toit	2	714	379	15	1 110	609
P J Erasmus	2	1 420	1 783	46	3 251	1 274
A C Labuschaigne	2	1 420	1 654	–	3 076	3 129
C Stassen	–	–	–	–	–	832
D J Venter	–	–	–	–	–	854
	6	3 554	3 816	61	7 437	6 698

	Audited at 30 June			
	2003 R'000	2002 R'000	2001 R'000	Pro forma 2000 R'000
4.16 Investment income				
Interest received	28 978	26 804	82 781	85 135
Dividends – unlisted investments	38	497	8 348	8 395
– listed investments	9 820	7 715	–	23
	38 836	35 016	91 129	93 553
4.17 Exceptional items				
Amount written-off and net loss on disposal of investments	–	(1 973)	(17 744)	(116 849)
Provision for loss in respect of loans to share incentive trusts written-back	2 661	88 991	(333 354)	(3 110)
Loss at discontinued operations	(12 761)	–	–	–
Liquidation distribution repaid	(91 328)	–	88 626	–
Impairment write-off on land and buildings	–	(16 571)	–	–
Profit on disposal of fixed assets	–	–	9 699	55 613
Provision against interest in subsidiaries				
Other	109	1 486	(113)	(8 935)
	(101 319)	71 933	(252 886)	(73 281)
Taxation – deferred	–	(435)	–	1 074
Outside shareholders' interest	–	–	–	(366)
	(101 319)	71 498	(252 886)	(72 573)

	Audited at 30 June			
	2003 R'000	2002 R'000	2001 R'000	Pro forma 2000 R'000
4.18 Taxation				
4.18.1 Resulting from:				
Normal activities	140 973	142 960	46 371	(30 168)
Exceptional items	–	435	–	(1 074)
	140 973	143 395	46 371	(31 242)
4.18.2 Classification:				
South African normal taxation	114 311	109 564	28 376	(40 192)
Foreign taxation	26 662	33 831	17 995	8 950
	140 973	143 395	46 371	(31 242)
4.18.3 *Consisting of:*				
Current taxation	69 869	114 287	17 321	29 703
Prior year taxation	734	23 123	(10 460)	(1 755)
Non-resident shareholders' tax	290	123	1 022	422
Secondary Tax on Companies ("STC")	–	4 274	1 869	6 821
Deferred taxation	70 080	1 588	36 619	(66 433)
	140 973	143 395	46 371	(31 242)
4.18.4 Reconciliation of tax rate	**(%)**	**(%)**	**(%)**	**(%)**
South African normal tax rate	30,0	30,0	30,0	30,0
Net adjustment	60,0	(1,2)	(83,8)	(46,1)
Exceptional items	20,7	(4,1)	(89,1)	10,8
Exempt income/non-deductible expenses	29,9	(2,6)	13,2	(26,3)
Creation of tax losses	5,5	0,2	(12,9)	13,2
Utilisation of tax losses	–	(0,5)	3,7	(45,3)
Tax rate adjustment	(0,1)	(0,1)	(2,1)	0,4
STC	–	1,5	(2,2)	3,5
Prior year taxation	0,5	4,6	7,8	(1,4)
Non-resident shareholders' tax	0,2	0,1	(3,4)	0,1
Other adjustments	3,3	(0,3)	1,2	(1,1)
Effective tax rate	90,0	28,8	(53,8)	(16,1)
	R'000	**R'000**	**R'000**	**R'000**
4.18.5 Calculated tax losses at year-end	101 352	75 330	119 742	197 954
Applied in the provision for deferred taxation	24 812	54 503	105 410	189 586
Net calculated tax losses	76 540	20 827	14 332	8 368
The utilisation of the tax relief calculated at	22 962	6 248	4 300	2 510
Current tax rates on the net calculated tax losses is dependent on sufficient future taxable income in the companies concerned.				
The utilisation of the net calculated tax losses is uncertain due to insufficient taxable income in the foreseeable future.				
4.18.6 Credits in respect of STC at year-end	2 029	336	2 219	2 328
The utilisation of the STC relief calculated at current rates is dependent on the future distribution of dividends in the companies concerned	254	42	277	291

The distribution of dividends from reserves will result in STC at 12,5%. No provision for STC on dividends from reserves is made as it is not envisaged that dividends will be declared from these reserves.

4.18.7 No provision for taxation is made on distributable reserves of foreign subsidiaries, as it is not envisaged that dividends will be declared from these reserves in the foreseeable future. The declaration of dividends from these reserves might result in a tax charge of R116 million.

4.19 Earnings per share

4.19.1 Earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year, excluding the ordinary shares purchased by the group and held as treasury shares (refer 4.7).

	Audited at 30 June			**Pro forma**
	2003 R'000	**2002 R'000**	**2001 R'000**	**2000 R'000**
4.19.2 Before exceptional items:				
Based on net profit of	115 220	274 701	113 874	278 384
and the weighted average number of shares in issue of ('000)	215 129	221 936	221 936	221 936
4.19.3 Before exceptional items (excluding finance exchange rate difference):				
Based on net profit of	224 649	154 663	86 197	231 262
and the weighted average number of shares in issue of ('000)	215 129	221 936	221 936	221 936
4.19.4 After exceptional items:				
Based on the net profit of	7 223	343 978	(139 813)	205 811
and the weighted average number of shares in issue of ('000)	215 129	221 936	221 936	221 936
4.19.5 Headline earnings				
Based on headline earnings of	116 110	276 811	114 711	279 931
Net profit	7 223	343 978	(139 813)	205 811
Attributable exceptional items (refer 4.17)	101 319	(71 498)	252 886	72 573
Amortisation of goodwill	6 678	2 221	801	–
Loss on sale and scrapping of property, plant and equipment after taxation and minority interest	890	2 110	837	1 547
and the weighted average number of shares in issue of ('000)	215 129	221 936	221 936	221 936

4.20 Dividends paid

	2003	2002	2001	2000
1999 Final: 10 cents per share paid on 23 September 1999	–	–	–	22 194
2000 Interim: 50 cents per share paid on 24 March 2000	–	–	–	110 968
2000 Final: 30 cents per share paid on 29 September 2000	–	–	66 581	–
2001 Interim: 9 cents per share paid on 23 March 2001	–	–	19 974	–
2001 Final: 9 cents per share paid on 25 September 2001	–	19 974	–	–
2002 Interim: 11 cents per share paid on 25 March 2002	–	24 413	–	–
2002 Final: 13 cents per share paid on 30 September 2002	28 852	–	–	–
2003 Interim: 13 cents per share paid on 31 March 2003	27 454	–	–	–
	56 306	44 387	86 555	133 162

The 2003 final dividend of 21 cents per share, in the amount of R46,607 million, is payable on 29 September 2003. This dividend payable is not reflected in the annual financial statements, but will be accounted for as an application of shareholders' funds in the year ending 30 June 2004.

	Audited at 30 June			
				Pro forma
	2003 R'000	2002 R'000	2001 R'000	2000 R'000
4.21 Cash flow information				
4.21.1 Non-cash items				
Depreciation	123 246	110 163	91 000	–
Loss on sale and scrapping of property, plant and equipment	1 342	2 948	965	–
Foreign currency translation differences	(96)	(32 259)	3 087	–
	124 492	80 852	95 052	–
4.21.2 (Increase)/Decrease in working capital				
Inventories	(288 189)	61 992	(22 390)	–
Accounts receivable	2 526	(38 058)	41 751	–
Other non-current liabilities	3 433	4 578	134	–
Creditors, accrued expenses and provisions	172 990	250 301	(60 901)	–
	(109 240)	278 813	(41 406)	–
4.21.3 Taxation paid				
Taxation per income statement	(140 973)	(143 395)	(46 371)	–
Increase in taxation payable	28 588	101 041	2 421	–
Change in deferred taxation	70 080	1 588	36 619	–
	(42 305)	(40 766)	(7 331)	–
4.21.4 Investment activities				
Acquisition of property, plant and equipment	(210 107)	(191 742)	(122 833)	–
Proceeds on disposal of property, plant and equipment	10 500	8 317	109 406	–
(Increase)/Decrease in amounts owing by subsidiaries:				
Acquisition of further interests in existing subsidiaries	(16)	(6 447)	(27 826)	–
Acquisition of listed investments	(20 296)	(512 287)	–	–
(Increase)/Decrease in amounts owing by share incentive trusts	(3 841)	134 070	(97 839)	–
Increase in staff and other loans	(10 357)	(4 795)	–	–
Liquidation distribution repaid	(91 328)	–	88 626	–
Cost at acquisition of operations (refer 4.21.5)	(10 659)	–	–	–
Proceeds on disposal of operations	–	–	89 211	–
Other investment activities	1 203	4 034	(16 077)	–
	(334 901)	(568 850)	22 668	–
4.21.5 Analysis of cost at acquisition of operations				
Property, plant and equipment	(18 930)	–	–	–
Inventories	(9 189)	–	–	–
Long-term loans	866	–	–	–
Other non-current liabilities	16 275	–	–	–
Trade and other payables	319	–	–	–
	(10 659)	–	–	–
4.22 Contingent liabilities				
4.22.1 Guarantees issued in respect of debt of:				
– Share incentive trusts	25 000	70 000	140 000	186 600
– Other parties	–	9 179	16 355	21 869
	25 000	79 179	156 355	208 469

4.22.2 The company also guarantees the obligations of certain subsidiaries in terms of lease agreements in respect of land and buildings.

	Audited at 30 June			
				Pro forma
	2003	2002	2001	2000
	R'000	R'000	R'000	R'000
4.23 Capital commitments				
Contracted for	5 816	8 521	22 969	60 298
Not contracted for	319 547	50 816	139 935	120 118
	325 363	59 337	162 904	180 416
The above commitments are in respect of the 12 months after the accounting date. Funds to meet this expenditure will be provided from the Company and Group's own resources and by borrowings.				
4.24 Operating leases				
4.24.1 The Group's minimum commitments in respect of operating leases are as follows:				
Payable within one year	468 291	424 469	340 117	–
Payable thereafter, but within five years	866 729	859 459	741 554	–
Payable after five years	139 508	151 162	118 726	–
	1 474 528	1 435 090	1 200 397	–
4.24.2 Total future sub-lease payments	3 997	1 534	8 026	–

4.24.3 Lease agreements are entered into over periods ranging from one year to 10 years.

4.25 Borrowing powers

In terms of the articles of association of the Company, the borrowing powers of Pepkor Limited are unlimited.

4.26 Financial risk management

The Group's activities expose it to a variety of financial risks, including the effects of changes in equity market prices, foreign currency exchange rates and interest rates. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The operating businesses use derivative financial instruments such as foreign exchange contracts to hedge certain exposures relating to trade and other payables denominated in foreign currencies.

Risk management policies are approved by the board of directors.

4.26.1 Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the US dollar, pound sterling, euro and the Australian dollar. South African entitles in the Group use forward contracts to hedge their exposure to foreign currency risk in respect of foreign liabilities. It is the policy of the Group not to take out forward cover in respect of foreign monetary assets.

Foreign exchange contracts are not used for speculative purposes. There were no uncovered currency exposures in respect of foreign liabilities at 30 June 2003. At year-end the Group had unutilised forward foreign exchange contracts in the amount of R45,8 million (US$6,1 million) expiring between 11 July 2003 and 3 October 2003.

The Company has an investment in a foreign subsidiary, whose net assets are exposed to currency translation risk. Currency exposure to the assets of the Group's subsidiaries in Australia is managed primarily through borrowings in Australian dollars.

Rand-denominated debt is used abroad to fund the Group's foreign assets. The strengthening of the rand during the period under review resulted in an unrealised exchange rate loss of R109 million, as compared with an unrealised exchange rate gain of R175 million in the previous financial year, in which the value of the rand depreciated appreciably.

The Group has foreign exchange exposure in respect of net monetary assets denominated in foreign currency. These net monetary assets are held to diversify the currency exposure of the net asset value of the Group. At 30 June 2003 the net monetary assets were made up as follows:

	Net foreign currency amount	Exchange rate	Rand Equivalent
USA dollar	$1,6 million	7,54	R12 million
Pound sterling	£22,0 million	12,48	R274 million
Euro	(1,6 million)	8,63	R14 million

4.26.2 Interest rate risk

The Group's income and operating cash flows are exposed to interest rate risk due to the extent of borrowings and market-related interest rate arrangements, with the exception of debt of R1,2 million, which bears interest at a fixed rate of 15,6% (2002: R4,2 million at 15,6%).

4.26.3 Credit risk

Except for the total exposure represented by the respective balance sheet items, no other exceptional concentration of credit risk has been included. Funds are only invested with financial institutions with acceptable credit ratings. The Group has policies that limit the exposure to any one financial institution.

4.26.4 Liquidity risk

The Group has no risk of illiquidity due to unutilised banking facilities of R493 million (2002: R540 million) and unlimited borrowing powers.

4.26.5 Fair value estimation

The book value of financial instruments approximate the fair values thereof.

4.27 Related parties

Related party relationships exist between the Company, its subsidiaries and the directors of the Company. All inter-Group transactions have been eliminated in the annual financial statements and there are no other material transactions with related parties. Details of the remuneration of the directors and their shareholding, are disclosed elsewhere in the annual financial statements.

4.28 Retirement benefits

4.28.1 Pension funds/Provident funds

The Group provides retirement benefits to more than half of its employees through monthly contributions to various pension and provident funds, which contributions are charged to income.

All South African funds are subject to the Pension Funds Act, 1956, and the pension funds are required to be actuarially valued every three years. Except for three funds to which no new members are admitted, all funds are defined contribution plans.

According to the latest actuarial valuations, the funds are financially sound.

4.28.2 Medical Aid

Although there are no contractual obligations, certain Group companies provide post-retirement medical benefits by funding a portion of the medical aid contributions of pensioners. Full provision for this expense is made with reference to actuarial valuations in respect of future medical contributions.

The main actuarial assumptions used for accounting purposes are as follows:

Medical care inflation: 11,0%.

Discount rate: 12,3%.

4.29 Share incentive schemes

4.29.1 There are four share incentive trusts, where the rules empower the respective trustees to acquire shares in Pepkor Limited and to allocate shares and share options. In the case of the Pepkor Limited Share Incentive Trust, the Pep Limited Share Incentive Trust and the Ackermans Limited Share Incentive Trust, the number of shares and share options under the control of the trustees, on a cumulative basis, is limited to 5% of the issued share capital of Pepkor Limited. In the case of the Pep Limited Share Incentive Trust No. 2, a limit of 10% of the issued share capital of the Company applies.

4.29.2 The movements during the accounting period for shares and options were as follows:

	Number of shares/options			
	2003	**2002**	**2001**	**2000**
Balance at beginning of period	12 229 992	12 271 586	7 031 670	5 550 860
Shares obtained with unbundling of Pepkor	–	–	6 839 466	–
Shares acquired	2 000 000	–	1 060 000	–
Share options granted to employees	102 000	–	530 000	281 000
Shares made available to employees	–	–	–	3 135 150
Cancellation of available shares	–	–	(3 135 150)	–
Cancellation of share options	(17 330)	(18 000)	(16 000)	–
Shares released to employees	(561 613)	(21 400)	–	(10 940)
Shares disposed of	(7 651 924)	(2 194)	(38 400)	(1 924 400)
	6 101 125	12 229 992	12 271 586	7 031 670

SEGMENTAL ANALYSIS

PEPKOR LIMITED AND ITS SUBSIDIARIES FOR THE YEARS ENDED 30 JUNE

	Revenue		Operating profit		Depre-ciation		Attributable profit before exceptional items		Total assets		Total liabilities		Capital expenditure and goodwill	
	2003 R'm	2002 R'm	2003 R'm	2002 R'm	2003 R'm	2002 R'm	2003 R'm	2002 R'm	2003 R'm	2002 R'm	2003 R'm	2002 R'm	2003 R'm	2002 R'm
Operational analysis:														
Clothing														
Pep	3 693	3 055	302	220	59	49	210	108	1 399	1 308	832	627	103	89
Ackermans	1 475	1 181	123	75	31	28	*	*	589	466	302	441	74	59
Best & Less	1 877	1 830	69	54	32	32	44	40	518	592	408	503	33	85
Financing, investments and head office	–	–	(13)	(13)	1	1	(139)*	127*	706	606	502	86	–	39
	7 045	6 066	481	336	123	110	115	275	3 212	2 972	2 044	1 657	210	272
Geographical analysis:														
South Africa	4 271	3 395	364	240	78	66	51	220	2 590	2 272	1 546	1 082	156	175
Rest of Africa	897	841	48	42	13	12	20	15	104	108	90	72	21	12
Australia	1 877	1 830	69	54	32	32	44	40	518	592	408	503	33	85
Total	7 045	6 066	481	336	123	110	115	275	3 212	2 972	2 044	1 657	210	272

* As these companies have not been capitalised, only combined figures are disclosed.

SEGMENTAL ANALYSIS

PEPKOR LIMITED AND ITS SUBSIDIARIES FOR THE YEARS ENDED 30 JUNE

	Revenue		Operating profit		Depre-ciation		Attributable profit before exceptional items		Total assets		Total liabilities		Capital expenditure and goodwill	
	2001 R'm	2000 R'm	2001 R'm	2000 R'm	2001 R'm	2000 R'm	2001 R'm	2000 R'm	2001 R'm	2000 R'm	2001 R'm	2000 R'm	2001 R'm	2000 R'm
Operational analysis:														
Clothing														
Pep	2 570	2 177	149	117	44	44	88	136	1 415	1 416	701	638	64	–
Ackermans	1 028	869	64	56	24	23	*	*	442	458	449	361	32	–
Best & Less	1 164	1 128	5	38	22	24	(5)	21	344	331	340	310	27	–
Variety														
Stuttafords	–	292	–	26	–	7	–	*	–	89	–	–	–	–
Building materials														
Cashbuild	–	821	–	1	–	10	–	–	–	6	–	–	–	–
Financing, investments and head office	–	–	(18)	(4)	1	–	31*	122*	215	167	(74)	(72)	20	–
	4 762	5 287	200	234	91	108	114	279	2 416	2 467	1 416	1 237	143	
Geographical analysis:														
South Africa	2 847	3 496	148	134	58	75	100	210	1 725	1 809	989	823	99	–
Rest of Africa	751	663	47	62	11	9	19	48	347	327	87	104	17	–
Australia	1 164	1 128	5	38	22	24	(5)	21	344	331	340	310	27	–
	4 762	5 287	200	234	91	108	114	279	2 416	2 467	1 416	1 237	143	–

* As these companies have not been capitalised, only combined figures are disclosed.

Trading history of Pepkor Ordinary Shares listed on the JSE

Set out below are the high, low and closing prices of the Pepkor Ordinary Shares and the aggregate volumes and values of the Pepkor Ordinary Shares traded on the JSE for the following periods:

- Quarterly from June 2000 to September 2002;
- Monthly from November 2002 to September 2003; and
- Daily from 1 October to the Last Practicable Date.

		High (cents)	Low (cents)	Closing price (cents)	Volume	Value (R)
Quarterly						
2000	September*	3 040	2 700	2 770	7 945 826	426 594 254
	December*	2 770	280	300	37 506 336	239 380 601
2001	March	400	200	250	25 292 082	78 211 564
	June	345	205	286	55 970 200	166 363 294
	September	471	285	470	31 821 575	121 583 077
	December	470	390	450	23 223 089	103 686 405
2002	March	450	350	350	19 868 809	74 914 303
	June	420	320	400	29 339 120	106 988 981
	September	515	390	475	18 124 221	78 365 062
Monthly						
2002	November	640	520	561	2 495 578	13 827 906
	December	580	500	535	1 845 693	10 435 757
2003	January	543	495	500	1 977 023	10 172 056
	February	500	455	480	3 267 535	15 668 095
	March	500	440	470	1 873 665	9 008 144
	April	525	470	503	3 236 917	16 273 457
	May	530	480	530	6 069 156	30 234 763
	June	600	530	590	5 360 392	30 136 801
	July	680	590	660	4 753 574	29 746 350
	August	750	650	741	4 438 822	31 704 714
	September	830	745	800	3 735 189	29 499 523
Daily						
2003	1 October	826	810	826	216 700	1 773 575
	2 October	860	830	860	283 338	2 398 698
	3 October	870	860	865	178 809	1 545 983
	6 October	865	865	865	126 200	1 091 631
	7 October	860	855	869	22 738	195 277
	8 October	865	860	865	59 800	515 115
	9 October	890	865	890	112 356	995 182
	10 October	890	890	890	14 300	127 270
	13 October	890	890	890	518 678	4 616 234
	14 October	890	880	880	160 476	1 422 829
	15 October	875	875	875	77 675	679 656
	16 October	860	855	855	14 800	126 895
	17 October	861	841	860	156 059	1 336 142
	20 October	860	860	860	198 000	1 702 800
	21 October	855	855	855	2 700	23 085
	22 October	855	850	850	314 300	2 685 103
	23 October	980	840	980	560 990	5 010 784
	24 October	990	970	980	1 297 600	12 685 887
	27 October	1 000	990	995	1 569 219	15 621 074
	28 October	1 000	989	990	2 007 152	19 896 745
	29 October	994	987	990	2 198 690	21 777 394
	30 October	995	985	990	379 410	3 759 374
	31 October	990	975	981	2 192 877	21 617 353

		High (cents)	Low (cents)	Closing price (cents)	Volume	Value (R)
Daily						
2003	3 November	990	977	983	863 701	8 456 782
	4 November	980	978	980	550 750	5 397 197
	5 November	980	975	975	1 485 730	14 491 929
	6 November	975	971	972	137 991	1 343 766
	7 November	975	970	972	167 700	1 634 830
	10 November	975	973	975	89 000	867 650
	11 November	990	975	985	1 840 271	17 965 054
	12 November	1 035	999	1 020	397 680	4 022 710
	13 November	1 025	1 010	1 010	6 334 717	63 997 862
	14 November	1 020	1 000	1 020	1 103 849	11 046 890
	17 November	1 020	1 010	1 019	254 840	2 575 969
	18 November	1 012	1 011	1 011	30 000	303 310
	19 November	1 015	1 000	1 005	5 068 518	50 954 342
	20 November	1 005	1 005	1 005	12 900	129 645
	21 November	1 005	1 005	1 005	196 300	1 972 815

Note:

*With effect from 4 November 2000, Pepkor unbundled its interests in Shoprite Holdings Limited and Tradehold Limited to its shareholders.

Information relating to Castellina

1. BACKGROUND

Castellina is a newly established private company which has been incorporated solely for the purpose of acquiring the entire issued share capital of Pepkor, except for the Treasury Shares. At the date of this Document, Castellina is wholly-owned by SAPET.

2. PUBLIC, UNLISTED COMPANY

Castellina will be converted from a private to a public company to enable Pepkor Ordinary Shareholders to elect the Reinvestment Alternative, but will be an unlisted company.

3. FUTURE SHAREHOLDING

3.1 On implementation of the Scheme, the shareholders of Castellina will comprise the Pepkor Ordinary Shareholders who elect the Reinvestment Alternative, the Preference Shareholder and the Underwriters. The relationship between and amongst shareholders, and between shareholders and Castellina, will be governed by the terms of the Shareholders Agreement.

3.2 In addition, the Underwriters have agreed to warehouse between 7,5% and 10% of the entire issued share capital of Castellina for a black economic empowerment partner/s, provided that, after transferring such shares to the black empowerment partners, the Underwriters will hold at least 30% of the entire issued share capital of Castellina.

3.3 Castellina will create an executive share incentive scheme, in terms of which Castellina will allot and issue up to 15 360 000 new Castellina Ordinary Shares to a new executive share incentive trust (refer to 10 on page 22 of this Document).

3.4 On implementation of the Scheme, Castellina will become the holder of the entire issued share capital in Pepkor, except for the Treasury Shares, which will continue to be held by subsidiaries of Pepkor.

4. PRO FORMA CONSOLIDATED NET ASSET STATEMENT

A pro forma consolidated net asset statement, illustrating the financial position of Castellina, before and after the implementation of the Scheme, is included as Supplementary Information: Annexure 5. An independent reporting accountant's report on the pro forma consolidated net asset statement is included as Supplementary Information: Annexure 6.

5. PROSPECTS

5.1 The Group is trading in line with the Pepkor Board's expectations, as indicated in the latest communication with the investor community at the Company's annual general meeting held on 28 October 2003. Pep Stores and Ackermans are achieving their internal targets and showing real growth. However the stronger than expected South African rand is causing uncertainty about the revenue growth anticipated for the Christmas period, as unit sales need to increase significantly during this period in order to achieve this revenue growth. This increase in activity will consume more resources.

5.2 The success of the turnaround activities at Fashion Africa Limited will only be evident after the summer season.

5.3 Best & Less has not met its targets in Australian dollar terms for the current financial year. It continues to operate in a deflationary, highly competitive environment and these factors, combined with the strength of the South African rand, could result in profits for the Australian operations being under pressure.

5.4 The Castellina Board believes, that the Scheme will enhance the prospects of the businesses, by:

- facilitating the introduction of a black economic empowerment partner/s;
- providing funds for potential offshore acquisitions;
- allowing Pepkor to restructure its capital structure to be more efficient; and
- eliminating the current control structure.

6 INTENTIONS OF CASTELLINA REGARDING PEPKOR

6.1 Castellina intends to continue to operate the existing businesses of Pepkor without any significant change in their day to day operations and to support the current executive management in capitalising on the opportunities available to Pepkor in the industry.

6.2 Castellina believes that Pepkor has a number of core strengths and capabilities including its:

- significant brand equity;
- substantial market share;
- extensive store network and national presence;
- well developed infrastructure and back-office systems;
- focus on the mass market.

6.3 Castellina intends to utilise these key strengths to capitalise on the opportunities available to Pepkor which Castellina believes includes:

- growing the number and range of store formats;
- increasing market share by leveraging off the Group's brands, store network and distribution capability;
- capitalising on the Group's focus on the mass market;
- making selected acquisitions within the South African market; and
- making appropriate acquisitions and expansion opportunities outside South Africa.

6.4 Castellina, through its association with offshore private equity funds under the management of Brait S.A., provides Pepkor with access to significant offshore capital resources. This capital can be utilised in appropriate acquisitions and expansion opportunities outside South Africa (for example further expansion in Australia, the United Kingdom and Poland) as and when they materialise, enabling Pepkor to capitalise on its retail expertise and realise synergies in best operating practices.

6.5 Pepkor is one of the largest manufacturers of affordable school wear in South Africa a key issue in the affordability of education. In addition the vast majority of Pepkor's target market consists of previously disadvantaged individuals. By facilitating the introduction of a black economic empowerment partner Pepkor's shareholder base will be more closely aligned with that of its customers.

6.6 Following the implementation of the Scheme and once the shareholder structure of Castellina is known, the Castellina Board will be restructured to comply with the terms of the Shareholders Agreement, the salient terms of which are set out in Annexure A to the Scheme.

6.7 Pepkor Ordinary Shareholders should also refer to Annexures B (clause 12) and C (clause 14) to the Scheme on page 94 and page 97, respectively, where reference is made to the effects of a possible, future restructuring of Castellina on the Loan Claims.

Fair and reasonable opinion from ACMB

"The Board of Directors
Pepkor Limited
36 Stellenberg Road
Parow Industria
Cape Town
7490

20 November 2003

Dear Sirs

INDEPENDENT ADVICE TO THE DIRECTORS OF PEPKOR LIMITED ("PEPKOR") IN RESPECT OF A SCHEME OF ARRANGEMENT PROPOSED BY CASTELLINA INVESTMENTS (PROPRIETARY) LIMITED ("CASTELLINA") IN TERMS OF SECTION 311 OF THE COMPANIES ACT BETWEEN PEPKOR AND ITS ORDINARY SHAREHOLDERS

The definitions outlined in the Definitions section included in the circular to Pepkor shareholders, to be dated on or about 26 November 2003, have been used *mutatis mutandis* throughout this report.

1. INTRODUCTION

1.1 Pepkor announced in the press on 24 October 2003 that it had been presented with a letter from Castellina setting out its firm intention to:

- make an offer to acquire all the issued ordinary share capital of Pepkor; and
- as a consequence all the issued preference share capital of Pepkor will be redeemed in accordance with their terms,

by way of a scheme of arrangement in terms of section 311 of the Companies Act. On implementation of the scheme, the preference shareholder will receive an amount in respect of the loss of voting rights pursuant to the redemption of the preference shares. Once the scheme has been implemented, Pepkor will be delisted from the JSE Securities Exchange South Africa ("JSE") and will become a subsidiary of Castellina. The scheme is conditional upon the fulfilment of certain suspensive conditions by no later than 30 June 2004.

1.2 In terms of the Securities Regulation Code on Take-overs and Mergers ("SRP Code"), we assume that the offer is an "affected transaction". In terms of Rule 3.1 of the SRP Code, the board of directors of Pepkor is required to obtain appropriate external advice on the offer. We have been appointed to provide you with such advice.

1.3 For ease of reference and for the purposes of this letter, the scheme which is being proposed by Castellina between Pepkor and its shareholders may be summarised as follows:

1.3.1 For every one Pepkor ordinary share held, scheme participants will be entitled to receive, depending on their election:

- the cash consideration, being:
  - R10,00; or
- the reinvestment alternative, being:
  - 0,60885 of a Castellina ordinary share (issued at R1,00 each); and
  - R7,11894 Class "A" Loan Claims against Castellina:
    - unsecured;
    - carry interest at prime rate from time to time plus 2%;
    - subordinated to:
      - the Bridging Loan Claims;
      - senior debt providers of Castellina;
    - only to be repaid from the free cash flows of Castellina; and

- R2,27221 Bridging Loan Claims against Castellina:
  - unsecured;
  - carry interest at prime rate from time to time plus 2%;
  - only to be repaid from the free cash flows of Castellina;
  - if not repaid within six months Castellina:
    - will issue Castellina ordinary shares to the holders of the Bridging Loan Claims so that the holders will have a further 6% of the total issued share capital of Castellina, in which event the Bridging Loan Claims shall continue to remain payable; or
    - will discharge this obligation by transferring ordinary shares of companies listed on the JSE which are owned by Pepkor. To the extent of any shortfall, Castellina will issue a *pro rata* portion of the 6% referred to above.

No dividend will be paid in respect of the Castellina ordinary shares until the Class "A" Loan Claims and the Bridging Loan Claims have been repaid.

Shareholders who fail to elect the reinvestment alternative will receive the cash consideration.

1.3.2 For all the Pepkor non-convertible, non-participating, non-transferable redeemable preference shares held, the preference shareholder, being Fincom (Proprietary) Limited, will be entitled to receive:

- from Castellina R33,3 million. (Pepkor has entered into an arrangement with the preference shareholder in terms of which Castellina will pay R33,3 million in respect of the loss of all rights conferred by the Pepkor preference shares, which loss will result from the redemption of the Pepkor preference shares, as a consequence of the scheme, on the implementation of the scheme. Castellina will discharge its obligations by allotting and issuing 33,3 million Castellina ordinary shares to the preference shareholder);
- from Pepkor, 0,1 cent (i.e. a total of R91 920,93) being the nominal value due on redemption of the Pepkor preference shares, as a consequence of the scheme, and in redemption of the preference shares in terms of Article 120 of Pepkor's articles of association. The preference shareholder has agreed to waive receipt of the payment of R91 920,93;
- the preference shareholder has also agreed to:
  - elect the reinvestment alternative in respect of all the 45 960 462 Pepkor ordinary shares under its control;
  - convert all the Bridging Loan Claims credited to it in terms of the reinvestment alternative into Class "A" Loan Claims;
  - waive, in terms of the SRP ruling, its entitlement to Class "A" Loan Claims to the extent of R33,3 million.

1.4 The attached circular, which is the responsibility of the directors of Pepkor, sets out the terms and conditions of the scheme more fully and Pepkor shareholders are accordingly recommended to consider and understand all the salient details thereof.

2. DEFINITION OF FAIR AND REASONABLE

2.1 An offer is generally considered to be fair and reasonable if it is equal to or greater than the fair value of the shares being acquired. Fairness is primarily based on quantitative issues, whilst reasonableness includes qualitative considerations surrounding the transaction. Even though in certain circumstances the offer may be less than the underlying fair value price, the offer may nevertheless be considered fair and reasonable after considering other significant factors.

2.2 This fair and reasonable opinion does not purport to cater for individual shareholder positions but rather the general body of shareholders.

2.3 Should any shareholder be in doubt he should consult an independent advisor.

3. UNDERLYING ASSETS OF PEPKOR

Pepkor is a listed South African based investment holding company managing retail interests, through operating subsidiaries, in Africa, Australia and Europe. It:

- *is focused in the cash retail value market, and satisfies consumer demand for clothing, footwear and accessories,* textiles and personal goods at affordable prices;
- targets the lower end of the consumer market;
- operates almost 2 100 retail outlets; and
- employs approximately 17 000 people.


Pepkor*
Pep (including) Fashion Africa) 1 462 stores (Southern Africa)
Ackermans (including Hang Ten) 302 stores (Southern Africa)
Best & Less (acquired during 1998) 128 stores (Australia)
Your More Store (including B&J Poland (recently acquired) 217 stores (United Kingdom/Poland)
Other – including, *inter alia*, certain shares in Shoprite Holdings Limited and Tradehold Limited

* Listed on the JSE.

4. SOURCES OF INFORMATION

In the course of our analysis, we have relied upon financial and other information including prospective financial information, obtained from Pepkor's management and from various public, financial and industry sources. Our conclusion is dependent on such information being complete and accurate in all material aspects.

The principal sources of information used and factors considered in formulating our opinion regarding the offer include:

- the terms and conditions of the offer;
- the agreements relating to this offer;
- the rationale for and the pro forma financial effects of the offer;
- discussions with, and information provided to us by, senior management and directors of Pepkor regarding prevailing market and economic conditions and forecasts and budgets;
- share prices and trading volumes of Pepkor's shares on the JSE;
- prevailing economic research outlining market conditions within the South African retail sector in which Pepkor operates;
- Pepkor's competitors and the publicly available information on these entities;
- relevant JSE market indices and financial investment information for certain comparable companies;
- the audited annual financial statements (and management accounts) of Pepkor and its subsidiaries for the financial year ended 30 June 2003;
- budgets and/or forecasts in respect of Pepkor and its subsidiaries for the financial period ending 30 June 2004; and
- publicly available information, such as newspapers, financial publications, stockbroker research and the internet.

5. PROCEDURES PERFORMED

In order to assess the fairness and reasonableness of the terms and conditions of the proposed offer, we have reviewed the attached circular and performed, amongst others, the following procedures:

- considered and evaluated industry background;
- considered and determined an independent value for Pepkor shares by:
  - reviewing Pepkor's historical share price and price earnings ("P/E") movements, and its performance relative to a number of indices on the JSE;
  - reviewing Pepkor's and subsidiary prospects and management's budgets for the financial year ending 30 June 2004 and making adjustments for items of income and/or expenditure of an abnormal or non-recurring nature where considered appropriate;
  - establishing an appropriate P/E and EV/EBITDA multiple for Pepkor after obtaining information on relevant benchmark ratios/multiples;
  - determining a valuation for each of the subsidiaries;
  - reviewing brokers' and press comments relating to Pepkor and the transaction;
  - establishing a suitable value for the voting rights associated with the preference shares after evaluating the trading relationship of the most comparable instruments on the JSE;

- considered the value, as well as liquidity and trading history of the Pepkor counter on the JSE to provide some indication of value, as well as the efficiency and reasonableness of its traded share price;
- considered the financial effects of the offer on shareholders; and
- lastly, we conducted various sensitivity analyses on the above results.

6. OPINION AND SIGNIFICANT FACTORS CONSIDERED

6.1 In respect of the cash consideration of R10,00 per Pepkor ordinary share, we are of the opinion that the offer price is fair and reasonable.

6.2 In respect of the reinvestment alternative, as described in paragraph 1.3.1 above, we are of the opinion that the offer consideration is fair and reasonable after considering the following significant factors:

- Castellina will be an unlisted company whose ordinary shares will not be easily tradable and whose Class A Loan Claims and Bridging Loan Claims will be repaid from the cash flow of Castellina;
- Castellina, in terms of normal private equity transactions will be highly geared in terms of its debt to equity ratio; and
- the ultimate investment decision to accept the reinvestment alternative compared to the cash price of R10,00 will depend upon the individual risk and investment profile of the particular Pepkor shareholder.

6.3 In respect of the payment of R33,3 million for all the preference shares, and after giving cognisance to the SRP ruling in this regard, we are of the opinion that the payment is fair and reasonable.

7. LIMITING CONDITIONS

7.1 We have relied upon and assumed the accuracy and completeness of the information provided in writing or obtained through discussions with the management of Pepkor. While our work has involved an analysis of the annual financial statements and other information provided to us, our engagement does not constitute, nor does it include, an audit conducted in accordance with generally accepted auditing standards. Accordingly, we assume no responsibility and make no representations with respect to the accuracy or completeness of any information provided to us, in respect of Pepkor.

7.2 Where relevant, the budgets of Pepkor relate to future events and are based on assumptions that may or may not remain valid for the whole of the forecast period. Consequently, such information cannot be relied upon to the same extent as that derived from audited financial statements for completed accounting periods. We express no opinion as to how closely the actual future results of Pepkor will correspond to those projected.

7.3 Our opinion is based on the current economic, financial, market and other conditions prevailing as at the date of this opinion and on the information made available to us as at the date hereof. Subsequent developments may affect this opinion, which we are under no obligation to update, revise or re-affirm.

8. INDEPENDENCE AND CONSENT TO PUBLISH

8.1 We have acted as financial advisor to the board of directors of Pepkor in connection with the offer and will receive a fixed fee for the services provided in connection with the preparation of this opinion, which fee is payable upon delivery of this opinion and its in no way linked to a successful outcome of the scheme.

8.2 ABSA Corporate and Merchant Bank is a banker to Pepkor under normal banking terms and conditions. Such interest is of such a kind that does not create a conflict in the issuance of this letter with regard to the offer. ABSA Corporate and Merchant Bank, a division of ABSA Bank Limited, and its holding company ABSA Group Limited, its subsidiary companies and their respective directors may hold shares in Pepkor in the ordinary course of portfolio investments. Such interest is of such a kind that does not create a conflict in the issuance of this letter with regard to the offer.

8.3 This letter and opinion herein contained are provided solely for the benefit of the board of directors of Pepkor in connection with the offer and for the purpose of their consideration of the scheme, and their recommendation thereof to Pepkor shareholders. This letter is not addressed to and may not be relied upon by any third party for any purpose whatsoever. We consent to its inclusion in the explanatory statement and to the references made to it in the explanatory statement in the form and context in which they appear.

Yours faithfully

G D Povey
General Manager
Corporate Finance and Investment Banking

H J E Bulwer
Corporate Finance"

Pro forma consolidated net asset statement of Castellina

The unaudited pro forma consolidated net asset statement of Castellina at 30 June 2003 is set out below. The unaudited pro forma consolidated net asset statement has been prepared for illustrative purposes only to provide information on how the Scheme would have impacted on the financial position of Castellina. Because of its nature, the unaudited pro forma consolidated net asset statement may not give a fair reflection of Castellina's financial position after the implementation of the Scheme.

The unaudited pro forma consolidated net asset statement has been prepared on the assumption that the Scheme was implemented on 30 June 2003.

	Before[1] R'000	Offer[2] R'000	Consolidation Pepkor[8] R'000	Adjustments R'000	After R'000
ASSETS					
Non-current assets	–	2 163 690	1 038 498	(1 136 671)	2 065 517
Property, plant and equipment	–	–	560 134	–	560 134
Goodwill	–	–	89 938	1 027 019[9]	1 116 957
Other investments	–	–	313 060	–	313 060
Deferred taxation	–	–	75 366	–	75 366
Investment in subsidiaries	–	2 163 690[3]	–	(2 163 690)	–
Current assets	*	15 360	2 173 053	–	2,188 413
Inventories	–	–	1 541 552	–	1,541,552
Accounts receivable	–	–	92 117	–	92 117
Cash and cash equivalents	*	15 360[4]	539 384	–	554 744
Total assets	*	2 179 050	3 211 551	(1 136 671)	4 253 930
EQUITY AND LIABILITIES					
Ordinary shareholders' equity	*	153 297	1 136 579	(1 136 579)	153 297
Ordinary share capital	*	15[5]	10 693	(10 693)	15
Ordinary share premium	–	153 282[5]	371 449	(371 449)	153 282
Reserves	–	–	754 437	(754 437)	–
Preference share capital	–	–	92	(92)	–
Minority interest	–	–	30 445	–	30 445
Non-current liabilities	–	2 000 753	180 469	–	2 181 222
Shareholders' loans	–	1 580 753[6]	–	–	1 580 753
Long-term loans	–	420 000[7]	293	–	420 293
Deferred taxation	–	–	115 857	–	115 857
Other non-current liabilities	–	–	64 319	–	64 319
Current liabilities	–	25 000	1 863 966	–	1 888 966
Accounts payable and provisions	–	25 000[3]	1 288 677	–	1 313 677
Short-term loans	–	–	1 775	–	1 775
Bank overdrafts	–	–	573 514	–	573 514
Total equity and liabilities	*	2 179 050	3 211 551	(1 136 671)	4 253 930

*Amounts less than R1 000.

Notes:

1. 100 Castellina Ordinary Shares issued at inception of the company at R1,00 per share.
2. This column shows the effect of the Reinvestment Alterative should all Pepkor Ordinary Shareholders, except for those holding 42 million Pepkor Ordinary Shares, accept this Offer, taking into account the funding structure.

3. The investment in the subsidiary is calculated as follows:

	R
Acquisition of all the Pepkor Ordinary Shares, except for the Treasury Shares, in issue at 30 June 2003	2 138 690 000
Paid to the Preference Shareholder for loss of all rights conferred by the Pepkor Preference Shares	33 300 000
Waiver by the Preference Shareholder of Class "A" Loan Claims which would otherwise have been credited to it by virtue of the Pepkor Ordinary Shares held by it	(33 300 000)
Deal costs capitalised to the purchase price	25 000 000
	2 163 690 000

4. Cash received from the management subscription for cash.

5. Value of the Castellina Ordinary Shares issued in terms of the Reinvestment Alternative, the payment to the Preference Shareholder and the management subscription.

6. The shareholders loans represent the Class "A" Loan Claims and the Bridging Loan Claims that originated as part of the Reinvestment Alternative.

7. Senior debt finance provided by OMSFIN.

8. Extracted from the published audited financial results of Pepkor for the year ended 30 June 2003.

9. The increase in goodwill is calculated as follows:

Investment in subsidiary	2 163 690 000
Net asset value of Pepkor at 30 June 2003	1 136 671 000
	1 027 019 000

An independent reporting accountants' report has been prepared on the unaudited pro forma net asset statement of Castellina, the full text of which is included in Supplementary Information: Annexure 6 to this Document.

Independent reporting accountants' report on the unaudited *pro forma* financial effects of the Scheme on a Pepkor Ordinary Shareholder and on the unaudited pro forma consolidated net asset statement of Castellina

"The Directors
Pepkor Limited
36 Stellenberg Road
Parow Industria
7490

17 November 2003

Gentlemen

REPORT OF THE INDEPENDENT REPORTING ACCOUNTANTS ON THE UNAUDITED *PRO FORMA* FINANCIAL EFFECTS OF THE SCHEME ON A PEPKOR LIMITED ("PEPKOR") ORDINARY SHAREHOLDER AND ON THE *PRO FORMA* CONSOLIDATED NET ASSET STATEMENT OF CASTELLINA INVESTMENTS (PROPRIETARY) LIMITED ("CASTELLINA")

INTRODUCTION

Castellina has presented an Offer to the board of directors of Pepkor in terms of which, by way of a scheme of arrangement ("the Scheme") between Pepkor and its shareholders, and subject to certain suspensive conditions, will acquire the entire issued share capital of Pepkor and, simultaneously, will procure the redemption of all of the issued Preference Shares in the share capital of Pepkor in terms of Section 311 of the Companies Act (Act 61 of 1973, as amended) ("the Act").

We report on the unaudited *pro forma* financial effects of the Scheme and the unaudited *pro forma* net asset statement of Castellina ("the *pro forma* financial information") set out in paragraphs 12.1, 12.2 and Annexure 5 to the scheme document to Pepkor shareholders to be dated on or about Wednesday, 26 November 2003 ("the Document"). The unaudited *pro forma* financial information has been prepared for illustrative purposes only to provide information on how the Scheme would have impacted on a Pepkor ordinary shareholder. Because of their nature, the unaudited *pro forma* financial information may not give a fair reflection of a Pepkor ordinary shareholder's or Castellina's financial position after the completion of the Scheme, nor the effect on future earnings.

At your request, and for purposes of the Document, we present our report on the unaudited *pro forma* financial information in compliance with the JSE Listings Requirements.

RESPONSIBILITIES

The directors of Pepkor are solely responsible for the preparation of the unaudited *pro forma* financial information to which this independent reporting accountants' report relates, and for the financial statements and financial information from which it has been prepared.

It is our responsibility to express an opinion on the unaudited *pro forma* financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma financial information beyond that owed to those to whom those reports were addressed at their dates of issue.

SCOPE OF WORK

Our work, which did not involve any independent examination of any of the underlying financial information, consisted primarily of agreeing the unadjusted financial information to the audited results of Pepkor for the year ended 30 June 2003, considering the evidence supporting the adjustments to the financial information, recalculating the amounts based on the information obtained and discussing the unaudited *pro forma* financial information with the directors of Pepkor.

Because the above procedures do not constitute either an audit or a review made in accordance with statements of South African Auditing Standards, we do not express any assurance on the fair presentation of the unaudited *pro forma* financial information.

Had we performed additional procedures or had we performed an audit or review of the financial information in accordance with statements of South African Auditing Standards, other matters might have come to our attention that would have been reported to you.

OPINION

In our opinion:

- the unaudited *pro forma* financial information has been properly compiled on the basis stated;
- such basis is consistent with the accounting policies of Pepkor; and
- the adjustments are appropriate for the purposes of the unaudited *pro forma* financial information in terms of the scheme and in terms of section 8.30 of the JSE Listings Requirements.

Yours faithfully

PRICEWATERHOUSECOOPERS INC
Chartered accountants (SA)
Registered Accountants and Auditors

Century City"

South African Exchange Control Regulations

The following is a summary of the South African Exchange Control Regulations insofar as they have application to Scheme Participants. In the event of Scheme Participants having any doubts, they should consult their professional advisors without delay.

1. RESIDENTS OF THE COMMON MONETARY AREA

In the case of Certificated Scheme Participants whose registered address in Pepkor's register of shareholders is within the Common Monetary Area and whose Documents of Title are not restrictively endorsed in terms of the South African Exchange Control Regulations, the Scheme Consideration will be posted or electronically transferred, depending on the election, in accordance with 3.5 of the Explanatory Statement, which forms part of this Document.

2. EMIGRANTS FROM THE COMMON MONETARY AREA

2.1 In the case of Scheme Participants who are emigrants from the Common Monetary Area, the Scheme Consideration will:

2.1.1 in the case of Scheme Shares which have not been dematerialised, be forwarded to the authorised dealer in foreign exchange in South Africa controlling such Certificated Scheme Participant's blocked assets in terms of the South African Exchange Control Regulations; or

2.1.2 in the case of Scheme Shares which have been dematerialised, be credited to the account of the Scheme Participant's CSDP, which will arrange for the same to be credited directly to the Scheme Participant's blocked Rand account held by that Scheme Participant's authorised dealer and held to the order of that authorised dealer.

3. ALL OTHER NON-RESIDENTS OF THE COMMON MONETARY AREA

3.1 In the case of Scheme Participants who are non-residents, but who are not emigrants from the Common Monetary Area, whose registered addresses are outside the Common Monetary Area and whose Documents of Title have been restrictively endorsed under South African Exchange Control Regulations, the Scheme Consideration will:

3.1.1 in the case of Scheme Shares which have not been dematerialised, be posted to the registered address of the non-resident concerned, unless written instructions to the contrary are received and an address is provided or electronically transferred, depending on the election; or

3.1.2 in the case of Scheme Shares which have been dematerialised, be credited directly to the bank account nominated for the relevant Scheme Participants, by their duly appointed CSDP. It will be incumbent on the Scheme Participants concerned to instruct the nominated authorised dealer as to the disposal of the amount concerned.

4. INFORMATION NOT PROVIDED

If the information regarding the authorised dealer in terms of this Annexure 7 is not given and no instructions are given as required, the Scheme Consideration will be held by Pepkor for the Certificated Scheme Participants concerned pending receipt of the necessary information or instructions. No interest will be paid on any cash amounts so held.

Salient terms of the OMSFIN Loan Agreement

The OMSFIN Loan Agreement contains, *inter alia*, the following material terms:

1. AD 6: INTEREST AND FEES

6.1 The rate of interest to be charged by OMSFIN shall be the prime rate.

6.2 Interest on the OMSFIN Loan is to be calculated at the end of each month on the daily balance of the amount outstanding and compounded monthly repayable in terms of the repayment terms. The total interest accrued on the loan shall be repayable at the same time as the loan.

6.3 In addition to the interest referred to in 6.2, OMSFIN may charge interest at the rate of 2% above the prime rate, calculated on the daily basis and compounded monthly in respect of any amounts due and payable but unpaid for the period that it remains unpaid.

6.4 As consideration for advisory services rendered by OMSFIN in relation to the transactions giving rise to the loan, Castellina shall pay a fee of R756 000 (exclusive of Value-Added Tax) to OMSFIN. This fee is to be repayable at the same time as the loan under the repayment terms. If the OMSFIN Loan Agreement does not become unconditional, Castellina shall pay a base fee of R150 000 (exclusive of Value-Added Tax) to OMSFIN.

2. AD 7: REPAYMENT

7.1 The loan shall be repayable within three calendar months of the draw down date. The draw down date is a date not more than 48 hours prior to the date on which the Cash Consideration will be due and payable to Scheme Participants.

3. AD 8: SECURITY

8.1 As security for the repayment of capital and interest on the loan, Castellina:

8.1.1 pledges all the Pepkor Ordinary Shares to OMSFIN;

8.1.2 cedes to OMSFIN all its rights, title and interest in and to the Pepkor Ordinary Shares, in *securitatem debiti*;

8.1.3 undertakes not to incur any other loan or obligation ranking prior or *pari passu* with the loan and agrees not to make payment under such claims and/or to declare or pay any dividend or make any payment to its shareholders until the loan has been repaid.

8.3 Castellina shall continue to be entitled to exercise all voting and other rights attaching to the Pepkor Ordinary Shares.

4. AD 13: FIRST RIGHT OF REFUSAL

13.1 If Castellina or its subsidiaries requires to borrow funds within six months of the implementation of the Scheme in addition to the Group's existing working capital unsecured senior debt facilities in an amount of R100 million or more Castellina shall grant OMSFIN a right of first refusal to provide such additional funding.

13.3 Should Castellina be able to raise additional funding from a third party on terms which are more advantageous to it, it shall notify OMSFIN and provide details of the improved terms.

13.4 If OMSFIN is unable to match or better these terms Castellina shall be entitled to raise the additional funding from the third parties.

Table of entitlement for Pepkor Ordinary Shareholders who elect the Reinvestment Alternative

The following table sets out the entitlements of the Scheme Participants to Castellina Ordinary Shares, Class "A" Loan Claims and Bridging Loan Claims in terms of the Reinvestment Alterative:

Number of Scheme Shares held	Entitlement to Castellina Ordinary Shares	Entitlements to Class "A" Loan Claims (R)	Entitlements to Bridging Loan Claims (R)
1	1	7.119	2.272
2	1	14.238	4.544
3	2	21.357	6.817
4	2	28.476	9.089
5	3	35.595	11.361
6	4	42.714	13.633
7	4	49.833	15.905
8	5	56.952	18.178
9	5	64.070	20.450
10	6	71.189	22.722
11	7	78.308	24.994
12	7	85.427	27.267
13	8	92.546	29.539
14	9	99.665	31.811
15	9	106.784	34.083
16	10	113.903	36.355
17	10	121.022	38.628
18	11	128.141	40.900
19	12	135.260	43.172
20	12	142.379	45.444
21	13	149.498	47.716
22	13	156.617	49.989
23	14	163.736	52.261
24	15	170.855	54.533
25	15	177.974	56.805
26	16	185.092	59.077
27	16	192.211	61.350
28	17	199.330	63.622
29	18	206.449	65.894
30	18	213.568	68.166
31	19	220.687	70.439
32	19	227.806	72.711
33	20	234.925	74.983
34	21	242.044	77.255
35	21	249.163	79.527
36	22	256.282	81.800
37	23	263.401	84.072
38	23	270.520	86.344
39	24	277.639	88.616
40	24	284.758	90.888
41	25	291.877	93.161
42	26	298.995	95.433
43	26	306.114	97.705
44	27	313.233	99.977
45	27	320.352	102.249
46	28	327.471	104.522
47	29	334.590	106.794
48	29	341.709	109.066

Number of Scheme Shares held	Entitlement to Castellina Ordinary Shares	Entitlements to Class "A" Loan Claims (R)	Entitlements to Bridging Loan Claims (R)
49	30	348.828	111.338
50	30	355.947	113.611
51	31	363.066	115.883
52	32	370.185	118.155
53	32	377.304	120.427
54	33	384.423	122.699
55	33	391.542	124.972
56	34	398.661	127.244
57	35	405.780	129.516
58	35	412.899	131.788
59	36	420.017	134.060
60	37	427.136	136.333
61	37	434.255	138.605
62	38	441.374	140.877
63	38	448.493	143.149
64	39	455.612	145.421
65	40	462.731	147.694
66	40	469.850	149.966
67	41	476.969	152.238
68	41	484.088	154.510
69	42	491.207	156.782
70	43	498.326	159.055
71	43	505.445	161.327
72	44	512.564	163.599
73	44	519.683	165.871
74	45	526.802	168.144
75	46	533.921	170.416
76	46	541.039	172.688
77	47	548.158	174.960
78	47	555.277	177.232
79	48	562.396	179.505
80	49	569.515	181.777
81	49	576.634	184.049
82	50	583.753	186.321
83	51	590.872	188.593
84	51	597.991	190.866
85	52	605.110	193.138
86	52	612.229	195.410
87	53	619.348	197.682
88	54	626.467	199.954
89	54	633.586	202.227
90	55	640.705	204.499
91	55	647.824	206.771
92	56	654.942	209.043
93	57	662.061	211.316
94	57	669.180	213.588
95	58	676.299	215.860
96	58	683.418	218.132
97	59	690.537	220.404
98	60	697.656	222.677
99	60	704.775	224.949
100	61	711.894	227.221
1 000	609	7 118.940	2 272.210
10 000	6 089	71 189.400	22 722.100

Note:

Entitlements to a fraction of a Castellina Ordinary Share will only be rounded up if the fractional entitlement is equal to or in excess of 0.5 of a Castellina Ordinary Share.

Ruling by Executive Director of the SRP

"Castellina Investments (Proprietary) Limited
Attention: John Gnodde
Care of Brait South Africa Limited
2nd Floor, 9 Fricker Road
Illovo Boulevard
Illovo 2193

17 November 2003

Dear Sirs

RULING: OFFER BY CASTELLINA INVESTMENTS (PTY) LIMITED ("CASTELLINA") FOR ALL NON-TREASURY SHARES IN PEPKOR LIMITED ("PEPKOR") – CONSENT IN TERMS OF RULE 13 OF THE CODE

1. We refer to the circular submitted today for formal approval in respect of the above offer ("the circular"), which offer is to be implemented by way of a scheme of arrangement in terms of section 311 of the Companies Act, 1973 ("the proposed scheme").

2. We refer also to the various consultations and discussions that have taken place regarding the terms of the proposed scheme.

3. The circular indicates that the authorised share capital of Pepkor comprises -

3.1 300 000 000 ordinary shares of 5 cents each of which 221 936 384 have been issued and are fully paid-up ("the Pepkor ordinary shares"). The Pepkor ordinary shares, excluding the treasury shares held by Pepkor's subsidiaries, are referred to herein as "the scheme shares";

3.2 120 000 000 non-convertible, non-participating, non-transferable, redeemable no par value preference shares of which 91 920 930 have been issued to Fincom (Proprietary) Limited ("Fincom"), an entity under the control of Dr Christo Wiese, and are fully paid up ("the Pepkor preference shares").

4. The rights and privileges attaching to the Pepkor preference shares are set out in Article 120 of the Articles of Association of Pepkor ("the preference terms"). The preference terms provide, *inter alia*, that "if the permitted shareholder [Fincom] at any time ceases to hold the minimum shareholding [10% of the ordinary share capital of the company in issue on the date of first issue of preference shares to the permitted shareholder], all of the preference shares then held by the permitted shareholder shall be redeemed by the company on notice to the permitted holder at 0.1 cent for each preference share".

5. In terms of the proposed scheme, as set out in the circular but subject to the fulfilment of the conditions to which that scheme is subject –

5.1 Castellina shall acquire all of the scheme shares; and

5.2 each ordinary scheme participant (being holders of scheme shares registered as such on the consideration record date which is anticipated to be Friday 30 January 2004) shall, subject to the waiver and backranking by Fincom referred to in paragraphs 5.6 and 5.7, be entitled to receive the scheme consideration of R10,00, details of which are set out in the circular, and shall be further entitled to elect to receive the scheme consideration by way either of –

5.2.1 the payment of R10.00 in cash; or

5.2.2 the "reinvestment alternative" the details of which are set out in the circular, in terms of which an ordinary scheme participant shall, for every 100 scheme shares –

5.2.2.1 receive 60.885 ordinary shares in Castellina, each of which shall be issued at a par value of 0,1 cent plus a premium of 99,9 cents per share;

5.2.2.2 be entitled to be credited with "bridging loan claims" against Castellina having, as at the operative date of the scheme, a value of R227.221; and

5.2.2.3 be entitled to be credited with equity loans or "class "A" loan claims" against Castellina (which

are subordinated to the bridging loan claims referred to in paragraph 5.2.2) having, as at the operative date of the scheme, a value of R711.894.

5.3 upon implementation of the scheme, the Pepkor preference shares shall be redeemed and Castellina shall pay Fincom R33,3 million ("preference scheme consideration") as consideration for the loss of all rights conferred by the Pepkor preference shares pursuant to the implementation of the scheme;

5.4 the preference scheme consideration shall be discharged by the allotment and issue to Fincom of 33.3 million fully paid-up Castellina ordinary shares with a par value of 0,1 cent ranking pari passu with the shares referred to in paragraph 5.2.2.1;

5.5 Fincom shall, subject to paragraphs 5.6 and 5.7, elect the re-investment alternative contemplated in the circular in respect of all the scheme shares beneficially owned by it, being 45 960 462 in total;

5.6 Fincom shall be required to agree that the loan claims that it would otherwise have had in such re-investment alternative, as "bridging loan claims" shall be "class "A" loan claims", subordinated as set out in paragraph 5.2.2 above and on the terms contemplated in such circular, to the same face value;

5.7 in addition, and as a result of the objection by the Securities Regulation Panel ("SRP") that the payment of the preference scheme consideration is a "favourable condition" as contemplated in the Code, Fincom shall be required to waive R33,3 million of its class "A" loan claims, such that –

5.7.1 the aggregate consideration to be received by Fincom pursuant to the scheme (taking into account both the preference scheme consideration and the waiver of R33,3m of loan claims referred to above) is R459 604 620.00;

5.7.2 the effective consideration to be received by Fincom as at the said operative date for each 100 Pepkor Ordinary Shares held by it is R927.5464202253 (whereas the effective consideration to be received by each other holder of Pepkor Ordinary Shares for each 100 Pepkor Ordinary Shares held by it is R1 000); and

5.7.3 the aggregate consideration to be received by Fincom, when divided by the number of Pepkor shares it will be obliged to deliver to Castellina (being only the 45 960 462 ordinary shares, the preference shares being compulsorily redeemable upon such delivery) is the same as will be received by all other holders of scheme shares (being R10 per scheme share).

6. The SRP is of the view that, notwithstanding the equality in the aggregate consideration to be received by Fincom with that to be received by ordinary shareholders, the composition of the aggregate consideration to be received by Fincom differs from that to be received by other ordinary shareholders (as detailed in 5.2), in that the consideration paid to Fincom is made up as follows –

6.1 R61 283 027 (R33.3 million as preference scheme consideration plus R27 983 027 as ordinary scheme consideration) (13,3% of such aggregate consideration) by way of the delivery of ordinary shares in Castellina at an issue price of R1.00 (0.1 cent par value plus 99.9 cents premium); and

6.2 R398 321 593 (86,7% of such aggregate consideration) by way of the crediting to Fincom of subordinated class "A" loan claims.

7. The SRP is of the view that such differentiation constitutes a "special condition" within the meaning of the Code. In the absence of consent by the Panel to such differentiation, the offer would therefore be in contravention of the Code.

8. The SRP has, in its consideration of its position relative to such differentiation, taken into account –

8.1 the representations of Castellina, including the opinion furnished to it by Advocate S A Cilliers, S.C;

8.2 the objections raised by a number of minority shareholders of Pepkor;

8.3 the fact that the offer to ordinary Pepkor shareholders is at a significant premium to the market prices prevailing prior to the first cautionary announcement made by Pepkor in relation to the proposed transaction;

8.4 the prejudice to Pepkor ordinary shareholders were the offer to be prohibited without affording such shareholders the opportunity to consider and to vote thereon;

8.5 the fact that, taken as a composite transaction, the differentiation in consideration relates not to the value thereof on the operative date but rather to the relative composition thereof as between equity capital and loans;

8.6 the fact that the aggregate consideration payable to Fincom, at the insistence of the offeror, entails a higher risk profile than that payable to other ordinary shareholders (in that no dividend may be declared or paid before the settlement of all the bridging loan claims and all the class "A" loan claims), thereby requiring the commitment of Fincom and Dr Wiese to the new structure over the medium and long term.

9. Taking all of the above into account, the SRP approves the circular and consents, in terms of Rule 13 of the Code, to the offer proceeding as outlined above and in the circular and grants exemption in terms of Rule 34 of the Code from strict compliance with the SRP Code, subject to the condition not only that the scheme of arrangement in respect of the scheme shares is approved by the requisite majority in terms of section 311(2) of the Act 9, being three fourths of those present and voting at the meeting ("statutory special majority") but also that such statutory special majority includes the votes of a simple majority of the "disinterested ordinary shareholders" of Pepkor (that is, 50% plus one of those present and voting at the meeting), the members of which group shall be determined in accordance with paragraph 10 below.

10. The SRP Executive Director shall, after due consideration of the shareholders register of Pepkor and such written and oral representations as he may receive from registered shareholders and other interested parties, determine, as soon as reasonably practicable, but prior to the date of the scheme meeting in respect of the scheme, the criteria for membership of the group of "disinterested ordinary shareholders" of Pepkor for purposes of 9 above. Such group shall at least exclude Fincom, Dr Wiese and all other entities controlled by Dr Wiese as well as Old Mutual Life Assurance Company of South Africa ('OMLACSA") and companies deemed to be acting in concert with OMLACSA in terms of section 440A (2) (1) (a) of the Companies Act No. 61 of 1973.

11. At the request of Castellina, we also confirm that the consent and exemption in paragraph 9 above has the result that no mandatory offer will be triggered by the change of control of Castellina pursuant to the implementation of the scheme, such change being inherent in the structure and purpose of the scheme, which in itself affords minority shareholders the opportunity to exit the Pepkor group by way of a general offer to shareholders.

12. In closing, we re-emphasise that the consent and exemption given herein has been given purely on the basis of the particular historical facts pertaining to this matter and cannot be relied upon as creating any general principle.

13. This ruling is given conditional on:

13.1 the understanding that it constitutes a ruling given by the Executive Director of the SRP in his capacity as such and that it is subject to appeal to the Executive Committee of the Panel and subsequently to the Panel itself.

13.2 that Castellina procures that this ruling is published on the Stock Exchange News Service and in at least one national newspaper.

Yours faithfully

VI PITCHERS
Deputy executive director"


Pepkor
Making the desirable affordable

PEPKOR Limited

(Incorporated in the Republic of South Africa)
(Registration number 1965/007765/06)
Ordinary share code: PEP ISIN: ZAE000005344

Scheme of arrangement

In terms of Section 311 of the Companies Act, Act 61 of 1973, as amended, proposed by Castellina Investments (Proprietary) Limited between Pepkor Limited and its shareholders

Directors of Pepkor

C H Wiese* *(Chairman)*
P J Erasmus† *(Managing Director)*
D H Anderson*
J W Basson*
J H du Toit+
J J Fouché*
A C Labuschaigne+
T R Hlongwane*
E Links*
C Stassen*

*Non-executive
†Executive

Directors of Castellina

J A Gnodde
E Gutierrez-Garcia

Note:

Shareholders who are opposed to the Scheme may oppose the Scheme by, *inter alia*:

1. attending the Scheme Meeting and voicing any objections they may have in respect of the Scheme at the Scheme Meeting;
2. either personally, or by proxy, voting against the Scheme at the Scheme Meeting;
3. attending in person, or being represented by Counsel, and being heard concerning any objections they may have to the Scheme at the Court hearing to sanction the Scheme.

1. DEFINITIONS AND INTERPRETATIONS

In this Scheme, unless the context indicates otherwise, reference to the singular shall include the plural and *vice versa* and words denoting one gender shall include the other two genders. Expressions denoting natural persons shall include juristic persons and associations of persons, and words in the first column below shall have the meaning stated opposite to them in the second column, as follows:

"ADS"	American Depositary Share;
"Bridging Loan Claims"	unsecured, interest bearing loan claims in Castellina to be credited to Scheme Participants who elect the Reinvestment Alternative and the Underwriters in terms of the Underwriting Agreement, the terms and further details of which are set out in Annexure C to the Scheme, which Bridging Loan Claims rank in preference to the Class "A" Loan Claims as to repayment;
"Business Day"	any day other than a Saturday, Sunday or official public holiday in South Africa;
"Cash Consideration"	R10.00 per Scheme Share payable to Scheme Participants who have elected to receive the Scheme Consideration in cash or who are deemed to have elected to receive the Scheme Consideration in cash;

"Castellina"	Castellina Investments (Proprietary) Limited (registration number 2003/020009/07), a private company incorporated in accordance with the company and other laws of South Africa on 20 August 2003, the sole shareholder of which, at the date of this Document, is SAPET and which is to be converted to a public company;
"Castellina Board"	the directors of Castellina whose names appear on the cover page of this Scheme;
"Castellina Ordinary Shares"	ordinary shares with a par value of 0.1 cent each in the issued share capital of Castellina, issued or to be issued in terms of the Scheme at R1.00 per share (that is, at a premium of 99.9 cents per share);
"Certificated Shareholders"	Pepkor Ordinary Shareholders who hold Pepkor Ordinary Shares which have not yet been dematerialised and which are represented by a paper share certificate(s) or other Documents of Title;
"Certificated Scheme Members"	Certificated Shareholders recorded in the register of Pepkor Ordinary Shareholders on the Voting Record Date, who will be entitled to vote at the Scheme Meeting;
"Certificated Scheme Participants"	Certificated Shareholders recorded in the register of Pepkor Ordinary Shareholders on the Consideration Record Date, who will be entitled to receive the Scheme Consideration;
"Class "A" Loan Claims"	unsecured, interest bearing loan claims in Castellina to be credited to the Scheme Participants who elect the Reinvestment Alternative and the Underwriters in terms of the Underwriting Agreement, the terms and further details of which are set out in Annexure B to the Scheme, which loans are subordinated to the Bridging Loan Claims as to repayment;
"Code"	Securities Regulation Code on Take-overs and Mergers, issued in terms of Section 440(B) of the Companies Act;
"Common Monetary Area"	South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland;
"Companies Act"	Companies Act, Act 61 of 1973, as amended;
"Competition Authorities"	the Competition Tribunal or if a decision of the Competition Tribunal is appealed, the Competition Appeal Court, as the case may be, constituted in terms of the Competition Act;
"Competition Act"	Competition Act, Act 81 of 1998, as amended;
"Consideration Record Date"	the latest time and date by which Scheme Participants must be recorded in the register of Pepkor Ordinary Shareholders or in the sub-registers of the CSDPs administering the sub-registers of Pepkor in order to participate in the Scheme Consideration, which date is anticipated to be Friday, 23 January 2004, at 17:00;
"Court"	the High Court of South Africa (Cape of Good Hope Provincial Division), which is located at the High Court Building, Keerom Street, Cape Town, 8001;
"CSDP"	Central Securities Depository Participant;
"Custody and Administration Act"	the Custody and Administration of Securities Act, Act 85 of 1992, as amended;
"Dematerialised Shareholders"	Pepkor Ordinary Shareholders who are holders of Pepkor Ordinary Shares which have been incorporated into the STRATE system used by the JSE and which are no longer evidenced by physical Documents of Title and who are recorded as such in the sub-registers of the CSDPs administering all sub-registers of Pepkor;
"Dematerialised Scheme Members"	Dematerialised Shareholders registered as such on the Voting Record Date, who will be entitled to vote at the Scheme Meeting;
"Dematerialised Scheme Participants"	Dematerialised Shareholders certified by the CSDPs administering the sub-registers of Pepkor as being shareholders of Pepkor registered as such on such sub-registers and the beneficial owners of the Pepkor Ordinary Shares so registered on such sub-registers on the Consideration Record Date, who will be entitled to receive the Scheme Consideration;
"Depository"	The Bank of New York, as depository for the Pepkor ADS programme;

"Documents of Title"	share certificates, certified transfer deeds, balance receipts, or any other Documents of Title to Pepkor Ordinary Shares and Pepkor Preference Shares acceptable to Pepkor and the JSE;
"Election Period"	the time period during/within which Scheme Participants will be entitled to elect whether they wish to receive the Cash Consideration or the Reinvestment Alternative and those elections must be delivered to the Transfer Secretaries, which will commence on the date of the posting of the Election and Surrender Circular, which election must be received by Pepkor on the Election Record Date;
"Election Record Date"	14:30 on Friday, 13 February 2004, being the latest date and time on which Scheme Participants must have elected to receive the Cash Consideration or the Reinvestment Alternative in accordance with the instructions to be contained in the Election and Surrender Circular;
"Election and Surrender Circular"	the further circular to be posted to Pepkor Ordinary Shareholders after the Scheme has been sanctioned by the Court, to be posted on the first Business Day following the Consideration Record Date, containing information pertaining to the election of either the Cash Consideration or the Reinvestment Alternative;
"Employee Share Incentive Schemes"	the employee share incentive schemes constituted by the: – Pepkor Limited share incentive trust No. 2; – Ackermans Limited share incentive trust; – Pep Limited share incentive trust; – Pep Limited share incentive trust No 2, established to provide incentives to employees of the Group to remain in the service of the Group and to encourage them to acquire a shareholding in Pepkor in order to create or to increase their proprietary interest in the Group;
"Exchange Control Regulations"	the Exchange Control Regulations, 1961, as amended, issued in terms of Section 9 of the Currency and Exchanges Act, Act 9 of 1933, as amended;
"Explanatory Statement"	the Explanatory Statement issued in terms of Section 312(1)(a) of the Companies Act in respect of the Scheme as prepared and published by the directors of Pepkor;
"Independent Scheme Members"	such group of Scheme Members as meet the criteria to be determined prior to the Scheme Meeting by the Executive Director of the SRP after due consideration by him of the register of shareholders of Pepkor and such written and oral representations as he may receive from registered shareholders and other interested parties, which group shall at least exclude the Preference Shareholder, the Wiese Group, OMLACSA (which is the beneficial owner of 14 235 626 Pepkor Ordinary Shares) and companies deemed to be acting in concert with OMLACSA in terms of Section 440A(2)(a) of the Companies Act;
"JSE"	the JSE Securities Exchange South Africa;
"Offer"	the offer by Castellina to acquire all the Pepkor Ordinary Shares (other than the Treasury Shares) and to procure from Pepkor the redemption of the Pepkor Preference Shares by way of the Scheme;
"OMLACSA"	Old Mutual Life Assurance Company (South Africa) Limited (registration number 1999/004643/06), a company incorporated in South Africa and registered as a long-term insurer in terms of the Long-term Insurance Act, Act 52 of 1998, as amended;
"Operative Date"	the first Business Day immediately following the later of the expiry of the Election Period or the date on which all the Suspensive Conditions are fulfilled, which is anticipated to be Monday, 16 February 2004;
"Order of Court"	the Order of Court sanctioning the Scheme;
"Pepkor" or "the Company"	Pepkor Limited (registration number 1965/007765/06), a public company incorporated in accordance with the company and other laws of South Africa on 14 September 1965 and which is listed on the JSE;

"Pepkor ADS"	an ADS representing two Pepkor Ordinary Shares;
"Pepkor Board"	the directors of Pepkor whose names appear on the cover page of this Scheme;
"Pepkor Ordinary Shareholder"	Dematerialised Shareholders and Certificated Shareholders who hold Pepkor Ordinary Shares;
"Pepkor Ordinary Shares"	ordinary shares of 5 cents each in the issued ordinary share capital of Pepkor;
"Pepkor Preference Shares"	91 920 930 non-convertible, non-participating, non-transferable, redeemable, no par value preference shares in the issued preference share capital of Pepkor;
"Preference Shareholder"	Fincom (Proprietary) Limited (registration number 1989/004966/07), a company incorporated in accordance with the company and other laws in South Africa which is under the ultimate control of the Wiese Group and which holds all the Pepkor Preference Shares;
"Registrar"	the South African Registrar of Companies;
"Reinvestment Alternative"	the reinvestment in Castellina by Scheme Participants who elect to receive the Scheme Consideration by way of a reinvestment in Castellina on the basis that for every 100 Pepkor Ordinary Shares (subject to treatment of fractions), which a Scheme Participant holds, that a Scheme Participant will receive: – 60.885 Castellina Ordinary Shares (to be held subject to the provisions of the Shareholders Agreement, the salient terms of which are set out in Annexure A to this Scheme); – Class "A" Loan Claims of R711.894 against Castellina; and – Bridging Loan Claims of R227.221 against Castellina, which will be equivalent to R1 000 for every 100 Pepkor Ordinary Shares;
"SAPEF"	South African Private Equity Fund III L.P., a limited partnership established in accordance with the company and other laws of the Cayman Islands, an offshore private equity fund under the management of Brait S.A., having U.S. institutions as its investors;
"SAPET"	South African Private Equity Trust III (Master's reference No: IT 9960/1998) established in accordance with the Trust Property Control Act and other laws of South Africa, a private equity fund under the management of Brait South Africa Limited, with South African institutions as its investors;
"SARB"	the South African Reserve Bank;
"Scheme"	the scheme of arrangement in terms of Section 311 of the Companies Act, proposed by Castellina between Pepkor and its shareholders in terms of which: – Castellina will acquire the Scheme Shares for the Scheme Consideration, subject to any modification or amendment made thereto which Castellina and Pepkor may agree in writing and which is sanctioned by the Court; and – the Pepkor Preference Shares will be redeemed by Pepkor and a payment made to the Preference Shareholder, in terms of the arrangement with the Preference Shareholder subject to any modification or amendment made thereto which Castellina and Pepkor may agree in writing and subject to the approval by the SRP and which is sanctioned by the Court;
"Scheme Consideration"	the consideration payable or attributable to Scheme Participants in terms of the Scheme, being: – the Cash Consideration; or – the Reinvestment Alternative, for every Scheme Share held on the Consideration Record Date and the amount payable to the Preference Shareholder;
"Scheme Meeting"	the meeting of Scheme Members to be held in the Pepkor boardroom at 36 Stellenberg Road, Parow Industria, 7490 on Thursday, 11 December 2003, at 10:00 where Scheme Members will consider and vote on the Scheme;

"Scheme Members"	collectively, the Certificated Scheme Members and Dematerialised Scheme Members;
"Scheme Participants"	collectively, the Certificated Scheme Participants and Dematerialised Scheme Participants;
"Scheme Shares"	213 868 796 Pepkor Ordinary Shares held by Scheme Participants, being the issued Pepkor Ordinary Shares, other than the Treasury Shares;
"SENS"	the Securities Exchange News Service of the JSE;
"Shareholders Agreement"	the agreement binding Castellina and all holders of Castellina Ordinary Shares in their capacity as shareholders in Castellina which is available for inspection at the registered office of Pepkor, the salient terms of which are set out in Annexure A to the Scheme, a notarially certified copy of which agreement will, together with the Scheme be registered with the Registrar in the event that the Court sanctions the Scheme;
"South Africa"	the Republic of South Africa;
"SRP"	the Securities Regulation Panel, established in terms of Section 440(B) of the Companies Act;
"STRATE"	the settlement and clearing system used by the JSE and managed by STRATE Limited (registration number 1998/022242/06), a registered central securities depository in terms of the Custody and Administration of Securities Act;
"Suspensive Conditions"	the suspensive conditions set out in paragraph 7 of this Scheme;
"Transfer Secretaries"	Computershare Limited (registration number 1958/003546/06), a company incorporated in accordance with the company and other laws of South Africa, situated at Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) being the Transfer Secretaries of Pepkor;
"Treasury Shares"	8 067 588 Pepkor Ordinary Shares held by subsidiaries of Pepkor;
"Underwriters"	collectively, SAPEF, SAPET and OMLACSA who have entered into the Underwriting Agreement;
"Underwriting Agreement"	the agreement concluded on Thursday, 23 October 2003 and amended on 19 November 2003, between Castellina and the Underwriters;
"Voting Record Date"	the date on which Scheme Members must be recorded in the register of Pepkor Ordinary Shareholders or in the relevant sub-registers of the CSDPs administering the sub-registers of Pepkor in order to be able to vote at the Scheme Meeting, being Monday, 8 December 2003, by 17:00; and
"Wiese Group"	all entities directly or indirectly controlled by CH Wiese, which have an interest in Pepkor.

2. SHARE CAPITAL OF PEPKOR

The authorised and issued share capital of Pepkor at the Last Practicable Date are set out below:

		R'000
2.1	***Authorised***	
	300 000 000 Pepkor Ordinary Shares	15 000
	120 000 000 Pepkor Preference Shares	–
2.2	***Issued***	
	221 936 384 Pepkor Ordinary Shares	11 097
	Share premium	371 449
	91 920 930 Pepkor Preference Shares	92
	Total issued share capital	382 638

3. THE PURPOSE OF THE SCHEME

The purpose of the Scheme is to procure that Castellina acquires the Scheme Shares and becomes the beneficial owner of the entire issued share capital in Pepkor and that Pepkor becomes a subsidiary of Castellina.

4. THE SCHEME

4.1 On fulfilment of all the Suspensive Conditions or waiver thereof, as the case may be, each Scheme Participant will, with effect from the Operative Date:

4.1.1 have disposed of all of his Scheme Shares to Castellina in exchange for the delivery by Pepkor of the Scheme Consideration as contemplated in 9 below;

4.1.2 have undertaken to transfer their Scheme Shares to Castellina and Castellina will, in turn, be entitled to acquire ownership of the Scheme Shares, in consideration for which the Scheme Participants shall receive the Scheme Consideration;

4.1.3 have irrevocably authorised and instructed Pepkor to transfer, against receipt of the Scheme Consideration (by Pepkor on behalf of the Scheme Participants), all of the Scheme Shares into the name of Castellina or its nominees and to take all steps and sign all documents necessary to procure transfer of ownership of Pepkor Ordinary Shares held by any Dematerialised Scheme Participant on or at any time after the Operative Date;

4.1.4 have instructed and authorised every CSDP to transfer, against receipt of the Scheme Consideration, the Dematerialised Scheme Participants' Pepkor Ordinary Shares to Castellina in the manner described in Section 91A(4)(a) of the Companies Act;

4.1.5 have irrevocably authorised and instructed Pepkor as principal, but with the power to appoint agents, to collect from Castellina and deliver the Scheme Consideration in respect of the Scheme Shares to Scheme Participants in accordance with the provisions of the Scheme;

4.1.6 if and to the extent that he has elected the Reinvestment Alternative, be bound: (a) in his capacity as shareholder in Castellina, by the provisions of the Shareholders Agreement and (b) by the terms of the Loan Claims, which are incorporated in the Shareholders Agreement and are terms of the Scheme, in respect of the Loan Claims held by him;

4.1.7 be entitled to enforce against Castellina and all other Castellina shareholders the provisions of the Shareholders Agreement and the terms of the Loan Claims, and Castellina shall be bound by the Shareholders Agreement and the terms of the Loan Claims.

4.2 As an integral part of the Scheme, Pepkor and Castellina entered into an arrangement where the Preference Shareholder will receive R33,3 million in respect of the loss of all rights to be conferred by the Pepkor Preference Shares, details of which are set out in 5 below.

4.3 Should the Scheme become operative, Scheme Participants will be entitled to receive, from Pepkor only, in terms of paragraphs 8 and 9 below, the Scheme Consideration.

4.4 Castellina will deliver the Scheme Consideration to Pepkor on the Operative Date, it being recorded that settlement of the Scheme Consideration due to the Scheme Participants will be effected by Pepkor for and on behalf of Castellina.

4.5 Provided all the Suspensive Conditions are fulfilled and against the surrender by Scheme Participants of their Documents of Title and surrender documents in respect of their Scheme Shares, or upon confirmation being received that the Scheme Shares have been delivered electronically to Castellina and delivery of the relevant election documentation, the Scheme Consideration will be posted or transferred to the Scheme Participants concerned in terms of paragraph 9 below.

4.6 Delivery by Castellina to Pepkor of the Scheme Consideration shall be the sole and exclusive manner of discharge by Castellina of its obligations in respect of the Scheme.

4.7 The effect of the Scheme will be that Castellina will, with effect from the Operative Date, against payment of the Scheme Consideration become the beneficial owner of all of the issued share capital of Pepkor.

4.8 Scheme Participants are referred to paragraphs 8 and 9 below which sets out in detail the bases on and the manner in which the Scheme Consideration will be discharged.

4.9 Documents of Title held by Scheme Participants in respect of the Scheme Shares will cease to be of any value and shall not be good for delivery from the Operative Date, other than for surrender in terms of paragraph 10 below.

4.10 With effect from the Operative Date, the Transfer Secretaries will irrevocably be deemed to be the attorney and agent in *rem suam* of all Scheme Participants to implement the transfer of all their Scheme Shares and to sign any instrument of transfer in respect thereof or any other documents required to implement the Scheme.

4.11 Castellina will not assume any obligation in respect of the 861 670 share options granted by the Employee Share Incentive Schemes in terms of which employees were granted options to acquire Pepkor Ordinary Shares.

4.12 Pepkor is obliged as a term of the Scheme, by no later than the Operative Date of the Scheme, to assume and settle in cash, or to procure that the relevant share trusts to which the Employee Share Incentive Schemes apply, settle in cash, all obligations of:

4.12.1 Pepkor and its subsidiaries; and

4.12.2 such share trusts,

arising from or in any way related to the share options in relation to the Explanatory Statement above and/or the amendment and/or the cancellation thereof, such that following such assumption and/or settlement, no participant in any such Employee Share Incentive Scheme has any claim against any of the share trusts, Pepkor or Castellina in relation to such share options or otherwise.

5. ARRANGEMENT WITH PREFERENCE SHAREHOLDER

5.1 As an integral part of the Scheme, Pepkor and Castellina, on Wednesday, 19 November 2003, entered into an arrangement, subject to the fulfilment of the Suspensive Conditions, with the Preference Shareholder in terms of which Castellina will pay R33,3 million to the Preference Shareholder in respect of the loss of all rights conferred by the Pepkor Preference Shares, which obligation will be discharged by allotting and issuing 33 300 000 Castellina Ordinary Shares to the Preference Shareholder. This loss results from the redemption of the Pepkor Preference Shares by Pepkor on the implementation of the Scheme.

5.2 Pepkor, on behalf of the Preference Shareholder, will receive the share certificates in respect of the 33 300 000 Castellina Ordinary Shares allotted and issued to the Preference Shareholder from Castellina and deliver these share certificates to the Preference Shareholder. This will take place during the Election Period.

5.3 Article 120.7.3 of Pepkor's articles of association, read with Article 120.7 thereof, provides that if the Preference Shareholder, at any time, ceases to hold less than 10% of the entire issued ordinary share capital of Pepkor, all of the Pepkor Preference Shares shall be redeemed by Pepkor at 0.1 cent for each Pepkor Preference Share.

5.4 In terms of the arrangement referred to in paragraph 5.1 above, the Preference Shareholder has agreed, notwithstanding the terms of the Pepkor Preference Shares, that the redemption of the Pepkor Preference Shares by Pepkor will occur on the Operative Date and that the Preference Shareholder will surrender its share certificate in respect of its Pepkor Preference Shares to Pepkor for cancellation. In addition the Preference Shareholder has agreed to waive the payment from Pepkor of R91 920.93 as a result of the redemption of the Pepkor Preference Shares on the implementation of the Scheme.

5.5 The Preference Shareholder has agreed to elect the Reinvestment Alternative in respect to all the 45 960 462 Pepkor Ordinary Shares beneficially owned by it.

5.6 The Preference Shareholder has agreed that all the Bridging Loan Claims which would otherwise have been credited to it in terms of the Reinvestment Alternative by virtue of the Pepkor Ordinary Shares held by it, will be subordinated to all other Bridging Loan Claims of Castellina and be credited as Class "A" Loan Claims.

5.7 The Preference Shareholder has also agreed to waive its rights in respect of such Class "A" Loan Claims which would otherwise have been credited to it in terms of the Reinvestment Alternative by virtue of the Pepkor Ordinary Shares held by it at the Operative Date as would have had a face value of R33,3 million.

6. SCHEME CONSIDERATION

6.1 Scheme Participants will against delivery of the Documents of Title and surrender documents, receive the Scheme Consideration, as follows:

6.1.1 R10.00 per Scheme Share payable to Scheme Participants who elect to receive the Cash Consideration; or

6.1.2 if they elect the Reinvestment Alternative, for every 100 Pepkor Ordinary Shares (subject to the treatment of fractions) held by a Scheme Participant, he will receive:

6.1.2.1 60.885 Castellina Ordinary Shares (to be held subject to the Shareholders Agreement the salient terms of which are set out in Annexure A to this Scheme);

6.1.2.2 Class "A" Loan Claims of R711.894 against Castellina;

6.1.2.3 Bridging Loan Claims of R227.221 against Castellina.

6.2 Details of the consideration paid to the Preference Shareholder are set out in 5 above.

7. SUSPENSIVE CONDITIONS

The Scheme is conditional on the fulfilment of the following outstanding suspensive conditions by no later than 30 June 2004:

7.1 the approval of the Scheme by the Competition Authorities in terms of the Competition Act, either on an unconditional basis or subject to such conditions as the Pepkor Board, the Castellina Board and the Underwriters may approve in writing;

7.2 the Scheme being approved at a Scheme Meeting by Scheme Members eligible to attend and vote thereat, by a majority representing not less than three-fourths of the votes exercisable by the relevant Scheme Members present and voting either in person or by proxy at the Scheme Meeting;

7.3 unless this condition is waived by the SRP by a ruling to such effect, that the majority in 7.2 above includes a simple majority (being 50% plus one of those present and voting at the Scheme Meeting) of Independent Scheme Members;

7.4 the Court sanctioning the Scheme;

7.5 a certified copy of the Order of Court sanctioning the Scheme having been lodged with, and registered by, the Registrar;

7.6 the Underwriters not withdrawing from the Underwriting Agreement prior to the Scheme Meeting;

7.7 SAPEF and SAPET, collectively, receiving not less than 15% of the total issued share capital of Castellina (after taking into account all the Castellina Ordinary Shares to be issued in terms of the Scheme and the issue of Castellina Ordinary Shares to a trust in terms of the new executive share incentive scheme provided that this condition shall be deemed to be fulfilled if SAPEF and SAPET inform Castellina and Pepkor in writing that they waive the benefits of this condition; and

7.8 the approval by the South African Reserve Bank.

8. ELECTION BY SCHEME PARTICIPANTS

8.1 If the Scheme becomes operative, Scheme Participants, depending on their election or where appropriate, deemed election, will receive the Cash Consideration or be entitled to the Reinvestment Alternative. **In the event that a Scheme Participant does not make a valid election in terms of the instructions to be contained in the Election and Surrender Circular, that Scheme Participant shall be deemed to have elected the Cash Consideration in respect of all of his Pepkor Ordinary Shares.**

8.2 Each Scheme Participant is entitled to elect to receive the Cash Consideration or the Reinvestment Alternative in accordance with the instructions to be contained in the Election and Surrender Circular.

8.3 Pepkor Ordinary Shareholders who have pledged their Pepkor Ordinary Shares in terms of Section 6 of the Custody and Administration Act, will be deemed to have elected the Cash Consideration unless they timeously elect the Reinvestment Alternative, in accordance with the instructions to be contained in the Election and Surrender Circular and, simultaneously therewith, furnish Pepkor and Castellina to the satisfaction of Pepkor and Castellina, the necessary written consent of the pledgee as required by Section 6 of the Custody and Administration Act.

8.4 With respect to the Reinvestment Alternative, entitlements to a fraction of a Castellina Ordinary Share will only be rounded up if the fractional entitlement is equal to or in excess of 0.5 of a Castellina Ordinary Share. Should the fractional entitlement be less than 0.5 of a Castellina Ordinary Share, there will be no compensation in respect thereof to a reinvesting Scheme Participant.

9. SETTLEMENT OF THE SCHEME CONSIDERATION

9.1 Pepkor will receive the Scheme Consideration on behalf of the Scheme Participants from Castellina and will deliver the Scheme Consideration to Scheme Participants, as set out in paragraphs 9.2 to 9.7 below. Delivery by Castellina to Pepkor of the Scheme Consideration shall be the sole and exclusive manner of discharge by Castellina of its obligations in respect of the Scheme and the rights of Scheme Participants to receive the Scheme Consideration will be rights enforceable by Scheme Participants against Pepkor only. Such rights will only be enforceable against Pepkor to the extent that Pepkor has received the Scheme Consideration from Castellina. Scheme Participants will be entitled to require Pepkor to enforce its rights in terms of the Scheme against Castellina and in particular to compel Castellina to transfer the Scheme Consideration to Pepkor. No Scheme Participant will be entitled to claim delivery of his Scheme Consideration from Pepkor if Pepkor has not received such Scheme Consideration from Castellina or to hold Pepkor liable for damages or the payment of any other amount should Castellina fail to deliver such Scheme Consideration to Pepkor.

9.2 Subject to paragraph 9.1 above, , in respect of Certificated Scheme Participants who surrender their Documents of Title, furnished duly signed surrender documents and elect or are deemed to elect to receive the Cash Consideration in accordance with the instructions to be contained in the Election and Surrender Circular, Pepkor will effect settlement of the Scheme Consideration by no later than five Business Days after the fulfilment of all the Suspensive Conditions.

9.3 Subject to paragraph 9.1 above, Certificated Scheme Participants who surrender their Documents of Title, together with duly signed surrender documents and who elect the Reinvestment Alternative, provided that they exercise their election and advised Pepkor thereof in accordance with the instructions to be contained in the Election and Surrender Circular, will be sent certificates in respect of Castellina Ordinary Shares, by registered post, at the risk of such Scheme Participants, whilst Certificated Scheme Participants will be credited with Class "A" Loan Claims and Bridging Loan Claims, within five Business Days of the fulfilment of all the Suspensive Conditions.

9.4 Subject to paragraph 9.1 above, Dematerialised Scheme Participants who elect the Cash Consideration, provided they validly exercise their election and advise Pepkor thereof in accordance with the instructions to be contained in the Election and Surrender Circular, and whose Scheme Shares are transferred to Castellina by their CSDP, will have their accounts with their CSDP or broker credited/updated with the Scheme Consideration within five Business Days of the fulfilment of all the Suspensive Conditions.

9.5 Subject to paragraph 9.1 above, Dematerialised Scheme Participants who elect the Reinvestment Alternative will, provided that they exercise their election and advise Pepkor thereof in accordance with the instructions to be contained in the Election and Surrender Circular and their CSDPs register transfer of their Scheme Shares in favour of Castellina, be issued with Castellina Ordinary Shares and be credited with Class "A" Loan Claims and Bridging Loan Claims within five Business Days of the fulfilment of all the Suspensive Conditions.

9.6 **Interest on the Class "A" Loan Claims and the Bridging Loan Claims will only accrue from the Operative Date.**

9.7 The Scheme Consideration to which a Scheme Participant is entitled when the Scheme becomes operative will be implemented in full in accordance with the terms of the Scheme without regard to any lien, right of set-off, counterclaim or other analogous right to which Castellina may otherwise be, or claim to be, entitled against such Scheme Participant. In addition, Pepkor will not be entitled to withhold the Scheme Consideration nor exercise any set-off (whether by virtue of a claim against Castellina or of a claim against any Scheme Participant) in respect of its obligation in terms of the Scheme to deliver the Scheme Consideration to Scheme Participants.

10. SURRENDER OF DOCUMENTS OF TITLE

10.1 Certificated Shareholders

10.1.1 After the sanctioning of the Scheme by the Court and on the first Business Day following the Consideration Record Date, an Election and Surrender Circular will be posted to Certificated Shareholders. The Election and Surrender Circular will, *inter alia*, contain information on the election by Certificated Shareholders, to be made within the Election Period in respect of the Cash Consideration or the Reinvestment Alternative. The Election and Surrender Circular will also deal with the surrender by Certificated Shareholders of their Documents of Title.

10.1.2 **Should a Certificated Shareholder not make a valid election in accordance with the instructions to be outlined in the Election and Surrender Circular, the Certificated Shareholder shall be deemed to have elected the Cash Consideration in respect of all his Pepkor Ordinary Shares. The Cash Consideration due to such shareholder will only be payable upon receipt of the Documents of Title in respect of all his Pepkor Ordinary Shares.**

10.1.3 **Pepkor Ordinary Shareholders who have pledged their Pepkor Ordinary Shares in terms of Section 6 of the Custody and Administration Act, will be deemed to have elected the Cash Consideration, unless they have timeously elected the Reinvestment Alternative in accordance with the instructions to be contained in the Election and Surrender Circular and, simultaneously, furnished Pepkor and Castellina and to the satisfaction of Pepkor and Castellina, with the necessary written consent of the pledgee in terms of Section 6 of the Custody and Administration Act.**

10.2 Dematerialised Shareholders

10.2.1 After the sanctioning of the Scheme by the Court and on the first Business Day following the Consideration Record Date, an Election and Surrender Circular will be posted to Pepkor Ordinary Shareholders. The Election and Surrender Circular will, *inter alia*, contain information on the election to be made by Dematerialised Shareholders during the Election Period in respect of the Cash Consideration or the Reinvestment Alternative.

10.2.2 Dematerialised Shareholders should instruct their CSDP or broker of their election. If your CSDP or broker does not obtain instructions from you, they will be obliged to act in terms of the custody agreement concluded between you and your CSDP or broker.

10.2.3 In order to assist and to facilitate shareholders with the election to be made during the Election Period, the Election and Surrender Circular will be made available in electronic format on the website of Pepkor and hard copies thereof will be available at the office of Pepkor, its sponsor, Barnard Jacobs Mellet Corporate Finance (Pty) Limited, and the transaction sponsor, Exchange Sponsors (Proprietary) Limited. Dematerialised Shareholders must not complete the election and surrender form but must advise their CSDP or broker of their election in the manner and time stipulated in the agreement governing the relationship between the shareholder and his CSDP or broker.

10.2.4 If a Dematerialised Shareholder does not make a valid election during the Election Period in accordance with the instructions to be contained in the Election and Surrender Circular, the Dematerialised Shareholder shall be deemed to have elected the Cash Consideration in respect of all his Pepkor Ordinary Shares.

10.2.5 Pepkor Ordinary Shareholders who have pledged their Pepkor Ordinary Shares in terms of Section 6 of the Custody and Administration Act and have registered the pledge with a CSDP, will be deemed to have elected the Cash Consideration, unless they timeously elect the Reinvestment Alternative in accordance with the instructions to be contained in the Election and Surrender Circular and, simultaneously therewith, furnish Pepkor the satisfaction of Castellina, with the necessary written consent of the pledgee as required by Section 6 of the Custody and Administration Act.

10.3 Holders of Pepkor ADS's

10.3.1 Any holder of Pepkor ADS's who wishes to elect the Reinvestment Alternative must in a timely manner contact the Depository and present his Pepkor ADS's to the Depository for cancellation against delivery of Pepkor Ordinary Shares registered in his name and then make valid election in respect of the Reinvestment Alternative during the Election Period in accordance with paragraph 8 above.

10.3.2 If a holder of Pepkor ADS's does not present his Pepkor ADS's to the Depository for cancellation against delivery of Pepkor Ordinary Shares and/or does not make a valid election in respect of the Reinvestment Alternative as described in 8 above, then such holder of Pepkor ADS's will be deemed to have elected the Cash Consideration in respect of the Pepkor Ordinary Shares represented by his Pepkor ADS's.

11. EXCHANGE CONTROL REGULATIONS

The following is a summary of the South African Exchange Control Regulations insofar as they have application to Scheme Participants. In the event of Scheme Participants having any doubts, they should consult their professional advisors without delay.

11.1 Residents of the Common Monetary Area

In the case of Certificated Scheme Participants whose registered address in Pepkor's register of shareholders is within the Common Monetary Area and whose Documents of Title are not restrictively endorsed in terms of the South African Exchange Control Regulations, the Scheme Consideration will be posted or electronically transferred, depending on the election, in accordance with paragraph 8 above.

11.2 Emigrants from the Common Monetary Area

11.2.1 In the case of Scheme Participants who are emigrants from the Common Monetary Area, the Scheme Consideration will:

11.2.1.1 in the case of Scheme Shares which have not been dematerialised, be forwarded to the authorised dealer in foreign exchange in South Africa controlling such Certificated Scheme Participant's blocked assets in terms of the South African Exchange Control Regulations; or

11.2.1.2 in the case of Scheme Shares which have been dematerialised, be credited to the account of the Scheme Participant's CSDP, which will arrange for the same to be credited directly to the Scheme Participant's blocked Rand accounts held by that Scheme Participant's authorised dealer and held to the order of that authorised dealer.

11.3 All other non-residents of the Common Monetary Area

11.3.1 In the case of Scheme Participants who are non-residents, but who are not emigrants from the Common Monetary Area, whose registered addresses are outside the Common Monetary Area and whose Documents of Title have been restrictively endorsed under South African Exchange Control Regulations, the Scheme Consideration will:

11.3.1.1 in the case of Scheme Shares which have not been dematerialised, be posted to the registered address of the non-resident concerned, unless written instructions to the contrary are received and an address is provided or electronically transferred, depending on the election; or

11.3.1.2 in the case of Scheme Shares which have been dematerialised, be credited directly to the bank account nominated for the relevant Scheme Participants, by their duly appointed CSDP. It will be incumbent on the Scheme Participants concerned to instruct the nominated authorised dealer as to the disposal of the amount concerned.

11.4 Information not provided

If the information regarding the authorised dealer is not given and no instructions are given as required, the Scheme Consideration will be held by Pepkor for the Certificated Scheme Participants concerned pending receipt of the necessary information or instructions. No interest will be paid on any cash amounts so held.

12. SUSPENSION AND TERMINATION OF THE LISTING OF PEPKOR ORDINARY SHARES

12.1 After implementation of the Scheme, the listing of Pepkor Ordinary Shares on the JSE will be terminated.

12.2 The JSE has granted approval, subject to the fulfilment the Suspensive Conditions set out in paragraph 7 above, for the suspension and termination of the listing on the JSE of Pepkor's Ordinary Shares. It is anticipated that the suspension of the Pepkor Ordinary Shares will take place from the commencement of trading on Monday, 19 January 2004 and the termination of the listing of the Company will be on the commencement of trading on the JSE on Tuesday, 17 February 2004.

13. PEPKOR SHARE OPTIONS

13.1 Castellina will not assume any obligation in respect of the 861 670 share options granted by the Employee Share Incentive Schemes in terms of which employees were granted options to acquire Pepkor Ordinary Shares.

13.2 Pepkor is obliged as a term of the Scheme, by no later than the Operative Date of the Scheme, to assume and settle in cash, or to procure that the relevant share trusts to which the Employee Share Incentive Schemes relate, settle in cash, all obligations of:

13.2.1 Pepkor and its subsidiaries; and

13.2.2 such share trusts,

arising from or in any way related to the share options referred to in paragraph 13.1 above and/or the amendment and/or the cancellation thereof, such that following such assumption and/or settlement and/or amendment: (a) no participant in any such Employee Share Incentive Scheme has any claim against any of the share trusts, Pepkor or Castellina in relation to such share options or otherwise provided that the other share schemes in the Group will continue to honour the loan obligations to participants and (b) Castellina will not assume any obligation in respect of any of the share options referred to in paragraph 13.1 above and/or the cancellation thereof.

14. UNDERTAKINGS BY CASTELLINA AND PEPKOR

Castellina and Pepkor agree that, upon the Scheme becoming operative, they will give effect to the terms and conditions of the Scheme and they will sign and procure the signing of all documents and carry out and procure the carrying out all acts which are necessary to give effect to the Scheme.

15. INSTRUCTIONS AND AUTHORITIES

15.1 Pepkor shall be entitled to accept and act on all documents relating to the status and capacity of any Scheme Participant and shall be empowered to act on behalf of any Scheme Participant as if such document had been registered with Pepkor.

15.2 Each mandate and instruction in regard to the Scheme Shares recorded with Pepkor at the Consideration Record Date will be deemed, unless and until revoked, to be a mandate and instruction to Castellina in respect of any rights accruing in respect of the Scheme Consideration.

16. GENERAL

16.1 Subject to the written consents of Castellina and the directors of Pepkor and of the JSE and SRP, Pepkor may consent:

16.1.1 before or at the Scheme Meeting, to any amendment, variation or modification of the Scheme; or

16.1.2 after the Scheme Meeting, to any amendment, variation or modification which the Court may think fit to approve or impose,

provided that no amendment, variation or modification made after the Scheme Meeting shall have the effect of diminishing the rights which will accrue to a Scheme Participant in terms of the Scheme.

16.2 A certificate signed by a director of Castellina and Pepkor stating that all the conditions of the Scheme have been fulfilled and/or waived and that the Scheme has become operative shall be binding on Castellina, Pepkor, the Scheme Members and the Scheme Participants.

16.3 The costs of the Scheme, including printing and publishing costs and marketable securities tax will be borne by Castellina. The costs relating to professional advisors to Pepkor and Pepkor shareholders will be borne by Pepkor.

16.4 Pepkor will be entitled, and will have the authority on behalf of itself and each Scheme Participant, to authorise any person nominated by Pepkor to sign all documents required to carry the Scheme into effect, including but not limited to forms of proxy, changes of address and cessions of rights to dividends and other entitlements from Pepkor.

16.5 All times and dates referred to in the Scheme are subject to change by mutual agreement between Castellina and Pepkor subject to the consents of the JSE and SRP. Any such change will be released on SENS and published in the South African press.

By order of the Pepkor Board

For and on behalf of

PEPKOR LIMITED

P J Erasmus
Managing Director

Duly authorised in terms of a resolution passed by the board of directors of Pepkor

By order of the Castellina Board

For and on behalf of

CASTELLINA INVESTMENTS (PROPRIETARY) LIMITED

J A Gnodde
Director

Duly authorised in terms of a resolution passed by the board of directors of Castellina

Salient terms of the Shareholders Agreement

1. *AD 1: DEFINITIONS*

"qualified shareholder" means one or more Castellina ordinary shareholder(s) who holds a qualified shareholding;

"qualified shareholding" means:

each 10% tranche of the issued Castellina Ordinary Shares held by a single shareholder; or

any combination of Castellina Ordinary Shares held by shareholders, provided that such combination amounts to not less than 10% of the issued Castellina Ordinary Shares ("combination"), it being agreed that should any of the Castellina ordinary shareholders cooperate to form a combination, the shareholders forming the combination shall be obliged to advise the Castellina company secretary thereof in writing and, until written notice to the contrary from such shareholders constituting the combination, Castellina shall recognise the combination as a qualified shareholding, it also being agreed that each of the issued Castellina Ordinary Shares may only form part of one combination;

"executives" means certain senior executives of the Group who shall have the right to acquire Castellina Ordinary Shares (to the extent of 10% of such shares) either directly or indirectly by means of a trust established for this purpose, as part of an executive incentivisation plan following the implementation of the Scheme, it being recorded that if a trust is established for this purpose the first trustee thereof shall be the Chief Executive Officer of Pepkor, currently Pieter Erasmus.

2. *AD 4.3: CONFLICTS WITH MEMORANDUM AND/OR ARTICLES OF ASSOCIATION*

4.3 *Notwithstanding any contrary provision of this agreement:*

4.3.1 *if all of the terms of the shareholders agreement are incorporated in the articles of association of Castellina in a manner approved by written notice from shareholders holding at least 85% of the issued Castellina Ordinary Shares which notice invokes the provisions of this clause, then the shareholders agreement shall automatically lapse and be of no further force or effect;*

4.3.2 *the shareholders agreement may be amended or consensually cancelled by written resolution of Castellina Ordinary Shareholders holding at least 85% of the issued Castellina Ordinary Shares in the manner contemplated in clause 21.2 of the shareholders agreement.*

3. *AD 5: APPOINTMENT OF DIRECTORS*

5.1 *Subject to clause 5.5 and clause 5.6 of the shareholders agreement, the holders of each qualified shareholding shall be entitled by written notice to Castellina to appoint one director of Castellina such that, for the avoidance of doubt, the holder of 10% or more but less than 20% of the issued shares of Castellina shall be entitled to appoint one director and the holder of 20% or more but less than 30% shall be entitled to appoint two directors, etc. Each qualifying shareholder shall be entitled to remove any such director so appointed by it and to replace any such director who is so removed or who ceases for any other reason to be a director of Castellina.*

5.5 *For so long as the Castellina shareholder combination comprised by the black economic empowerment investors holds not less than 5% but less than 20% of the shares of Castellina, such shareholder combination shall be entitled by written notice to Castellina to appoint one director of Castellina and to remove such director appointed and to replace the said director who is so removed or who ceases for any other reason to be a director of Castellina. For the avoidance of doubt, it is recorded that such shareholder combination shall be entitled to appoint additional directors to the board if it holds 20% or more of the issued shares in Castellina, on the same basis as other qualified shareholders.*

5.6 *If the executives acquire Castellina Ordinary Shares pursuant to the executive incentivisation plan contemplated in clause 1.2.14 of the shareholders agreement, then for so long as the Castellina shareholder combination comprised by the executives (if the executives hold the Castellina Ordinary Shares directly) or the trustees for the time being of the trust established or utilised for this purpose if the executives do not hold the Castellina Ordinary Shares directly, as the case may be, holds not less than 5% but less than 20% of the Castellina Ordinary Shares, such shareholder combination/trustees shall be entitled by written notice to Castellina to appoint one director of Castellina and to remove such director appointed and to replace the said director who is so removed or who ceases for any other reason to be a director of Castellina. For the avoidance of doubt, it is recorded that such shareholder combination/trustees shall be entitled to appoint additional directors to the board if it holds 20% or more of the issued shares in Castellina, on the same basis as other qualified shareholders.*

4. *AD 6.1 AND 6.3: QUORUM FOR DIRECTORS' MEETINGS, TELEPHONE CONFERENCES AND ROUND ROBIN RESOLUTIONS*

6.1 *The quorum for any directors' meetings of Castellina shall be that number of directors appointed by the holders of at least 85% of the issued Castellina Ordinary Shares or the alternates of any such directors, provided that if, within 30 minutes from the time appointed for a meeting, a quorum is not present, the meeting shall stand adjourned to the same day in the next week, at the same time and place or, if that day is not a Business Day, to the next succeeding Business Day and if, at such adjourned meeting, a quorum is not present within 30 minutes from the time appointed for the meeting, the directors or their alternates then present, provided that they are sufficient to form a quorum in accordance with the provisions of the Companies Act, shall be a quorum, provided that such adjourned meeting shall not consider any business that was not set out as an agenda item for the meeting in respect of which no quorum was present.*

6.3 *Resolutions approved and signed in writing by directors or their alternates appointed by each of the qualifying shareholders and, for so long as a shareholder combination referred to in clauses 5.5 and 5.6 of the shareholders agreement holds no less than 5% of the issued shares of Castellina, those directors appointed also by such shareholder combinations, or such larger number of directors as may be required in terms of any clause of this agreement, shall be as valid and effectual as if approved at a duly convened meeting of directors. The resolution may consist of several documents each signed by one or more directors (or their alternates), as the case may be.*

5. *AD 7: QUORUM FOR SHAREHOLDERS' MEETINGS*

7.1 *The quorum for shareholders' meetings of Castellina shall be that number of shareholders who hold at least 75% of the issued Castellina Ordinary Shares, present in person or by proxy, provided that if, within 30 minutes from the time appointed for a meeting, a quorum is not present, the meeting shall stand adjourned to the same day in the next week, at the same time and place or, if that day is not a Business Day, to the next succeeding business day and if, at such adjourned meeting, a quorum is not present within 30 minutes from the time appointed for the meeting, the shareholders then present in person or by proxy shall be a quorum.*

6. *AD 9: RESOLUTIONS*

Subject to clause 6.3 of the shareholders agreement and to the provisions contained in clause 10 of the shareholders agreement, resolutions of directors of Castellina in order to be of force and effect must be approved by a majority of the votes of the directors present at a properly constituted meeting. Each director appointed by a Castellina Ordinary Shareholder in accordance with clauses 5.1, 5.5 or 5.6 of the shareholders agreement shall, whether voting by a show of hands or by way of a poll, have as many votes as are equal in number to the number of Castellina Ordinary Shares held by the shareholder appointing such director divided by the number of directors so appointed by such shareholder, present and voting at the meeting. Each other director shall have one vote. Any fractions of votes which may result pursuant to the application of this 9 of the shareholders agreement shall be counted and not ignored.

7. *AD 10: RESOLUTIONS ON RESTRICTED MATTERS*

10.1 *The Castellina Ordinary Shareholders undertake to procure that Castellina shall not, subject to any duly authorised delegation contemplated in clause 6.4 of the shareholders agreement read with clause 10.1.4 of the shareholders agreement and compliance by the relevant executive managers with the terms of clause 6.4 of the shareholders agreement which relate to them and the terms of such delegation, engage in, agree to, perform or undertake any of the following acts or matters, except as may be approved or agreed to by directors appointed by Castellina Ordinary Shareholders who at the relevant time hold at least 85% of the issued shares and the directors' powers and the Castellina Ordinary Shareholders' powers shall be limited accordingly:*

10.1.1 *the undertaking of any new business activity outside the scope of the business of Castellina and its subsidiaries on the date on which the resolution in question is proposed;*

10.1.2 *changing the business of Castellina and its subsidiaries as determined on the date on which the resolution in question is proposed;*

10.1.3 *the increase, alteration, sub-division, repurchase or reduction of the issued and/or authorised share capital of Castellina, including the allotment and issue of shares and the authorisation to issue share certificates of Castellina and any acquisition by Castellina and/or any of its subsidiaries of any of the issued Castellina Ordinary Shares;*

10.1.4 *the delegation to executive management of powers regarding the day-to-day operations of the business of Castellina and its subsidiaries and the determination of prescribed authority limits in relation thereto, as contemplated in clause 6.4 of the shareholders agreement;*

10.1.5 *the amendment or withdrawal of any delegation referred to in clause 10.1.4 of the shareholders agreement;*

10.1.6 *the repayment of any additional amounts of the Loans as contemplated in Annexure A or Annexure B of the shareholders agreement, as the case may be;*

10.1.7 *the declaration and payment of any additional dividends as contemplated in clause 17.3 of the shareholders agreement;*

10.1.8 *the incurring or renewal or re-financing of long-term debts or any other material borrowing or any change to the terms and conditions of any such borrowing;*

10.1.9 *the incurral by Castellina of any material foreign exchange exposure, whether in the ordinary course of business or otherwise;*

10.1.10 *the transfer of any Castellina Ordinary Shares held by the underwriters to such black economic empowerment investor as the underwriters may jointly approve in writing on such acceptable terms as may be reasonably required jointly by the underwriters, as contemplated in the offer;*

10.1.11 *the undertaking of any act by Castellina which requires a special resolution of Castellina to be passed, pursuant to the Companies Act;*

10.1.12 *the conclusion of any contract outside the ordinary course of the business of Castellina and its subsidiaries;*

10.1.13 *the institution or defence of any legal proceedings, other than those arising in the ordinary course of the business, of Castellina and its subsidiaries;*

10.1.14 *the determination of whether an asset of Castellina or any of its subsidiaries is or was "core" or "non-core" for the purposes of the loan terms set out in Annexure A and Annexure B and clause 17 of the shareholders agreement;*

10.1.15 *the issue of any debentures or any other like instruments (including convertible instruments) or any amendments to the terms and conditions thereof;*

10.1.16 *the adoption and/or implementation of any advice regarding optimal structuring of Castellina and its subsidiaries and associates;*

10.1.17 *the adoption of any financing or capitalisation structures in relation to Castellina;*

10.1.18 *the issue of guarantees or suretyships or indemnities, other than in the ordinary course of business, or any amendments to the terms and conditions thereof;*

10.1.19 *the approval of any budget and an annual business plan of Castellina and any departure therefrom;*

10.1.20 *the creation and modification of mortgages, liens or other charges on Castellina's assets;*

10.1.21 *the sale or other disposal of the whole or a substantial part of the business of Castellina;*

10.1.22 *the taking over or acquisition of the whole or a substantial part of the business of any other person or any merger or amalgamation with other companies or with any other business which would constitute a material transaction for Castellina having regard to its assets and business;*

10.1.23 *discontinuance of any of the material business activities of Castellina;*

10.1.24 *the sale or other disposal of all or a major part of Castellina's assets (including but not limited to the goodwill of Castellina and/or any of its intangible assets);*

10.1.25 *the sale or other disposal of any material asset of Castellina (including but not limited to the goodwill of Castellina and/or any of its intangible assets), other than in the ordinary course of business;*

10.1.26 *the making of any loan to any third party exceeding R5 000 000 or to all third parties in the aggregate in excess of R25 000 000, other than in the ordinary course of business of Castellina;*

10.1.27 *the establishment or implementation of or any material changes in Castellina's financial policy (including but not limited to payments to shareholders) or material accounting policies;*

10.1.28 *the conclusion and/or implementation of any transaction with any shareholder or officer or director of Castellina or any relative of any of the aforegoing or any created entity in which any of the aforegoing has an interest;*

10.1.29 *the amendment of Castellina's memorandum or articles of association;*

10.1.30 *a compromise generally with Castellina's creditors;*

10.1.31 *the winding-up of Castellina or any application for its judicial management;*

10.1.32 *the appointment or dismissal of Castellina's auditor or the valuation auditor contemplated in clause 20 of the shareholders agreement;*

10.1.33 *the incorporation or acquisition of a subsidiary of Castellina;*

10.1.34 *the appointment, dismissal and/or determination and/or increase of the remuneration of the executive directors, directors of material subsidiaries of Castellina and directors on divisional boards;*

10.1.35 *changing the year-end of Castellina;*

10.1.36 *the adoption or amendment of employment benefits for the employees including medical aid, pension and provident fund benefits;*

10.1.37 *the granting of any share options by Castellina or the creation or amendment of any employee share scheme with the inclusion of any profit sharing arrangements by Castellina;*

10.1.38 *the payment of any management fees or similar amounts by Castellina to any third party in excess of R5 000 000;*

10.1.39 *the conclusion of financial or suspensive sale contracts, or contracts binding Castellina to any on-going financial commitments over and above any provision made for same in the then current budget or business plan of Castellina;*

10.1.40 *the approval of the audited annual financial statements of Castellina for each financial year of Castellina,*

10.1.41 *the identity of the executives who shall be entitled to participate (whether directly or indirectly) in executive incentive plan, the number of Castellina Ordinary Shares to which each participant shall be directly or indirectly entitled to, the price at which those shares are to be issued whether and, if so, the terms on which such issue is to be funded by Castellina, the identity of the trustees for the time being of the trust, if a trust is recognise or established for this purpose and the terms of the trust deed in relation to such trust;*

10.1.42 *the amendment of the terms of the the Bridging Loan Claims or the Class "A" Loan Claims.*

and/or any of the aforegoing insofar as it concerns any subsidiary of Castellina, references to the "company" being deemed, where appropriate, to also be references to each such subsidiary

10.3 *The provisions of clauses 10.1.9, 10.1.14, 10.1.20, 10.1.22 and 10.1.39 of the shareholders agreement ("applicable clauses") shall only apply in respect of those matters and/or issues contemplated in the applicable clauses where any monetary amounts contemplated by the applicable clauses fall outside the budget and annual business plan of Castellina and the amounts in question are in excess of R25 000 000, whether singularly or in the aggregate.*

10.4 *To the extent that any rand amount is referred to in clause 10.3 of the shareholders agreement, it shall apply in the first year from the implementation date and shall escalate or decrease thereafter annually in accordance with the changes in the consumer price index. For the purposes of the aforegoing the "consumer price index" shall mean the weighted average consumer price index, all items within the 12 areas specified in the notices notified by Statistics South Africa, provided that in the event of the publication being discontinued, or of any change in the basis of computation of that index, an index prepared or recommended by the auditors of Castellina shall be adopted in the place of the consumer price index.*

8. ***AD 12: PRE-EMPTIONS AND TRANSFERS OF SHARES***

12.1 *It is agreed that:*

12.1.1 *unless otherwise agreed in writing by the holders of at least 85% of the issued Castellina Ordinary Shares, a shareholder may not sell, transfer, pledge, encumber or otherwise dispose of or transfer (collectively, "dispose of") (including, but not limited eiusdem generis by way of donation or dividend) its shares or any rights in or to such shares other than in terms of clauses 12 and 13 of the shareholders agreement and any other provision of the shareholders agreement specifically providing for disposal, and only if, in one and the same transaction, it likewise disposes of a pro rata share of its Class "A" Loan Claims. Furthermore the provisions of clauses 12 and 13 of the shareholders agreement shall also apply mutatis mutandis to any rights offers or allotments made to any shareholders;*

12.1.2 *accordingly, all references in clauses 12 and 13 of the shareholders agreement to the offer, sale, disposal, alienation, transfer, pledge, encumbrance or transmission of a share shall, unless the context otherwise requires, be deemed to apply also to the pro rata share of the Class "A" Loan Claims of the holder of such share and to any rights offers or allotments.*

12.2 *Subject to clause 12.15 of the shareholders agreement, a share may be transferred from:*

12.2.1 *a shareholder in Castellina, to the trustee nominee officio of a trust established solely for the benefit of one or more of any immediate relations and/or any descendant of the shareholder and/or the shareholder, and vice versa;*

12.2.2 *a shareholder in Castellina, to any private company and/or close corporation, all the shares of all classes of which are, and/or the entire interest in which is, held and beneficially owned by the shareholder and/or his or her immediate relations and/or trustees as are referred to in clause 12.2.1, and vice versa;*

12.2.3 *the executor of a deceased shareholder (other than an executive) to that shareholder's beneficiary;*

12.2.4 *a shareholder to any other member of that shareholder's shareholder group and vice versa and from any member of that shareholder group to any other member of that shareholder group (provided that if the transferee ceases to be a member of that shareholder group, it shall transfer same to any other member of that shareholder group within 30 days of such cessation failing which clause 12.3 of the shareholders agreement shall apply, for the purposes of which the transferee shall be the offering shareholder);*

12.2.5 *one fund to another fund which is managed by the same investment manager, in respect a) of shareholders acquiring shares on implementation of the Scheme or in terms of the Underwriting Agreement, as at the signature date and b) of shareholders acquiring shares thereafter, as at date of acquisition thereof;*

12.2.6 *a shareholder to that shareholder's immediate relation,*

subject to the proviso that the transferor notifies the company secretary thereof in writing reasonably prior to the transfer in question, it being expressly recorded and agreed that the company shall only recognise those shareholders which are reflected as registered shareholders of Castellina in the share register of Castellina.

12.3 *It is agreed that:*

12.3.1 *when a shareholder proposes to dispose of any of its shares ("offer shares") (other than in terms of clauses 12.2 or 13.2 of the shareholders agreement or any other permitted provision in the agreement) that shareholder ("disposer") shall offer the shares in writing ("offer letter") to each of the qualifying shareholders ("offeree shareholders") pro rata to their respective shareholdings inter se in the company by addressing the offer letter to the company secretary, (who shall in turn notify the offeree shareholders in writing), stating the price and the terms of payment required by the disposer; and*

12.3.1.1 *the names, addresses and telephone numbers of the third party to whom the disposer proposes to dispose of the offer shares; and*

12.3.1.2 *if the third party is a corporate entity the names, addresses and telephone numbers of its shareholders (other than in the case of a company listed on any recognised stock exchange; and*

12.3.1.3 *if the third party is a nominee or agent, the name, address and telephone number of its principal;*

12.3.2 *if, within 20 Business Days ("first 20 Business Day period") after the receipt of the offer (during which period the offer shall be irrevocable), it is not accepted in writing by all of the offeree shareholders in respect of all of the offer shares (the offer shares remaining unaccepted being hereinafter referred to as "residual shares"), the disposal shall, on the expiration of the first 20 Business Day period, offer the residual shares to those of the offeree shareholders who accepted some of the offer shares during the first 20 Business Day period, for a further period of 10 Business Days ("10 Business Day period"), it being agreed that the relevant offeree shareholders shall during the "second round" of 12.3.2 indicate upon written notice to the company secretary whether they wish to acquire a greater number of offer shares (additional share"), than their pro rata share, (and, if so, how many additional shares the offeree shareholder in question wishes to acquire);*

12.3.3 *if, within the 10 Business Day period (during which period the offer shall also be irrevocable), the offer is not accepted in writing in respect of all the offer shares by the offeree shareholders participating in the "second round" of the offer contemplated in clause 12.3.2, if more than one, proportionately to their shareholdings, or in proportions agreed amongst them, then the disposer may, within a further 20 Business Days, but not thereafter without again making an offer to the offeree shareholders in terms of clause 12.3.1, dispose of all the offer shares (but not fewer) to the named third party only, at a price not lower and on terms not more favourable to such person than the price at and terms on which the offeree shareholders were entitled to purchase them;*

12.3.4 *the fact that the disposer gives any third party normal warranties shall not constitute terms more favourable than those given to the offeree shareholders who will not be given any warranties, save for such warranties of good title as may be reasonably required by an offeree shareholder;*

12.3.5 *if whilst an offer in terms of this clause 12.3 is pending, the provisions of clause 13.2 of the shareholders agreement become operative in respect of the offer shares, then at the election of any of the offeree shareholders (which election shall be made in writing delivered to the company secretary within 10 Business Days after the provisions of clause 13.2 of the shareholders agreement become operative) the offer in terms of this clause 12.3 shall be deemed to be withdrawn and substituted with the forced sale offer in terms of clause 13.2 of the shareholders agreement.*

12.4 *Subject to clause 12.5, transfer of any shares acquired in terms of clause 12 shall be given to the person so acquiring them.*

12.5 *Notwithstanding anything to the contrary herein contained, but subject to clause 28.6 of the shareholders agreement, no share shall be transferred to a person not bound by the provisions of the shareholders agreement, including the heirs or beneficiaries of any shareholder, unless it agrees to be bound to this agreement, and nominates by notice a domicilium citandi et executandi for the purposes of clause 23 of the shareholders agreement, to the company secretary.*

12.7 *Notwithstanding any contrary provision of the shareholders agreement, but subject to the other provisions of clauses 12 and 28.6 of the shareholders agreement, if a shareholder holds 20% or more of the issued shares of Castellina, such shareholder may not dispose of any of its Castellina Ordinary Shares unless the number of shares disposed by it comprises at least 5% of the issued shares of Castellina at the relevant time (or, if such shareholder holds between 20% and 25% of the issued Castellina Ordinary Shares, such lesser percentage as will result in the holding of such shareholder being reduced to 20% or less of the issued shares of Castellina) and the provisions of clause 15.2 of the shareholders agreement shall also apply to such disposal.*

9. *AD 13: FORCED SALES*

13.1 *References in clause 13 of the shareholders agreement to "the offering shareholder" shall mean:*

13.1.1 *any shareholder which is a company or close corporation (if its holding of shares in Castellina and its Bridging Loan Claims and/or Class "A" Loan Claims are its major assets, other than cash), which ceases to be ultimately controlled, directly or indirectly, by all or the majority in number of the controlling shareholders or members (at the date on which such shareholders first acquired shares in Castellina) in question or any relevant person contemplated in clause12.2 of the shareholders agreement;*

13.1.2 *the private company and/or close corporation contemplated in clause 12.2.2 of the shareholders agreement, if any shares in its capital and/or any interest in such close corporation ceases to be held by the original shareholder contemplated therein;*

13.1.3 *the provisional trustee or the provisional liquidator of any shareholder who is provisionally liquidated or provisionally sequestrated;*

13.1.4 *the trust contemplated in clause 12.2.1 of the shareholders agreement, if all persons who become beneficiaries or trustees of the trust are not immediate relations of the shareholder contemplated in clause 12.2.1 of the shareholders agreement or if the trust ceases to operate primarily for the benefit of those who are beneficiaries on the date when the trust first acquired shares in Castellina;*

13.1.5 *any shareholder (including, without limitation, a shareholder permitted by clause 12.2 of the shareholders agreement) which disposes or purports or attempts to dispose of any of its shares, other than to a person and in a manner expressly permitted by the terms of this agreement.*

13.2 *It is agreed that:*

13.2.1 *as soon as an event contemplated in clause 13.1 of the shareholders agreement occurs:*

13.2.1.1 *the offering shareholder shall notify Castellina secretary thereof, in writing;*

13.2.1.2 *the company secretary shall in turn notify the qualifying shareholders in writing;*

13.2.2 *after learning of the occurrence of an event contemplated in clause13.1 of the shareholders agreement any one or more of the qualifying shareholders of Castellina ("interested shareholders") may, by notice in writing to the offering shareholder and Castellina secretary, compel the offering shareholder to offer his Castellina Ordinary Shares to the interested shareholders at a price sounding in money in South African currency which shall be determined in accordance with the provisions of clause 20 of the shareholders agreement;*

13.2.3 *the offering shareholder shall be deemed to have offered the Castellina Ordinary Shares to the interested shareholders (if more than one in proportions agreed among them or if not so agreed proportionately to their shareholding) at the price determined in accordance with the provisions of clause 20 of the shareholders agreement. Such offer shall be open for acceptance thereafter for a period of 20 Business Days from the date on which the qualifying shareholders receive the notices referred to in clause 13.2.1.2 of the shareholders agreement and failing acceptance thereof in respect of all such Castellina Ordinary Shares within such period the offering shareholder shall be deemed on the expiration of that 20 Business Day period to have offered the Castellina Ordinary Shares not so accepted to those of the interested shareholders who accepted some of the shares during the first 20 Business Day period, mutatis mutandis in accordance with clause 12.3.2 of the shareholders agreement, and if within the second 10 Business Day period which thus ensues the offer is not accepted in respect of all such Castellina Ordinary Shares, the offer shall lapse. Such lapsing of the offer shall not affect the continued application of the pre-emptive provisions of this agreement. If the offer is accepted in respect of all such shares, the effective date of the sale shall be the day prior to the date upon which the event contemplated in clause 13.1 of the shareholders agreement, which triggered the offer, occurred;*

13.2.4 *the proportionate share of the purchase price so determined of each interested shareholder who accepts the offer shall be payable in cash immediately, to the offering shareholder;*

13.2.5 *the Castellina Ordinary Shares shall be delivered in transferable form to the shareholders in question against payment of the purchase price for them;*

13.2.6 *if the offer is not accepted in respect of the whole of such Castellina Ordinary Shares, the offering shareholder shall be entitled to retain such shares subject to the provisions of this agreement.*

13.3 *The provisions of clauses 12.4 and 12.6 of the shareholders agreement shall apply mutatis mutandis to this clause 13 of the shareholders agreement.*

10. *AD 14: COME-ALONG*

14.1 *If a third party ("third party") makes an offer to acquire Castellina Ordinary Shares that is conditional on it acquiring the entire issued share capital of Castellina and all the Class "A" Loan Claims, and provided that shareholders holding not less than 80% of the issued shares accept such offer in respect of their Castellina Ordinary Shares and Class "A" Loan Claims and invoke the provisions of this clause 14 of the shareholders agreement by written notice to the company secretary who shall provide a copy to all other shareholders (after first having complied with the relevant provisions of clause 12.3 of the shareholders agreement and the remaining shareholders having refused the offer made to them in terms of clause 12.3 of the shareholders agreement, it being agreed that the purchase price at which the shares and Class "A" Loan Claims are to be offered to the remaining shareholders shall be the same purchase price per share and Class "A" Loan Claims as offered by the third party and not a purchase price as determined in accordance with the provisions of clause 20 of the shareholders agreement), then the remaining shareholders in Castellina shall be obliged to and shall be deemed to have accepted the offer of the third party in respect of all their shares in Castellina and all their Class "A" Loan Claims at a purchase price per share equal to the total price offered by the third party therefor divided by the total number of issued shares in the share capital of Castellina plus the face value of the Class "A" Loan Claims, provided that if the third party did not offer to pay the face value of the Class "A" Loan Claims, the purchase price thereof shall be the price offered by the third party and accepted by shareholders holding not less than 80% of the Castellina Ordinary Shares.*

14.2 *Each of the Castellina ordinary shareholders irrevocably and in rem suam hereby appoints any of the other shareholders at the time as his attorney and agent to do all such things as may be necessary to comply with the provisions of this clause 14 and to effect transfer of its Castellina Ordinary Shares and Class "A" Loan Claims to the third party in the circumstances contemplated in clause 14.1 of the shareholders agreement.*

11. *AD 15: TAG ALONG*

15.1 *If a third party ("third party") offers to purchase shares in Castellina and Class "A" Loan Claims against Castellina constituting at least 40% of the issued shares and 40% of the Class "A" Loan Claims ("sale interest"), then, notwithstanding that the shareholders to whom such offer has been made ("principal shareholders") have complied with the provisions of clause 12.3 of the shareholders agreement (it being agreed that the purchase price at which the shares and Class "A" Loan Claims are to be offered to the qualifying shareholders shall be the same purchase price as offered by the third party and not a purchase price determined in accordance with the provisions of clause 20 of the shareholders agreement), if any of the qualifying shareholder/s to whom the offer*

has not been made by the third party, indicate in writing in response to the offer in terms of clause 12.3 of the shareholders agreement that they wish to dispose of their shares in and Class "A" Loan Claims against Castellina (such qualifying shareholder/s being hereinafter referred to as "requisitionists"), the principal shareholders shall not be entitled to sell their sale interest unless, in conjunction with the sale of their sale interest, they procure the sale of the issued shares and Class "A" Loan Claims of the requisitionists, or such proportion thereof as bears the same relationship to all their shares and Class "A" Loan Claims as the sale interest bears to all the shares and Class "A" Loan Claims held by the principal shareholders, as the case may be, at the same price per share and per unit Class "A" Loan Claim and on the same terms to the third party purchaser; provided that:

15.1.1 *if the principal shareholders fails to procure such sale, they shall refrain from selling any Castellina Ordinary Shares or Class "A" Loan Claims to the third party purchaser, except in terms of clause 15.1.2 of the shareholders agreement; and*

15.1.2 *the principal shareholders shall be obliged to abate the extent of the Castellina Ordinary shares and Class "A" Loan Claims sold by them, in order to enable a sale to be effected of the same proportion of the Castellina Ordinary Shares and Class "A" Loan Claims of the requisitionists, if the requisitionists so require.*

15.2 *Notwithstanding any contrary provision of this agreement, if any shareholder holding 20% or more of the issued shares in Castellina disposes of its shares and Class "A" Loan Claims as contemplated in clause 12.7 of the shareholders agreement, the provisions of clause 15.1 of the shareholders agreement shall apply mutatis mutandis to such disposal, provided that references herein to "principal shareholders" shall be deemed in such event to refer to that shareholder ("offeror") and the offer to the qualifying shareholders ("offerees") shall be in respect of such number of shares (and corresponding Class "A" Loan Claims) of each offeree as bears the same relationship to the total number of shares and corresponding Class "A" Loan Claims held by that offeree as the number of shares sought to be disposed of by the offeror bears to the total number of shares held by the offeror.*

12. *AD 16: REPAYMENT OF LOANS*

The terms of repayment of the Loans and the other terms of the Loans are as set out in Supplementary Information: Annexure 9 and Annexure 10 to this Document.

13. *AD 17: DIVIDENDS*

17.1 *Subject to:*

17.1.1 *the directors of Castellina being reasonably satisfied as to the requirements of solvency and liquidity having been adhered to as required in terms of the Companies Act;*

17.1.2 *the Class "A" Loan Claims and the Bridging Loan Claims having been repaid in full, both in respect of capital and interest; and*

17.1.3 *prior written approval of the financial institutions and other secured creditors who have lent money to Castellina and/or its subsidiaries, if and to the extent such prior written approval is required in terms of the relevant loan agreements, provided that no dividend declaration or payment may constitute a breach of any agreement between Castellina and any financial institution and/or secured creditors of Castellina;*

the minimum amount available to Castellina for the declaration and payment of dividends is, subject to clause 17.3 of the shareholders agreement:

17.1.4 *all the net proceeds of the sale by Castellina and its subsidiaries of any non-core assets as same may be determined in terms of clause 10.1 of the shareholders agreement, such net proceeds to be determined by the board of Castellina (provided however that the ordinary shares in other companies listed on the JSE are agreed to comprise "non-core" assets) after providing for any tax on such proceeds; plus*

17.1.5 *33,3% of the sum of the following amounts, as derived from the consolidated audited financial statements of Castellina in respect of the relevant financial period:*

17.1.5.1 *the profit attributable to ordinary shareholders of Castellina in respect of the relevant financial period, as determined in accordance with South African GAAP;*

17.1.5.2 *plus any losses or charges, and/or less any profits, during the relevant financial period relating to the following items: (i) after-tax exceptional items in accordance with South African GAAP; (ii) after-tax profit or loss of any financing exchange rate gains or losses and (iii) amortisation of goodwill.*

17.2 *The shareholders shall procure that the total amount referred to in clause 17.1 of the shareholders agreement shall, subject to the prior repayment in full of the loans and accrued interest thereon, be declared and paid by Castellina to its shareholders within five business days of the date on which the consolidated annual financial statements of Castellina are approved by the board. If this date is later than 60 days after the end of Castellina's financial year, a provisional declaration and payment will be made to shareholders based on the management accounts for the period to which the consolidated annual financial statements relate, which provisional amount will be supplemented, in so far as may be required, within five business days of the date on which the consolidated annual financial statements of Castellina are approved by the board.*

17.3 *The total amount referred to in clause 17.1 of the shareholders agreement is a minimum amount and the board may, in accordance with the relevant provisions of clause 10 in the shareholders agreement, and in compliance with the terms of Castellina's senior debt providers and the provisions of the Companies Act, agree to declare and pay larger dividends to the shareholders of Castellina.*

17.4 *In the event of any dispute regarding the calculation of the minimum amount contemplated in clause 17.1 of the shareholders agreement, such dispute shall be referred to Castellina's auditors at the time, acting as experts and not as arbitrators, for final and binding determination.*

17.5 *If directors appointed by holders of at least 85% of the issued shares agree that the amount of the dividends may be less than the total amount contemplated in clause 17.1 of the shareholders agreement, Castellina shall declare and pay such dividends as the 85% shareholders may decide.*

14. *AD 19: DETAILED MANAGEMENT ACCOUNTS*

Castellina shall procure that:

19.1 *four sets of detailed management accounts of Castellina, for the periods ending 30 September, 31 December, 30 April and 30 June each year are prepared within 45 days of the end of the period in respect of which such accounts are being prepared. Such management accounts shall be circulated to all shareholders holding a qualified shareholding, forthwith after completion;*

19.2 *detailed management accounts of Castellina's operating subsidiaries are prepared on a monthly basis within 40 days of the end of the month in respect of which such accounts are being prepared. Such management accounts shall be circulated to all shareholders holding a qualified shareholding, forthwith after completion;*

19.3 *the annual financial statements of Castellina are addressed to all shareholders within three months of the end of each financial year of Castellina.*

15. *AD 20: VALUATION*

20.1 *For purposes of this clause 20, the following terms shall have the meanings assigned to them hereunder and cognate expressions shall have corresponding meanings, namely:*

20.1.1 *"valuation" means a valuation of the shares of Castellina, the Class "A" Loan Claims and the Bridging Loan Claims, to be determined by the valuation auditor as contemplated in clause 20.2 of the shareholders agreement;*

20.1.2 *"valuation auditor" means the firm of auditors appointed by Castellina in terms of clause 20.2 of the shareholders agreement;*

20.1.3 *"valuation date" means the date on which an interested shareholder delivers a notice in writing to the company secretary as contemplated in clause 13.2.1 of the shareholders agreement.*

20.2 *The company shall procure that within 15 Business Days of the valuation date, Castellina shall appoint a firm of auditors to undertake a valuation of Castellina at the valuation date, subject to the following terms and conditions:*

20.2.1 *the valuation auditor shall be a firm of recognised auditors, duly registered as such in accordance with the applicable legislation;*

20.2.2 *the valuation auditor shall be experienced in undertaking valuations of business concerns conducting business within the retail industry, it being recorded and agreed in order to avoid any doubt that Castellina is a business concern conducting business activities within the retail industry, and the valuation auditor shall demonstrably possess the necessary experience in the valuation methodologies applicable to the retail industry;*

20.2.3 *the valuation auditor shall be entitled to obtain such sworn or other valuations of the assets of Castellina as it may deem necessary or desirable;*

20.2.4 *the valuation auditor shall be entitled to take account of written representations relevant to the determination of the annual valuation by Castellina and/or any of the qualifying shareholders or their respective representatives and for this purpose Castellina shall advise each of the qualifying shareholders in writing of the details of the valuation auditor as soon as reasonably possible following the appointment of the valuation auditor in terms of clause 20.2 of the shareholders agreement. The company and the qualifying shareholders shall be entitled to interact with the valuation auditor and to motivate their written representations in such manner as the valuation auditor may determine to be reasonable.*

20.3 *The company shall procure that the valuation auditor shall furnish Castellina with the relevant valuation within 30 Business Days of the date of the appointment of the valuation auditor as contemplated in clause 20.2 of the shareholders agreement.*

20.4 *The valuation will be lodged with the company secretary of Castellina who shall distribute it to the qualifying shareholders and the valuation may be inspected by all the shareholders during normal business hours on prior written notice to Castellina secretary, subject to such reasonable confidentiality undertakings by the shareholders concerned as Castellina may impose.*

20.5 *It is expressly recorded and agreed that where it is necessary to re-value Castellina within one year of the finalisation of any valuation (the "most recent valuation"), Castellina shall procure that the most recent annual valuation shall be escalated at the money market call rate quoted by Nedbank, a division of Nedcor Limited, unless the board is of the opinion that there have been changes and/or events, whether relating to Castellina or otherwise, since the date of the most recent annual valuation, which would be likely to materially affect the value of Castellina in which event the board shall procure that the valuation auditor (subject to the provisions of clause 20.6 of the shareholders agreement) who had undertaken the then most recent annual valuation (and if the valuation auditor in question is unable to do so, a valuation auditor appointed in terms of the provisions of clause 20.2 of the shareholders agreement, mutatis mutandis) shall revise the most recent annual valuation and prepare a valuation ("revised annual valuation"), mutatis mutandis in accordance with clause 21.2 of the shareholders agreement.*

20.6 *Where it is necessary to determine a revised valuation (as contemplated in clause 20.5 of the shareholders agreement), the most recent valuation shall be revised by the occurrence of any material increase or decrease in the profitability of Castellina, it being agreed that the word "material" for this purpose shall mean having regard to prudent economic and business guidelines, during the period from the preceding valuation date to the date of the valuation in question.*

20.7 *The company shall make available to the valuation auditor such information of Castellina as the valuation auditor may request from Castellina for purposes of the annual valuation and any revised annual valuation.*

20.8 *The company shall bear the cost of each valuation and any annual valuation.*

16. *AD 25: SHARE ISSUES TO NEW EMPLOYEES*

After the signature date, such employees of Castellina and its subsidiaries as the board in its sole and absolute discretion by 85% majority may decide from time to time, shall for purposes of this agreement be deemed to be and/or acquire the status of an "executive" and shall for that purpose be entitled to participate in the executive incentivisation plan referred to in clause 1.2.14 of the Shareholders Agreement, subject to the proviso that such an executive to the extent that he acquires shares directly in Castellina executes a written undertaking in favour of Castellina and the shareholders to the effect that such an executive shall be bound by the provisions of this agreement.

17. *AD 28: THE LISTING OF THE COMPANY*

28.1 *Notwithstanding any contrary provision of this agreement (including, but not limited to the provisions of clause 21 of the shareholders agreement and/or the referral of any dispute arising from this agreement to arbitration and/or a competent court for adjudication in terms of this agreement) but subject to the provisions of this clause 28 of the shareholders agreement if shareholders (or any combination of shareholders) who hold not less than 40% of the issued shares ("listing shareholders"), deliver to the other shareholders a written request ("listing request") that Castellina be listed on any recognised stock exchange, all of the other shareholders undertake to vote in favour of any such resolution proposed at any duly constituted shareholders' meeting for that purpose and undertake to do all such things (and to procure that the directors appointed by them do all such things) as shall be necessary in order for Castellina to be listed on any such recognised stock exchange in accordance with the provisions of this clause 28 of the shareholders agreement within a reasonable period after the date of the listing request.*

28.2 *If the underwriters deliver the listing request, the underwriters shall be entitled, pro rata to their respective shareholdings inter se in the issued share capital of Castellina, to elect to sell such number of their shares in Castellina to such third parties as may reasonably be necessary to achieve the shareholder spread which is required by the rules of the relevant stock exchange at the time (the "free float"), or such lesser number of shares as the underwriters may elect to sell. The underwriters election in this regard shall be specified in the listing request.*

28.3 *If the underwriters do not elect to sell any shares in the capital of Castellina as envisaged in clause 28.2 of the shareholders agreement or if the underwriters elect to sell a lesser number of shares than the number reasonably required to achieve the free float, as contemplated in clause 28.2 of the shareholders agreement, the free float or the remainder of the free float, as the case may be, shall be created by way of a rights offer to the shareholders of Castellina, pro rata to their shareholdings in the issued share capital of Castellina. All of the shareholders, save for the underwriters, shall be entitled (but not obliged) to follow their rights. Any shareholder which elects not to follow its rights (it being recorded that the underwriters shall be obliged to elect not to follow their rights) shall be entitled to renounce and transfer its rights in favour of any other person (including, but not limited to, existing shareholders of Castellina) in order, inter alia, to achieve the free float.*

28.4 *If the listing shareholder is any shareholder other than the underwriters, the free float shall, at the election of the underwriters, be created by way of: (i) the sale by shareholders of Castellina of such portion of their shares as may be required to achieve the free float or (ii) a new issue of shares to achieve, inter alia, the free float or (iii) by way of a combination of (i) and (ii) in such proportions as the underwriters may elect. The underwriters' election regarding the aforegoing shall be by way of written notice to Castellina ("election notice"). The shareholding of all the shareholders in Castellina pursuant to a listing which is triggered as contemplated in clause 28.4 of the shareholders agreement shall be reduced and/or diluted, as the case may be, pro rata to their shareholding in Castellina.*

28.5 *The price at which any shares will be issued by Castellina in terms of clause 28 of the shareholders agreement shall be determined by an independent merchant bank appointed by Castellina mutatis mutandis (such appointment being deemed to require approval by a special majority) in accordance with the provisions of clause 10.1 of the shareholders agreement, and in the event that the board is unable to secure the agreement of directors appointed by shareholders holding 85% of the entire issued share capital of Castellina, then, notwithstanding any contrary provision of this agreement, the independent merchant bank shall be appointed by the President for the time being of The South African Institute of Chartered Accountants and failing him the chairman of the Cape Town Bar Council. The independent merchant bank shall, in valuing the shares, apply current valuation methodologies mutatis mutandis in accordance with clauses 20.2.3 and 20.2.4 of the shareholders agreement. The price so determined shall be binding on the parties and shall apply to all rights offers and other issues of shares in clause 28.3 and 28.4 of the shareholders agreement. All other relevant terms of any sale of shares, rights offer and/or new issue of shares contemplated in the aforegoing provisions of clause 28 of the shareholders agreement shall, to the extent appropriate or required by the rules of the relevant stock exchange, be as set out in the prospectus relating to the listing of which such sale, rights offer and/or issue shall form an integral part all of which terms shall be approved by the special majority envisaged in clause 10.1 of the shareholders agreement.*

28.6 *The provisions of clause 12 of the shareholders agreement shall not apply to any sales contemplated in this clause 28, notwithstanding any contrary provision of this agreement.*

28.7 *The provisions of clause 28 of the shareholders agreement shall only become effective after the lapse of a period of two years from the implementation date.*

28.8 *Notwithstanding any contrary provision of this agreement, on a listing of the shares of Castellina on a recognised stock exchange, this agreement shall lapse and shall, save for any rights and/or obligations of the parties which arose prior to such listing, be of no further force or effect.*

18. *AD 33: KEY MAN INSURANCE*

The shareholders shall procure that Castellina secures and maintains at its expense "key man" insurance in respect of the managing director of Pepkor and the managing directors of Pep, Best & Less and Ackermans (each of which are divisions or subsidiaries of Pepkor) and any other persons whom the board deem to be crucial to the business of Castellina and/or its subsidiaries, on terms to be approved by the board. The quantum of the key man insurance shall not be less than R100 000 000.

Terms of the Class "A" Loan Claims

1. Castellina will be charged interest on the Class "A" Loan Claims outstanding from time to time, calculated at the prime rate (being the rate quoted as such by Nedcor Bank Limited in respect of the unsecured overdraft accounts of that bank's most favoured corporate clients, as certified by any manager of that bank whose appointment or authority it shall not be necessary to prove), plus 2% nominal annual compounded monthly from the Operative Date.

2. The interest will accrue on a day-to-day basis and will be capitalised monthly on the last day of each calendar month.

3. The Class "A" Loan Claims are to be subordinated to, and shall not be repaid prior to the repayment in full of the Bridging Loan Claims, any loans from financial institutions to Castellina and its subsidiaries, and other secured creditors, plus accrued interest on such other liabilities.

4. Castellina shall be obliged, in each relevant financial period, to effect repayment of the Repayment Amounts (see 6 below) of the Class "A" Loan Claims subject only to:

   4.1 compliance with the relevant provisions of the Shareholders Agreement and/or Castellina's articles of association;

   4.2 repayment in full of the Bridging Loan Claims and accrued interest thereon;

   4.3 prior written approval of the financial institutions and other secured creditors who have lent money to Castellina and/or its subsidiaries, if and to the extent such prior written approval is required in terms of the relevant loan agreements;

   4.4 no such repayment constituting a breach of any agreement between Castellina and any financial institution and/or secured creditors of Castellina;

   4.5 compliance with the Companies Act.

5. The Class "A" Loans are not transferable by a holder thereof, save together with such number of Castellina Ordinary Shares as bears the same relationship to all the Castellina Ordinary Shares held by that holder as the face value of the Class "A" Loan Claims sought to be transferred bears to the face value of all the Class "A" Loan Claims held by that holder.

6. The minimum amount ("Repayment Amount") of capital and interest to be repaid annually will be calculated annually not later than 60 days after the end of the financial year of Castellina. The Repayment Amount shall be the aggregate of:

   6.1 all the net proceeds of the sale by Castellina and its subsidiaries of any "non-core" assets (the determination as to whether assets are "core" or "non-core" is be made by the board of Castellina in accordance with the provisions of clause 10.1 of the Shareholders Agreement, provided, however, that Pepkor's shares in all companies listed on the JSE are agreed to comprise "non-core" assets) such net proceeds to be determined by the board of Castellina (by way of a simple majority vote) after providing for any tax on such proceeds; *plus*

   6.2 33,3% of the sum of the following amounts, as derived from the consolidated audited financial statements of Castellina in respect of the relevant financial period:

      6.2.1 the profit attributable to ordinary shareholders of Castellina for the said financial period as determined in accordance with South African GAAP; *plus*

      6.2.2 any losses or charges, and/or less any profits during the said financial period, relating to the following items: (i) after-tax exceptional items in accordance with South African GAAP; (ii) after-tax profit or loss of any financing exchange rate gains or losses; (iii) amortisation of goodwill; (iv) the after-tax interest charge on the Class "A" Loan Claims and (v) the after-tax interest charge on the Bridging Loan Claims.

7. The total Repayment Amount referred to in 6 above shall be repaid by Castellina:

   7.1 to the holders of the Bridging Loan Claims and the Class "A" Loan Claims, in each case *pro rata* to the relevant claims and interest thereon owing to such persons, in the following order of preference: firstly to the holders of the Bridging Loan Claims and secondly, provided the Bridging Loan Claims plus all accrued interest thereon have been repaid in full, to the holders of Class "A" Loan Claims;

7.2 by no later than five Business Days after the finalisation of the consolidated annual financial statements of Castellina in respect of the relevant financial period. If this date is later than 60 days after the end of the relevant financial period, a provisional payment will be made to the holders of the relevant claims. The amount of such provisional payment will be calculated by having taken account of the management accounts for the period to which the consolidated annual financial statements will relate and such provisional amount will be supplemented, insofar as may be required, within five Business Days of finalisation of the consolidated annual financial statements.

8. The Repayment Amount contemplated in 6 above is a minimum amount and Castellina may, subject to the conditions in 4 above agree to repay greater amounts to the holders of the Class "A" Loan claims from time to time.

9. Any payment made shall, subject to the conditions referred to in 4 above, first be applied to the repayment of accrued interest and thereafter to capital.

10. The Class "A" Loan Claims shall, subject to the preferent rights of financial institutions who have lent monies to Castellina and secured creditors, be due and payable immediately in the event of the liquidation of Castellina other than for purposes of reorganisation of Castellina and/or its subsidiaries and/or its/their underlying businesses and assets.

11. Castellina shall be entitled at its instance (but subject to the approval of a special majority of directors in terms of clause 10.1 of the Shareholders Agreement) subject to the extent required, to any relevant condition in 4 above, to repay the Class "A" Loan Claims of all holders thereof, plus accrued interest thereon, by way of the cession, to those holders of claims, equal to the amounts of the Class "A" Loan Claims of the holder and his claims for interest, against one or more operating subsidiaries of Castellina.

12. The holders of at least 85% of the Class "A" Loan Claims shall be entitled by written notice to Castellina to require that these loan terms are incorporated in a comprehensive loan agreement attached to such notice containing all such standard provisions as are usually stipulated in such agreements and such comprehensive loan agreement shall be deemed to have replaced the loan terms set out herein with effect from the Operative Date.

13. These loan terms shall be deemed duly amended if the amendment is proposed in writing by holders of at least 85% of the Class "A" Loan Claims, supported, if and to the extent only that such amendment affects the rights of the holders of the Bridging Loan Claims, by written resolution of the holders of at least 85% of the holders of the Bridging Loan Claims and accepted in writing by Castellina, which acceptance is duly authorised by resolution of the directors of Castellina, which has been approved by directors representing the holders of at least 85% of the Castellina Ordinary Shares.

14. Notwithstanding any contrary provision of this Annexure B, the Class "A" Loan Claims shall be repaid in full by no later than 1 January 2020 in cash or by way of issue of shares in Castellina at the then market value of the shares.

Terms of the Bridging Loan Claims

1. Castellina will be charged interest on the Bridging Loan Claims outstanding from time to time calculated at the prime rate (being the rate quoted as such by Nedcor Bank Limited in respect of the unsecured overdraft accounts of that bank's most favoured corporate clients, as certified by any manager of that bank whose appointment or authority it shall not be necessary to prove), plus 2% nominal annual compounded monthly interest from the Operative Date.

2. The interest will accrue on a day-to-day basis and will be capitalised monthly on the last day of each calendar month.

3. The Bridging Loan Claims rank ahead of the Class "A" Loan Claims and, accordingly, Castellina will under no circumstances be obliged nor permitted to repay the Class "A" Loan Claims or to pay any of the interest payable in respect of the Class "A" Loan Claims until the whole of the Bridging Loan Claims and all interest accrued in respect thereof have been repaid.

4. Castellina shall be obliged, in each relevant financial period, to effect repayment of the Repayment Amounts of the Bridging Loan Claims (see 8 below), subject only to:

   4.1 compliance with the relevant provisions of the Shareholders Agreement and/or Castellina's articles of association;

   4.2 prior written approval of the financial institutions and other secured creditors who have lent money to Castellina and/or its subsidiaries, if and to the extent such prior written approval is required in terms of the relevant loan agreements;

   4.3 no such repayment constituting a breach of any agreement between Castellina and any financial institution and/or secured creditors of Castellina;

   4.4 compliance with the Companies Act.

5. If the outstanding capital and interest have not been repaid in full within six months of the Operative Date, at the written election of the holders of more than half by value of the Bridging Loan Claims, Castellina will within ten Business Days from the expiry of the said six-month period, either:

   5.1 issue to the holders of the Bridging Loan Claims at par value, sufficient Castellina Ordinary Shares that following the issue of these shares the holders of the Bridging Loan Claims will have a further 6% of the ordinary issued share capital in Castellina after such issue ("6% kicker"), in which event the Bridging Loan Claims shall remain due and payable on the terms set out herein; or

   5.2 repay and discharge the Bridging Loan Claims by way of the delivery and transfer to the holders of the Bridging Loan Claims of such ordinary shares of companies listed on the JSE (as were held by Pepkor or its subsidiaries at the signature date), valued at the 30-day weighted average share price as certified by the JSE and calculated up to the last trading day on the JSE prior to the date of delivery of the Documents of Title in respect of the said listed shares, as may be required to repay the Bridging Loan Claims. To the extent that Castellina fails to repay all the Bridging Loan Claims in this manner the part of the Bridging Loan Claims not so settled shall remain due and payable by Castellina and Castellina shall issue to the holders of the Bridging Loan Claims such number of Castellina Ordinary Shares at par value as bears the same relation to the shares that would represent the 6% kicker as the outstanding Bridging Loan Claims amount bears to the total Bridging Loan Claims amount at date of implementation of the Scheme.

6. The portion of the 6% kicker described in 5.1 above or the balance thereof as described in 5.2 above that will be issued to the holder of a Bridging Loan Claim will bear the same relationship to the entire 6% kicker or balance thereof, as the case may be, that the amount of the outstanding Bridging Loan Claims held by such holder bears to the total amount of the Bridging Loan Claims outstanding at the relevant time.

7. To the extent that the Bridging Loan Claims have been partially repaid within the first six months, the 6% kicker will be reduced *pro rata*.

8. The minimum amount ("Repayment Amount") of capital and interest to be repaid annually will be calculated annually not later than 60 days after the end of a financial year of Castellina. The Repayment Amount shall be the aggregate of:

8.1 all the net proceeds received by Castellina during the said financial year, in respect of the sale by Castellina and its subsidiary of any "non-core" assets (the determination as to whether assets are "core" or "non-core" to be made by the board of Castellina in accordance with the provisions of clause 10.1 of the Shareholders Agreement, provided, however, that Pepkor's shares in other companies listed on the JSE are agreed to comprise "non-core" assets), such net proceeds to be determined by the board of Castellina (by way of a simple majority) after providing for any tax on such proceeds; *plus*

8.2 33,3% of the sum of the following amounts, as derived from the consolidated audited financial statements of Castellina in respect of the relevant financial period:

8.2.1 the profit attributable to ordinary shareholders of Castellina for the said financial period as determined in accordance with South African GAAP; *plus*

8.2.2 any losses or charges, and/or less any profits, during the said financial year, relating to the following items: (i) after-tax exceptional items in accordance with South African GAAP; (ii) after-tax profit or loss of any financing exchange rate gains or losses; (iii) amortisation of goodwill; (iv) the after-tax interest charge on the Class "A" Loan Claims and (v) the after-tax interest charge on the Bridging Loan Claims.

9. The total Repayment Amount calculated in accordance with 8 above shall be paid by Castellina:

9.1 to the holders of the Bridging Loan Claims and/or the Class "A" Loan Claims, in each case *pro rata* to the relevant claims and interest thereon owing to such persons in the following order of preference: firstly to the holders of the Bridging Loan Claims and secondly, provided the Bridging Loan Claims, plus all accrued interest thereon, have been repaid in full, to the holders of the Class "A" Loan Claims;

9.2 by no later than five Business Days after the finalisation of the consolidated annual financial statements of Castellina in respect of the relevant financial period. If this date is later than 60 days after the end of the relevant financial period, a provisional payment will be made to the holders of the relevant claims. The amount of the provisional payment will be calculated by taking into account the management accounts for the period to which the consolidated annual financial statements will relate and such provisional amount will be supplemented, insofar as may be required, within five Business Days of finalisation of the consolidated annual financial statements.

10. The Repayment Amount contemplated in 8 above is a minimum amount and the board may, subject to the condition in 4 above, agree to repay greater amounts to the holders of the Bridging Loan Claims from time to time.

11. Any payment made shall, subject to the conditions referred to in 4 above, first be applied to the repayment of accrued interest and thereafter to capital.

12. The Bridging Loan Claims will be due and payable immediately in the event of the liquidation of Castellina, other than for purposes of reorganisation of the company and/or its subsidiaries and/or its/their underlying businesses and assets.

13. Castellina will be entitled at its instance (but subject to the approval of a special majority of directors in terms of clause 10.1 of the Shareholders Agreement), subject, to the extent required, to any relevant condition in 4 above, to repay the Bridging Loan Claims of all holders thereof plus accrued interest thereon by way of the cession, to those holder of claims, equal to the amount of the Bridging Loan Claims of the holders and claims for such interest against one or more operating subsidiaries of Castellina.

14. The holders of at least 85% of the Bridging Loan Claims shall be entitled by written notice to Castellina to require that these loan terms are incorporated in a comprehensive loan agreement attached to such notice containing all such standard provisions as are usually stipulated in such agreements and such comprehensive loan agreement shall be deemed to have replaced the loan terms set out herein with effect from the Operative Date.

15. These loan terms shall be deemed duly amended if an amendment is proposed in writing by holders of at least 85% of the Bridging Loan Claims, supported, if and to the extent only that such amendment affects the rights of the holders of the Class "A" Loan Claims, by written resolution of the holders of at least 85% of the holders of the Class "A" Loan Claims and accepted in writing by Castellina, which acceptance is duly authorised by resolution of the directors of Castellina, which has been approved by directors representing the holders of at least 85% of the Castellina Ordinary Shares.

16. Notwithstanding any contrary provision set out in this Annexure C, the Bridging Loan Claims shall be repaid in full by no later than 1 January 2020, in cash or by way of issue of shares in Castellina of the then market value of such shares.

Order of Court

In the High Court of South Africa **Case number 9717/03**

(Cape of Good Hope Provincial Division)

Cape Town, Monday, 24 November 2003

Before the Honourable Mr Justice Bozalek

In the *ex parte* application of:

PEPKOR LIMITED **Applicant**

(Incorporated in the Republic of South Africa)
(Registration number 1965/007765/06)

Upon the motion of Counsel for the Applicant and upon reading the Notice of Motion and the other documents filed on record:

It is ordered that:

1. A meeting ("Scheme Meeting") in terms of Section 311 of the Companies Act, 1973 (Act 61 of 1973), as amended ("Companies Act"), of the members ("the Scheme Members") of the Applicant registered as such at the close of business on Monday, 8 December 2003 ("the Scheme Members"), be convened by the Chairperson referred to in paragraph 2, to be held at 10:00 on Thursday, 11 December 2003, in the Applicant's boardroom, at 36 Stellenberg Road, Parow Industria, 7490, for the purpose of considering and, if deemed fit, agreeing, with or without modification, to the scheme of arrangement substantially in the form of the scheme attached to the papers before this Court ("the Scheme") provided that the Scheme Meeting shall not be entitled to agree to any modification of the Scheme which has the effect of diminishing the rights to accrue in terms thereof to Scheme Members;

2. Timothy Brian McIntosh, or, failing him, Peter Eugene Whelan, or failing both of them, any other independent person appointed for that purpose by this Court, be and is hereby appointed as chairperson of the Scheme Meeting ("Chairperson");

3. The Chairperson is authorised to:

   3.1 appoint scrutineers for the purpose of the Scheme Meeting;

   3.2 determine the validity and acceptability of any form of proxy submitted for use at the Scheme Meeting;

   3.3 adjourn the Scheme Meeting from time to time if the Chairperson considers it necessary to do so;

   3.4 determine the procedure to be followed at the Scheme Meeting and any adjournment thereof;

   3.5 accept forms of proxy handed to the Chairperson by no later than 30 (thirty) minutes before the Scheme Meeting is due to commence;

4. A notice convening the Scheme Meeting substantially in the form contained in the papers before the Court will be published once:

   4.1 in each of "Business Day", "Cape Times", "Die Burger" and "Beeld", by not later than 26 November 2003; and

   4.2 in the "Government Gazette" by not later than 28 November 2003.

   4.3 Such notice shall state:

      4.3.1 the time and place of the Scheme Meeting;

      4.3.2 that the Scheme Meeting has been summoned for the purpose of considering, and, if thought fit, agreeing with or without modification, to the Scheme;

      4.3.3 that a copy of this Order, the provisions of the Scheme and the Explanatory Statement in terms of Section 312(1)(a) of the Companies Act, may be inspected during normal business hours at any time prior to the Scheme Meeting at 36 Stellenberg Road, Parow Industria, 7490;

      4.3.4 that the Scheme Meeting has been convened in terms of this Order;



Making the desirable affordable

PEPKOR LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1965/007765/06)
Ordinary share code: PEP ISIN: ZAE000005344
("Applicant")

Notice of Scheme Meeting

Notice is hereby given that, in terms of an Order of Court dated Monday, 24 November 2003, the High Court of South Africa (Cape of Good Hope Provincial Division) ("Court") has ordered, in accordance with the provisions of Section 311 of the Companies Act, 1973 (Act 61 of 1973), as amended ("the Companies Act"), that a meeting ("Scheme Meeting") of ordinary shareholders in the Applicant registered as such at 17:00 on Monday, 8 December 2003, ("Scheme Members") be convened under the chairmanship of Timothy Brian McIntosh, or, failing him, Peter Eugene Whelan, or failing both of them, any other independent person appointed by the Court for the purposes of considering and, if deemed fit, agreeing to, with or without modification, the scheme of arrangement ("Scheme") proposed by Castellina Investments (Proprietary) Limited ("Castellina") between the Applicant and the holders of its ordinary shares of 5 cents each in its issued ordinary share capital ("Scheme Shares"); provided that the Scheme Meeting shall not be entitled to agree to any modification of the Scheme which has the effect of diminishing the rights of Scheme Members.

The Scheme Meeting will be held on Thursday, 11 December 2003, at 10:00, in the boardroom of the Applicant situated at 36 Stellenberg Road, Parow Industria, 7490.

The basic characteristic of the Scheme is that, upon implementation, the Scheme Shares will be acquired by Castellina which will become the owner of the entire issued share capital of the Applicant, other than the shares in the issued Ordinary Share Capital of the Applicant held by Subsidiaries of the Applicant and the Pepkor Preference Shares will be redeemed on the implementation of the Scheme. In terms of the Scheme, the Scheme Members who are registered as such at 17:00 on the consideration record date of the Scheme ("the Scheme Participants") which is anticipated to be Friday, 23 January 2004 ("Consideration Record Date"), shall be entitled to elect to receive the Scheme Consideration in cash ("Cash Consideration") alternatively, accept the Reinvestment Alternative described below. Scheme Participants who elect to receive the Cash Consideration, will receive R10.00 per Scheme Share, whilst Scheme Participants who elect to receive the Reinvestment Alternative will, for every 100 Pepkor Ordinary Shares they hold, receive:

- **60.885 Castellina Ordinary Shares (to be held subject to the Shareholders Agreement, the agreement binding Castellina and all holders of Castellina Ordinary Shares in their capacity as shareholders in Castellina which is available for inspection at the registered office of the Applicant, the salient terms of which are set out in the Explanatory Statement in terms of Section 312(1)(a) of the Companies Act and is Annexure A to the Scheme. In addition a notarially certified copy of this agreement will, together with the Scheme, be registered with the Registrar of Companies in the event that the Court sanctions the Scheme);**
- **Class "A" Loan Claims of R711.894 against Castellina; and**
- **Bridging Loan Claims of R227.221 against Castellina,**

which will be equivalent to R1 000 for every 100 Pepkor Ordinary Shares.

With respect to the Reinvestment Alternative, entitlements to a fraction of a Castellina Ordinary Share will only be rounded up if the fractional entitlement is equal to or in excess of 0.5 of a Castellina Ordinary Share. Should a fractional entitlement be below 0.5 of a Castellina Ordinary Share, there will be no compensation in respect thereof paid to a reinvesting Scheme Participant.

The Preference Shareholder of the Applicant will receive R33,3 million for the loss of rights attaching to the Pepkor Preference Shares as a result of their redemption on the implementation of the Scheme. This consideration will be settled by Castellina by allotting and issuing 33 300 000 Castellina Ordinary Shares to the Preference Shareholder. The Preference Shareholder has agreed to convert all the Bridging Loan Claims to be credited to it in terms of the Reinvestment Alternative for its Pepkor Ordinary Shares into Class "A" Loan Claims and has waived its entitlement to Class "A" Loan Claims to be credited to it in terms of the Reinvestment Alternative for its Pepkor Ordinary Shares with a face value in aggregate totalling R33,3 million. In addition, the Preference Shareholder has agreed to waive the payment from Pepkor of R91 920.93 as a result of the redemption of the Pepkor Preference Shares on the implementation of the Scheme.

The Scheme Consideration will be available during the Election Period.

Copies of the Scheme, the Explanatory Statement in terms of Section 312(1)(a) of the Companies Act explaining the Scheme, the notice convening the Scheme Meeting, the form of proxy (blue) to be used at the Scheme Meeting and the Order of the Court authorising the convening of the Scheme Meeting will be included in the document to be sent to members of the Applicant in regard to the Scheme and copies may, on request by any member of the Applicant during normal business hours, be inspected at or obtained free of charge from the registered office of the Applicant, at 36 Stellenberg Road, Parow Industria, 7490, and at the office of the Applicant's Transfer Secretaries (see below).

Each Scheme Member who holds Certificated Ordinary Shares in the Applicant or who holds Dematerialised Ordinary Shares in the Applicant through a Central Securities Depository Participant ("CSDP") and has "own-name" registration may attend, speak and vote in person at the Scheme Meeting or may appoint any other person or persons (none of whom needs to be a member of the Applicant) as a proxy or proxies to attend, speak and vote in such Scheme Member's place.

Scheme Members who oppose the Scheme may:

- vote against the Scheme, either in person or by proxy;
- voice their opinions at the Scheme Meeting;
- make representations to the Court (if the Scheme is approved at the Scheme Meeting by the requisite majority) at the time of the Court hearing as to why the Scheme should not be sanctioned.

Each Scheme Member who holds Dematerialised Ordinary Shares in the Applicant who does not have "own-name" registration should timeously inform his CSDP or broker should he wish to attend, speak and vote at the Scheme Meeting or timeously provide his CSDP or broker with his voting instruction in order for the CSDP or broker to vote on his behalf at the Scheme Meeting.

Each form of proxy should be completed and signed in accordance with the instructions printed thereon and be lodged with or posted to the Applicant's Transfer Secretaries Computershare Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107), so as to be received by no later than 10:00 on Tuesday, 9 December 2003 or handed to the Chairperson of the Scheme Meeting by no later than 30 (thirty) minutes before the time for which the Scheme Meeting has been convened.

Where there are joint holders of Scheme Shares, any one of such persons may vote at the Scheme Meeting in respect of such Scheme Shares as if such joint holder was solely entitled thereto, but if more than one of such joint holders be present or represented at the Scheme Meeting, that one of the said persons whose name appears first in the Applicant's share register or his proxy, as the case may be, will alone be entitled to vote in respect thereof.

In terms of the Order of the Court, the Chairperson of the Scheme Meeting will report the results of the Scheme Meeting to the Court at 10:00 or so soon thereafter as Counsel may be heard on Tuesday, 13 January 2004. A copy of the Chairperson's report to the Court will be made available for inspection during normal business hours at the registered office of the Applicant, on request, free of charge, during the period of 5 (five) calendar days prior to Tuesday,13 January 2004.

The Scheme is subject to the fulfilment of certain suspensive conditions stated in the Scheme, one of the conditions being the sanction of the Scheme by the Court.

Timothy Brian McIntosh
Chairman of the Scheme Meeting

Attorneys to the Applicant

Jan S de Villiers
17th Floor, Thibault Square
Cape Town, 8001
(PO Box 1474, Cape Town, 8000)
Attention: Mr Louis du Preez/Mr Pierre le Roux
Tel: (021) 405 5100

PRINTED BY INCE (PTY) LTD



Making the desirable affordable

PEPKOR LIMITED

(Incorporated in the Republic of South Africa)
(Registration number 1965/007765/06)
Ordinary share code: PEP ISIN: ZAE000005344
("Pepkor" or "the Company")

Form of proxy for the Scheme Meeting

Only for use by Pepkor members who hold their Pepkor Ordinary Shares in certificated form or "own-name" dematerialised shareholders

For use by Pepkor Ordinary Shareholders recorded in the register at 17:00 on Monday, 8 December 2003 ("the Scheme Members"), at a meeting convened in terms of an Order of the High Court of South Africa (Cape of Good Hope Provincial Division), to be held on Thursday, 11 December 2003 at 10:00, in the boardroom of Pepkor situated at 36 Stellenberg Road, Parow Industria, 7490.

If you have dematerialised your Pepkor Ordinary Shares with the Central Securities Depository Participants ("CSDP") or broker, other than with "own-name" registration, you must arrange with them to provide you with the necessary authorisation to attend the Scheme Meeting or you must instruct them as to how you wish to vote in this regard. This must be done in terms of the agreement entered into between you and the CSDP, institutional depository or broker.

I/We ______________________________

being a member of the Company, hereby appoint:

1. ______________________________ or failing him/her,
2. ______________________________ or failing him/her,
3. ______________________________ or failing him/her,
4. the Chairperson of the Scheme Meeting,

as my/our proxy to attend, speak and vote on my/our behalf at the Scheme Meeting which will be held for the purpose of considering and, if deemed fit, approving (see note 3):

With modification†	(delete whichever is not applicable)
Without modification	

a scheme of arrangement ("the Scheme") proposed by Castellina Investments (Proprietary) Limited between the Company and its shareholders and at any adjournment thereof and to vote for and/or against the Scheme and/or abstain from voting in respect of the Pepkor Ordinary Shares registered in my/our name/s, in accordance with the following instructions (see note 2):

For the Scheme	Number of votes*
Against the Scheme	Number of votes*
Abstain from voting	Number of votes*

*One vote per Pepkor Ordinary Share held by Scheme Members.

Signed at ______________________________ on ______________________________ 2003

Signature ______________________________

Capacity of signatory (where applicable) ______________________________ **Note: Authority of signatory to be attached – see note 9**

Assisted by me (where applicable) ______________________________ Full name ______________________________

Capacity ______________________________

Signature ______________________________

†The Scheme Meeting shall not be entitled to agree to any modification which has the effect of diminishing the rights of Scheme Members. If a Scheme Member agrees that the Scheme may be modified, the Scheme Member may indicate the manner and extent of any such modification to which the proxy may agree on a separate sheet of paper which must be lodged at or posted to the addresses stipulated in note 4, together with this form of proxy. In addition, please refer to the conditions stipulated in note 3.

Please read the notes on the reverse side hereof.

Notes:

1. A Scheme Member may insert the name of a proxy or the names of two alternative proxies of the Scheme Member's choice in the space/s provided, with or without deleting "the Chairperson of the Scheme Meeting" but any such deletion must be initialled by the Scheme Member. The person whose name appears first on the form of proxy and who is present at the Scheme Meeting will be entitled to act as proxy to the exclusion of those whose names follow.

2. A Scheme Member's instructions to the proxy must be indicated by the insertion of the relevant number of votes exercisable by the Scheme Member in the appropriate box provided. Failure to comply with the above will be deemed to authorise and direct the Chairperson of the Scheme Meeting, if the Chairperson is the authorised proxy, to vote in favour of the Scheme, or any other proxy to vote or abstain from voting at the Scheme Meeting as he/she deems fit, in respect of all the Scheme Member's votes exercisable thereat.

3. If a Scheme Member agrees that the Scheme may be modified, the Scheme Member may indicate the manner and the extent of such modification to which the proxy may agree on a separate sheet of paper which:

   3.1 must be lodged with or posted to Computershare Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107), to be received by no later than 10:00 on Tuesday, 9 December 2003; or

   3.2 handed to the Chairperson of the Scheme Meeting by no later than 30 (thirty) minutes before the Scheme Meeting is due to commence.

   It should be noted that, notwithstanding that a Scheme Member indicates that the Scheme may not be modified, the Chairperson (if the Chairperson is the authorised proxy) or any other proxy shall nevertheless be entitled to agree to a modification of the Scheme in terms of which the Scheme consideration is increased.

   If a Scheme Member fails to indicate whether the Scheme may be approved with or without modification, or fails to indicate the manner and the extent of any modification to which the proxy may agree, such failure shall be deemed to authorise the Chairperson of the Scheme Meeting or any other proxy, if the Chairperson deems fit, to agree to the Scheme with or without modification as he/she deems fit, in respect of all the Scheme Member's votes exercisable thereat.

4. Forms of proxy:

   4.1 must be lodged with or posted to Computershare Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) to be received by no later than 10:00 on Tuesday, 9 December 2003; or

   4.2 handed to the Chairperson of the Scheme Meeting by no later than 30 (thirty) minutes before the Scheme Meeting is due to commence.

5. The completion and lodging of this form of proxy will not preclude the Scheme Member from attending the Scheme Meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such Scheme Member wish to do so.

6. The Chairperson of the Scheme Meeting may reject or accept any form of proxy which is completed and/or received, other than in accordance with these notes, provided that the Chairperson is satisfied as to manner in which the Scheme Member concerned wishes to vote.

7. Each Scheme Member is entitled to appoint one or more proxies (none of whom need be a member of the Company) to attend, speak and vote in place of that Scheme Member at the Scheme Meeting.

8. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.

9. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity (e.g. for a company, close corporation, trust, pension fund, deceased estate, etc.) must be attached to this form of proxy unless previously recorded by the Company or its Transfer Secretaries or waived by the Chairperson of the Scheme Meeting.

10. Where this form of proxy is signed under power of attorney, such power of attorney must accompany this form of proxy, unless it has previously been registered with Pepkor or the Transfer Secretaries.

11. Where Pepkor Ordinary Shares are held jointly, all joint holders are required to sign.

12. A minor must be assisted by his/her parent or guardian unless the relevant documents establishing his/her legal capacity are produced or have been registered by the Transfer Secretaries.

13. **Dematerialised shareholders, other than with "own-name" registration, who wish to attend the Scheme Meeting or to vote by way of proxy, must contact their CSDP, institutional depository or broker who will furnish them with the necessary authority to attend the Scheme Meeting or to be represented thereat by proxy. This must be done in terms of the agreement between the member and his/her CSDP, institutional depository or broker.**